EXHIBIT 99.3

MOGO FINANCE TECHNOLOGY INC.

and

MOGO INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

__________________________________________________________

FIRST SUPPLEMENTAL CONVERTIBLE DEBENTURE INDENTURE

Dated June 21, 2019

__________________________________________________________

(ii)

FIRST SUPPLEMENTAL

CONVERTIBLE DEBENTURE INDENTURE

THIS FIRST SUPPPLEMENTAL CONVERTIBLE DEBENTURE INDENTURE (the "First Supplemental Indenture") made as of the 21st day of June, 2019,

BETWEEN:

MOGO FINANCE TECHNOLOGY INC., a corporation existing under the laws of the Province of British Columbia (the "Corporation")

AND:

MOGO INC. (FORMERLY DIFFERENCE CAPITAL FINANCIAL INC.), a corporation existing under the laws of the Province of British Columbia ("New Mogo")

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and having an office in Vancouver, British Columbia (the "Trustee")

WHEREAS the Corporation and the Trustee entered into a convertible debenture indenture dated June 6, 2017 (the "Indenture"), a copy of which is attached hereto as Schedule "A", governing the terms of convertible debentures of the Corporation (the "Debentures");

AND WHEREAS before the completion of the Arrangement (as defined below), New Mogo continued from under the Canada Business Corporations Act to a company existing under the Business Corporations Act (British Columbia) and changed its name from "Difference Capital Financial Inc." to "Mogo Inc.";

AND WHEREAS pursuant to a plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia), effective at 12:01 a.m. on June 21, 2019 (the "Effective Time"), among other things, the Corporation amalgamated with a wholly-owned subsidiary of New Mogo and each shareholder of the Corporation, other than New Mogo and shareholders of the Corporation who validly exercised dissent rights, received one common share of New Mogo (each, a "New Mogo Share") in exchange for each common share of the Corporation (each, a "Mogo Share") held immediately prior to the Arrangement;

AND WHEREAS pursuant to Sections 4.4(c) of the Indenture, upon completion of the Arrangement, each holder of Debentures who has not exercised its right of conversion prior to the Effective Time will no longer have the right to receive Mogo Shares on conversion of its Debentures, but will, instead, have the right to receive upon conversion of Debentures, in lieu of such Mogo Shares, the number of New Mogo Shares which such holder would have been entitled to receive under the Arrangement had it been the holder of such number of Mogo Shares at the Effective Time;

AND WHEREAS New Mogo wishes to expressly assume the obligations of the Corporation under the Debentures and the Indenture and the performance or observance of every covenant and provision of the Indenture and the Debentures required on the part of the Corporation, as required under Section 13.1(a)(i) of the Indenture;

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AND WHEREAS upon completion of the Arrangement and the express assumption by New Mogo of the obligations of the Corporation under the Debentures and the Indenture, the Debentures will be valid and binding obligations of New Mogo entitling the holders thereof, as against New Mogo, to all the rights of Debentureholders under the Indenture, as required under Section 13.1(a)(ii) of the Indenture;

AND WHEREAS pursuant to Section 13.2 of the Indenture, upon completion of the Arrangement and the express assumption by New Mogo of the obligations of the Corporation under the Debentures and the Indenture, the Corporation shall be relieved of all obligations and covenants under the Indenture and the Debentures and New Mogo may exercise every right and power of the Corporation under the Indenture with the same effect as if New Mogo had been named as the Corporation under the Indenture;

AND WHEREAS in order to support the security granted by the Corporation in support of all obligations and covenants under the Indenture and the Debentures, New Mogo and the Trustee will enter into a subordination agreement in the form attached as Schedule "B" hereto pursuant to Section 9.12 of the Indenture.

AND WHEREAS Section 18.1(d) of the Indenture provides that the Corporation and the Trustee may, subject to the terms and conditions therein, enter into indentures supplemental to the Indenture evidencing the succession of others to the Corporation and the covenants of and obligations assumed by any such successor;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this First Supplemental Indenture, and the other documents contemplated therein, by each of New Mogo and the Corporation, to make the same effective and binding upon New Mogo and the Corporation, as applicable;

AND WHEREAS the Trustee has agreed to enter into this First Supplemental Indenture, and the Trustee has agreed to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of the Debentures issued pursuant to the Indenture, as modified by this First Supplemental Indenture, from time to time;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by New Mogo and the Corporation and not by the Trustee;

NOW THEREFORE that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1 Definitions

All capitalized terms not defined herein shall have the meanings given to them in the Indenture.

1.2 Amendments to Indenture

(a)	This First Supplemental Indenture is supplemental to the Indenture, and the Indenture and this First Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Indenture and the Debentures as if all the provisions of the Indenture and this First Supplemental Indenture were contained in one instrument.

(b)	As of and from the date of this First Supplemental Indenture, the Indenture and the Debentures are amended by removing the Corporation as a party to the Indenture and the Debentures and replacing the Corporation with its successor, New Mogo, and making all changes necessary to give full and intended effect to this amendment and to ensure consistency in the Indenture and the Debentures;

(c)	In accordance with Section 4.4(c) of the Indenture, and notwithstanding any other provision of Section 4.4 of the Indenture, as and from the date hereof, any holder of Debentures who exercises its right to convert Debentures pursuant to the Indenture and the Debentures shall be entitled to receive and shall accept, in lieu of the Mogo Shares it would otherwise have been entitled to acquire if the conversion has occurred immediately prior to the Effective Time, such number of New Mogo Shares as is equal to the number of Mogo Shares it would otherwise have been entitled to receive on conversion of the Debentures immediately prior to the Arrangement. For greater certainty, no amendment is made hereunder to the Conversion Price set forth in the Indenture or the Debentures. The Conversion Price in effect on the date hereof for each New Mogo Share to be issued on conversion of the Initial Debentures is $5.00 (subject to adjustment as provided in the Indenture);

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(d)	Each Debenture certificate outstanding immediately prior to the Effective Time shall thereafter be deemed to include the amendments made hereunder. A replacement Debenture certificate may be issued by New Mogo in exchange for such outstanding Debenture certificate, on substantially the same terms (other than modifications to reflect New Mogo as the issuer of such Debenture certificate and the issuance of New Mogo Shares) and in the form attached as Schedule "C" hereto. Schedule "A", Schedule "B", Schedule "C", Schedule "D" and Schedule "E" of the Indenture are deleted and replaced with Schedule "C", Schedule "D", Schedule "E", Schedule "F" and Schedule "G" hereto, respectively.

(e)	The Indenture is and shall remain in full force and effect with regards to all matters governing it and the Debentures, except as the Indenture is amended, superseded, modified or supplemented by this First Supplemental Indenture, and the Indenture, as amended and supplemented by this First Supplemental Indenture, is in all respects confirmed.

ARTICLE 2

SUCCESSOR CORPORATION

2.1 Assumption of Obligations

New Mogo hereby expressly covenants and agrees to assume and does assume all of the rights, covenants, provisions and obligations of the Corporation in and to the Indenture, and all of the covenants, provisions and obligations of the Corporation under the Debentures, in each case, as and from 12:01 a.m. (PST) on the date of this First Supplemental Indenture. As continuing collateral security for the due and timely payment and performance by New Mogo of the Debenture Liabilities, New Mogo hereby mortgages, charges, pledges, assigns, transfers and sets over to the Trustee on behalf of the Trustee and the Debentureholders, and grants to the Trustee on behalf of the Trustee and the Debentureholders, subject only to Permitted Encumbrances, a general and continuing security interest, lien, charge, mortgage and encumbrance in all of the New Mogo's right, title and interest in and to all of New Mogo's present and after-acquired personal property and all proceeds of whatsoever nature and kind and wherever situate, on the same terms as provided in the Indenture. Without limiting the generality of the foregoing, from and after the date hereof, the Debentures will be valid and binding obligations of New Mogo entitling the holders thereof, as against New Mogo, to all rights of Debentureholders under the Indenture such that the interests, rights and powers of Debentureholders and the Trustee are preserved and not impaired by the Arrangement and the changes to the Indenture contemplated herein.

2.2 Release of Mogo Finance Technology Inc.

(a)	The parties hereby expressly acknowledge and agree that, the Corporation is released from all of its rights, covenants and obligations in and to the Indenture, and all of its covenants and obligations under the Debentures concurrently with New Mogo's assumption of obligations in section 2.1 of this First Supplemental Indenture.

(b)	Concurrently with the execution of the First Supplemental Indenture, New Mogo and the Trustee agree, in accordance with Section 9.12 of the Indenture, to enter into and execute a subordination agreement in the form attached as Schedule "B" hereto.

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ARTICLE 3

NOTICES

3.1 Notice to New Mogo

Any notice to New Mogo under the provisions of the Indenture shall be valid and effective if delivered to New Mogo in accordance with Article 16 of the Indenture at 2100 - 401 West Georgia St, Vancouver, BC, V6B 5A1, Attention: Chief Executive Officer, c/o E-mail: Legal@mogo.ca, with a copy delivered to Stikeman Elliott LLP, Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8, Attention: John F. Anderson, E-mail: janderson@stikeman.com.

ARTICLE 4

ADDITIONAL MATTTERS

4.1 Applicable Law

This First Supplemental Indenture shall be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts. The Corporation and New Mogo hereby irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

4.2 Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this First Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this First Supplemental Indenture and carry out its provisions.

4.3 Execution

This First Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this First Supplemental Indenture by facsimile or any other electronic format (including "pdf" or "tiff" files) shall be effective as delivery of a manually executed counterpart of this First Supplemental Indenture.

{Remainder of page intentionally left blank. Signature page follows.}

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IN WITNESS WHEREOF the parties hereto have executed these presents by the hands of their proper officers.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	(signed) Alice Kollen
Name: Alice Kollen
Title: Corporate Trust Officer

By:	(signed) Alexa Kwan
Name: Alexa Kwan
Title: Associate Trust Officer

MOGO FINANCE TECHNOLOGY INC.

By:	(signed) Gregory Feller
Name: Gregory Feller
Title: President & CFO

By:	(signed) David Feller
Name: David Feller
Title: CEO

MOGO INC.

By:	(signed) Gregory Feller
Name: Gregory Feller
Title: President and CFO

By:	(signed) David Feller
Name: David Feller
Title: CEO

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SCHEDULE "A"

INDENTURE

(see attached)

EXECUTION VERSION

CONVERTIBLE DEBENTURE INDENTURE

DATED AS OF THE 6TH DAY OF JUNE, 2017

BETWEEN

MOGO FINANCE TECHNOLOGY INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

PROVIDING FOR THE ISSUE OF DEBENTURES

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(continued)

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(continued)

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(continued)

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(continued)

		Page
17.5	Evidence and Authority to Trustee, Opinions, Etc.	93
17.6	Officer’s Certificates Evidence	94
17.7	Experts, Advisers and Agents	94
17.8	Trustee May Deal in Debentures	95
17.9	Investment of Monies Held by Trustee	95
17.10	Trustee Not Ordinarily Bound	95
17.11	Trustee Not Required to Give Security	95
17.12	Trustee Not Bound to Act on Corporation’s Request	95
17.13	Conditions Precedent to Trustee’s Obligations to Act Hereunder	96
17.14	Authority to Carry on Business	96
17.15	Compensation and Indemnity	96
17.16	Acceptance of Trust	97
17.17	Third Party Interests	98
17.18	Anti-Money Laundering	98
17.19	Privacy Laws	98
17.20	Force Majeure	98
17.21	Concerning the Trustee	99
17.22	Trustee Not to be Appointed Receiver	99
17.23	Trustee Not Required to Give Notice of Default	99
17.24	Environmental Indemnity	99
ARTICLE 18 SUPPLEMENTAL INDENTURES		100
18.1	Supplemental Indentures	100
ARTICLE 19 EXECUTION AND FORMAL DATE		101
19.1	Execution	101
19.2	Contracts of the Corporation	101
19.3	Formal Date	101
SCHEDULE A FORM OF GLOBAL DEBENTURE		1
SCHEDULE B FORM OF CONVERSION NOTICE		1
SCHEDULE C FORM OF EARLY CONVERSION NOTICE		1
SCHEDULE D FORM OF PREPAYMENT NOTICE		1
SCHEDULE E FORM OF MATURITY NOTICE		1
SCHEDULE F FORM OF SUBORDINATION AGREEMENT		1

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THIS INDENTURE made this 6th day of June, 2017.

BETWEEN:

MOGO FINANCE TECHNOLOGY INC., a corporation incorporated and existing under the laws of the Province of British Columbia (hereinafter called the “Corporation”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company organized under the federal laws of Canada having an office in the City of Vancouver, in the Province of British Columbia (hereinafter called the “Trustee”)

WHEREAS the Corporation wishes to create and issue the Debentures (as defined herein) in the manner and subject to the terms and conditions of this Indenture;

AND WHEREAS the Corporation, under the laws relating thereto, is duly authorized to create and issue the Debentures to be issued as herein provided;

AND WHEREAS, when certified by the Trustee and issued as provided in this Indenture, all necessary steps in relation to the Corporation have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE THIS INDENTURE WITNESSES that in consideration of the respective covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are mutually acknowledged), the Corporation and the Trustee covenant and agree, for the benefit of each other and for the equal and rateable benefit of the holders, as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings, namely:

(a) “20-day VWAP” means the volume weighted average trading price of the Shares, calculated by dividing the total value by the total volume of Shares traded on the TSX for the immediately preceding 20 trading days;

(b) “90% Redemption Right” has the meaning ascribed thereto in Section 2.4(h)(iii);

(c) “this Indenture”, “this Convertible Debenture Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Convertible Debenture Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(d) “Accounts” has the meaning ascribed thereto in Section 1.1(llll)(i);

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(e) “Additional Debentures” means Debentures of any one or more series, other than the first series of Debentures, being the Initial Debentures, issued under this Indenture;

(f) “Affiliate”, when used to indicate a relationship with a person or company, has the meaning ascribed thereto in the Securities Act (British Columbia);

(g) “Alternative Interest Payment Date VWAP” means the volume weighted average trading price of the Shares, calculated by dividing the total value by the total volume of Shares traded on the TSX for the 20 trading days ending on the fifth day prior to the payment of interest in Shares in accordance with Section 2.14(b)(ii);

(h) “Applicable Laws” means all laws, rules, regulations, codes, by-laws, statutes, ordinances, directives and orders, in effect from time to time, of all jurisdictions and Governing Authorities having jurisdiction with respect to the Corporation and its Affiliates;

(i) “Applicable Securities Legislation” means applicable securities laws (including rules, regulations, policies and instruments) in each of the provinces and territories of Canada;

(j) “Approved Bank” has the meaning ascribed thereto in Section 17.9;

(k) “Auditors of the Corporation” means an independent firm of chartered accountants duly appointed as auditors of the Corporation and, as of the date hereof, is MNP LLP;

(l) “Authorized Officer” has the meaning ascribed to the term “officer” in the Securities Act (British Columbia) and includes any authorized officer of the Corporation as listed on a certificate of incumbency of the Corporation delivered to the Trustee from time to time;

(m) “Beneficial Holder” means any person who holds a beneficial interest in a Global Debenture or a Book Based Only Debenture, as applicable, as shown on the books of the Depository or a Depository Participant, as applicable;

(n) “Board of Directors” means the board of directors of the Corporation or any committee thereof, acting on behalf of the Corporation;

(o) “Book Based Only Debentures” means Debentures issued under this Indenture in non-certificated form which are held only by way of a book based (electronic) register maintained by the Depository;

(p) “Business Day” means any day other than a Saturday, Sunday or any other day that the Trustee in the City of Vancouver is not generally open for business;

(q) “CDS” means CDS Clearing and Depository Services Inc.;

(r) “Change of Control” means (i) any amalgamation, plan of arrangement, take-over bid, share-for-share exchange, merger, corporate reorganization, or other transaction pursuant to which voting securities of the Corporation are issued or the issued and outstanding voting securities of the Corporation are exchanged for or converted into another class of security or securities or the securities of another corporation or entity and pursuant to which the shareholders of the Corporation immediately prior to such transaction hold fewer than fifty percent (50%) of the issued and outstanding voting securities of the Corporation or the successor corporation or other entity, as the case may be, immediately following such transaction; or (ii) any conveyance, transfer, sale, lease or other disposition of all or substantially all of the Corporation’s and the Corporation’s Subsidiaries’ assets and properties, taken as a whole;

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(s) “Change of Control Notice” has the meaning ascribed thereto in Section 2.4(h)(ii);

(t) “Change of Control Purchase Date” has the meaning ascribed thereto in Section 2.4(h)(i);

(u) “Change of Control Offer” has the meaning ascribed thereto in Section 2.4(h)(i);

(v) “Closing Date” means June 6, 2017;

(w) “Common Share Interest Payment Election” has the meaning ascribed thereto in Section 2.14(b)(i)(B);

(x) “Conversion Price” means the dollar amount for which each Share may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 4, and without limiting the generality of the foregoing, the Conversion Price in effect on the date hereof for each Share to be issued on conversion of the Initial Debentures is $5.00 (subject to adjustment as provided herein);

(y) “Corporation” means Mogo Finance Technology Inc. and includes any successor to or of the Corporation which shall have complied with the provisions of Article 13;

(z) “Corporation Property”, at any time, means all of the money, properties and other assets of any nature or kind whatsoever as are, at such time, held by the Corporation or by the Trustee on behalf of the Corporation, and any reference to “property” or “property of the Corporation” or “assets” or “assets of the Corporation” includes, in each case, the Corporation Property;

(aa) “Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by the Corporation and acceptable to the Trustee;

(bb) “Current Market Price” means the volume weighted average trading price of the Shares on the Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event. The weighted average trading price will be determined by dividing the aggregate sale price of all Shares sold on the Exchange during the 20 consecutive trading days by the total number of Shares so sold. If the Shares are not listed on the Exchange, reference shall be made for the purpose of the above calculation to the principal securities exchange or market on which the Shares are listed or quoted or if no such prices are available “Current Market Price” shall be the fair value of a Share as reasonably determined by the Board of Directors in good faith;

(cc) “Date of Conversion” has the meaning ascribed thereto in Section 4.3(b);

(dd) “Debenture Documents” means this Indenture, the Debentures, the Subordination Agreement and all other certificates, instruments, notices, agreements and documents delivered or to be delivered pursuant to this Indenture, the Debentures or the Subordination Agreement, each as amended, modified, supplemented, restated or replaced from time to time;

(ee) “Debenture Liabilities” has the meaning ascribed thereto in Section 9.6;

(ff) “Debentureholders” or “holders” means the Persons for the time being entered in the register for Debentures as registered holders of Debentures or any transferees of such Persons by endorsement or delivery;

(gg) “Debentures” means the debentures, notes or other evidences of indebtedness of the Corporation issued and certified hereunder, or deemed to be issued and certified hereunder, including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive, uncertificated or interim form or in the form of Global Debentures or Book Based Only Debentures;

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(hh) “Defeased Debentures” has the meaning ascribed thereto in Section 12.6(b);

(ii) “Depository” means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures or as Book Based Only Debentures, in either case the person designated as depository by the Corporation pursuant to Section 3.2(a) until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depository” shall mean each person who is then a depository hereunder, and if at any time there is more than one such person, “Depository” as used with respect to the Debentures of any series shall mean each depository with respect to the Global Debentures or Book Based Only Debentures, as the case may be, of such series and, in the case of the Initial Debentures, the Depository shall initially be CDS;

(jj) “Depository Participant” means a broker, dealer, bank, other financial institution or other person for whom a Depository from time to time effects book-entries for a Global Debenture deposited with the Depository or for a Book Based Only Debenture;

(kk) “Directors” means the directors of the Corporation on the date hereof or such directors as may, from time to time, be appointed or elected directors of the Corporation pursuant to the Corporation’s articles and Applicable Laws, and “Director” means any one of them, and reference to action by the Directors means action by the Directors as a board;

(ll) “Distributed Securities” has the meaning ascribed thereto in Section 4.4(d);

(mm) “Early Conversion” has the meaning ascribed thereto in Section 2.4(e);

(nn) “Early Conversion Date” has the meaning ascribed thereto in Section 5.3;

(oo) “Early Conversion Notice” has the meaning ascribed thereto in Section 5.3;

(pp) “Early Conversion Price” has the meaning ascribed thereto in Section 2.4(e);

(qq) “Early Share Conversion Right” has the meaning ascribed thereto in Section 5.6(a);

(rr) “Equipment” has the meaning ascribed thereto in Section 1.1(llll)(ii);

(ss) “especially affected series” has the meaning ascribed thereto in Section 15.2(b)(i);

(tt) “Event of Default” has the meaning ascribed thereto in Section 11.1;

(uu) “Exchange” means the TSX or such other stock exchange or quotation system on which the Shares are listed and which forms the primary trading market for the Shares;

(vv) “Excluded Property” means:

(i) the last day of any term created by any lease or agreement therefor now held or hereafter acquired by the Corporation but the Corporation agrees to stand possessed of the reversion thereby remaining in the Corporation of any leasehold premises upon trust for the Debentureholder to assign and dispose thereof as the Debentureholder directs; or

(ii) any lease or other agreement which contains a provision which provides in effect that such lease or agreement may not be assigned, subleased, charged or encumbered without the leave, licence, consent or approval of the lessor, until such leave, licence, consent or approval is obtained and the Security Interest will attach and extend to such lease or agreement as soon as such leave, licence, consent or approval is obtained; provided, however, that the Corporation agrees to stand possessed of such last day in trust for such person as the Debentureholder may direct and the Corporation shall assign and dispose thereof in accordance with such direction; or

(iii) any consumer goods of the Corporation;

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(ww) “Experts” has the meaning ascribed thereto in Section 17.15(e);

(xx) “Expiration Date” has the meaning ascribed thereto in Section 4.4(e);

(yy) “Expiration Time” has the meaning ascribed thereto in Section 4.4(e);

(zz) “Extraordinary Resolution” has the meaning ascribed thereto in Section 15.12;

(aaa) “Freely Tradable” means, in respect of units, shares (including Shares) or other securities of capital of any class of any entity, which units, shares (including Shares) or other securities: (i) are issuable without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation and such issue does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document) under Applicable Securities Legislation; and (ii) can be traded by the holder thereof without any restriction, including through the facilities of the Exchange, under Applicable Securities Legislation, such as hold periods, except in the case of a distribution by a “control person” (as defined in the Applicable Securities Legislation);

(bbb) “generally accepted accounting principles” or “GAAP” means generally accepted accounting principles from time to time approved by the Chartered Professional Accountants of Canada for publicly accountable principles (being IFRS as adopted by the Canadian Accounting Standards Board) (including as further described in Section 1.16);

(ccc) “Global Debenture” means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.6 for purposes of being held by or on behalf of the Depository as custodian for Depository Participants in the Depository’s book-entry only registration system or non-certificated inventory system, and may be certificated or uncertificated;

(ddd) “Governing Authorities” means any:

(i) multinational, federal, provincial, territorial, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign;

(ii) any subdivision or authority of any of the foregoing; or

(iii) any quasi-governmental or private body exercising a regulatory, expropriation or taxing authority under or for the account of any of the above;

(eee) “Government Obligations” means securities issued or guaranteed by the federal government of Canada or any province or territory thereof;

(fff) “Guarantees” means any guarantee or undertaking to assume, endorse, contingently agree to purchase, or to provide funds for the payment of, or otherwise become liable in respect of, any indebtedness, liability or obligation of any Person;

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(ggg) “IFRS” means at any time, International Financial Reporting Standards, at the relevant time applied on a consistent basis;

(hhh) “Indemnified Parties” has the meaning ascribed thereto in Section 17.24;

(iii) “Initial Debentures” means the first series of Debentures designated as “10.0% Convertible Senior Secured Debentures” and described in Section 2.4;

(jjj) “Interest Obligation” means the obligation of the Corporation to pay interest on the Debentures, as and when the same becomes due;

(kkk) “Interest Payment Date” means a date specified in a Debenture as the date on which interest on such Debenture shall become due and payable computed on the basis of a 365 day year, unless otherwise specified herein, and which for the Initial Debentures shall be semi-annual payments in arrears on May 31 and November 30 of each year, the first such payment to fall due on November 30, 2017, computed on the basis of a 365 day year;

(lll) “Interest Payment Date VWAP” means the volume weighted average trading price of the Shares, calculated by dividing the total value by the total volume of Shares traded on the TSX for the 20 trading days ending on the fifth day prior to the Interest Payment Date;

(mmm) “Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Trustee’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Trustee, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(nnn) “Inventory” has the meaning ascribed thereto in Section 1.1(llll)(iv);

(ooo) “Investment Property” has the meaning ascribed thereto in Section 1.1(llll)(ix);

(ppp) “NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

(qqq) “Maturity Account” means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Trustee) for each series of Debentures issued pursuant to and in accordance with this Indenture;

(rrr) “Maturity Date” means the date specified for maturity of any Debentures as prescribed in this Indenture or in any supplement hereto and means, for the Initial Debentures, May 31, 2020;

(sss) “Maturity Date VWAP” means the volume weighted average trading price of the Shares, calculated by dividing the total value by the total volume of Shares traded on the TSX for the 20 trading days ending on the fifth day prior to the Maturity Date;

(ttt) “Maturity Notice” has the meaning ascribed thereto in Section 2.4(g);

(uuu) “NCI Letter of Instruction” means the NCI System letter of instruction provided by the Depository to the Trustee in connection with the conversion of the Debentures;

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(vvv) “NCI System” means a non-certificated inventory system for Debentures maintained by the Depository, as may be changed, supplemented, replaced or otherwise modified from time to time;

(www) “Offering” means the public offering by prospectus dated May 24, 2017 of up to $15,000,000 aggregate principal amount of Initial Debentures;

(xxx) “Offer Price” has the meaning ascribed thereto in Section 2.4(h)(i);

(yyy) “Offeror’s Notice” has the meaning ascribed thereto in Section 14.3;

(zzz) “Officer’s Certificate” means a certificate of the Corporation signed by any one authorized officer or director of the Corporation, in his or her capacity as an officer or director of the Corporation, and not in his or her personal capacity;

(aaaa) “Permitted Encumbrances” means as of any particular time any of the following encumbrances on the Secured Assets or property intended to form part of the Secured Assets or any part thereof:

(i) liens for taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which are being contested in good faith by proper legal proceedings;

(ii) the lien of any judgment rendered or claim filed which is being contested in good faith by proper legal proceedings (other than that which constitutes an Event of Default);

(iii) undetermined or inchoate liens and charges incidental to current operations which have not at such time been filed pursuant to law or which relate to obligations not yet due or delinquent;

(iv) any and all liens, charges, mortgages, security interests, hypothecs and other encumbrances which affect all or any portion of the Secured Assets relating to Senior Indebtedness and Senior Security;

(v) any Security Interest (as defined herein) consented to in writing by an Extraordinary Resolution delivered to the Trustee; and

(vi) the Security Interests created by the this Indenture;

(bbbb) “Periodic Offering” means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by the Corporation upon the issuance of such Debentures from time to time;

(cccc) “Person” includes an individual, corporation, company, trust, partnership, joint venture, association, trust, trustee, unincorporated organization or other organization, whether or not a legal entity or government or any agency or political subdivision thereof;

(dddd) “PPSA” means the Personal Property Security Act (British Columbia);

(eeee) “Prepayment Date” has the meaning ascribed thereto in Section 6.2;

(ffff) “Prepayment Notice” has the meaning ascribed thereto in Section 6.2;

(gggg) “Prepayment Price” has the meaning ascribed thereto in Section 2.4(f);

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(hhhh) “Prospectus” has the meaning ascribed thereto in Section 2.16;

(iiii) “Purchased Shares” has the meaning ascribed thereto in Section 4.4(e);

(jjjj) “Receiver” has the meaning ascribed thereto in Section 11.4(e)(i)(D);

(kkkk) “Receiver Certificates” has the meaning ascribed thereto in Section 11.4(e)(i)(D)(6);

(llll) “Secured Assets” means collectively all of the Corporation’s right, title and interest in and to all of the Corporation’s present and after‑acquired personal property and all proceeds of whatsoever nature and kind and wherever situate, other than Excluded Property and other than as provided in Section 9.2, and subject to Permitted Encumbrances, including without limiting the generality of the foregoing all of the following property:

(i) Accounts. All debts, accounts, claims, monies and choses in action which now are, or which may at any time hereafter be due or owing to or owned by the Corporation, and all books, records, documents, agreements, papers and electronically recorded data recording, evidencing, securing or otherwise relating to such debts, accounts, claims, monies and choses in action or any part or parts thereof (collectively “Accounts”);

(ii) Equipment. All present and future equipment now or hereafter owned by the Corporation, including all machinery, fixtures, plants, tools, furniture, vehicles of any kind or description, all spare parts, accessions and accessories located at or installed in or affixed or attached to any of the foregoing, and all drawings, specifications, plans and manuals relating thereto and any other goods that are not Inventory (collectively “Equipment”);

(iii) Intangibles: All the Corporation's right, title and interest in and to all the Corporation's present and after-acquired intangible property wherever situate and now or hereafter owned by the Corporation including, without limitation, any patents, trademarks, tradenames, copyrights, other industrial designs and other industrial or intellectual property of the Corporation, all contractual rights, licenses and undertaking of the Corporation and all other choses in action of the Corporation of every kind which now are, or which may at any time hereafter be, due or owing to or owned by the Corporation and all other intangible property of the Corporation which is not Accounts, goods, chattel paper, documents of title, instruments, money or securities.

(iv) Inventory. All present and future inventory of whatever kind now or hereafter owned by the Corporation, including all raw materials, materials used or consumed in the business or profession of the Corporation, goods, work in progress, finished goods, returned goods, repossessed goods, goods used for packing, all packaging materials, supplies and containers, materials used in the business of the Corporation whether or not intended for sale and goods acquired or held for sale, lease or resale or furnished or to be furnished under contracts of rental or service (collectively “Inventory”);

(v) Documents of Title. All present and future documents of title of the Corporation, whether negotiable or otherwise including all warehouse receipts and bills of lading;

(vi) Chattel Paper. All present and future agreements made between the Corporation as secured party and others which evidence both a monetary obligation and a security interest in or a lease of specific goods;

(vii) Instruments. All present and future bills, notes and cheques (as such are defined pursuant to the Bills of Exchange Act (Canada)), and all other writings that evidence a right to the payment of money and that are of a type that in the ordinary course of business are transferred by delivery without any necessary endorsement or assignment;

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(viii) Money. All present and future money of the Corporation, whether authorized or adopted by the Parliament of Canada as part of its currency or any foreign government as part of its currency;

(ix) Securities. All present and future securities held by the Corporation, including shares, options, rights, warrants, other securities, joint venture interests, interests in limited partnerships, bonds, debentures and all other documents which constitute evidence of a security, participation or other interest of the Corporation in property or in an enterprise or which constitute evidence of an obligation of the issuer; and including an uncertified security within the meaning of Part VI (Investment Securities) of the Business Corporations Act (British Columbia) and all substitutions therefor and dividends and in-come derived therefrom and all rights in respect thereof (collectively, “Investment Property”);

(x) Leases. All leases now owned or hereafter acquired by the Corporation as tenant (whether oral or written) or any agreement therefor, together with all of the Corporation's erections, improvements and fixtures situate thereupon;

(xi) Undertaking. All present and future personal property, assets and undertaking of the Corporation not referred to in Sections 1.1(llll)(i) to 1.1(llll)(x), inclusive, and the Secured Assets; and

(xii) Proceeds. All proceeds derived from the property, assets and undertaking of the Corporation referred to in Sections 1.1(llll)(i) to 1.1(llll)(xi) and the Secured Assets including, without limitation, insurance proceeds and any other payment representing indemnity or compensation for loss of or damage thereto or the proceeds therefrom;

(mmmm) “Security Interest” means the pledges, assignments, mortgages, charges, hypothecations and encumbrances of and the security interests in the Secured Assets created in favour of the Trustee (for itself and the Debentureholders);

(nnnn) “Senior Creditor” means a holder or holders of Senior Indebtedness and includes any representative or representatives, agent or agents or trustee or trustees of any such holder or holders;

(oooo) “Senior Indebtedness” means all present and future indebtedness, liabilities and obligations, direct or indirect, absolute or contingent of the Corporation and its Subsidiaries which would, in accordance with IFRS, be classified upon a consolidated balance sheet of the Corporation as liabilities of the Corporation or its Subsidiaries and, whether or not so classified, shall include (without duplication): (A) indebtedness of the Corporation or its Subsidiaries for borrowed money, including such amounts as may be owing pursuant to the credit and guarantee agreement dated as of the 25th day of February, 2014, (as amended, modified or restated from time to time) among, inter alios, the Corporation, the lenders party thereto from time to time and Fortress Credit Co LLC (“Fortress”), as agent for such lenders; (B) obligations of the Corporation or its Subsidiaries under Guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the Senior Indebtedness or other obligations of any other person which would otherwise constitute Senior Indebtedness within the meaning of this definition; (C) all renewals, extensions and refinancing of any of the foregoing; and (D) all costs and expenses incurred by or on behalf of the holder of any Senior Indebtedness in enforcing payment or collection of any such Senior Indebtedness, including enforcing any security interest securing the same. “Senior Indebtedness” shall not include any indebtedness that would otherwise be Senior Indebtedness if it is expressly stated to be subordinate to or rank pari passu with the Debentures;

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(pppp) “Senior Security” means all mortgages, hypothecs, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, held by or on behalf of any Senior Creditor and in any manner securing any Senior Indebtedness;

(qqqq) “Serial Meeting” has the meaning ascribed thereto in Section 15.2(b)(i);

(rrrr) “Share Bid Request” means a request by the Corporation for bids to purchase Shares (which shares are to be issued by the Corporation on the Share Delivery Date) made in accordance with Section 2.14(b)(i)(B) and which shall make the acceptance of any bid made pursuant to such request conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Shares which, together with the cash payments by the Corporation including cash payments in lieu of fractional Shares (if any), equal the applicable Interest Obligation;

(ssss) “Share Delivery Date” means a date, not more than 90 days and not less than five Business Days prior to the applicable Interest Payment Date, upon which Shares are issued by the Corporation and delivered to the Trustee for delivery pursuant to the share purchase transactions provided for in the applicable Share Purchase Agreements;

(tttt) “Share Interest Payment Election Amount” means the sum of the amount of the aggregate proceeds resulting from the sale of Shares pursuant to acceptable bids obtained pursuant to the Share Bid Requests, together with an amount paid by the Corporation in cash, including any amount in respect of fractional Shares (if any), that is equal to the aggregate amount of the Interest Obligation in respect of which the Common Share Interest Payment Election was delivered;

(uuuu) “Share Purchase Agreement” means an agreement in customary form as agreed upon by the parties to be entered into among the Corporation and the Persons making acceptable bids pursuant to a Share Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of the Exchange;

(vvvv) “Share Repayment Right” has the meaning attributed thereto in Section 8.4(a);

(wwww) “Shares” means common shares in the capital of the Corporation, as such common shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or exchange or a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, exchanges, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 4.4, “Shares” shall mean the shares or other securities or property resulting from such change, exchange, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(xxxx) “Subordination Agreement” means any subordination agreement among the Corporation, a Senior Creditor and the Trustee in respect of the subordination of any holders security interest and right of payment to a Senior Creditor as further detailed herein in Article 9, including that certain subordination agreement among the Corporation, Fortress and the Trustee dated June 6, 2017, as amended, modified or restated, attached as Schedule F;

(yyyy) “Subsidiary” has the meaning ascribed thereto in the Securities Act (British Columbia);

(zzzz) “Successor” has the meaning ascribed thereto in Section 13.1;

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(aaaaa) “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder as amended from time to time;

(bbbbb) “Time of Expiry” means the time of expiry of certain rights with respect to the conversion of Debentures under Section 2.4(d) and Article 4 which is to be set forth separately in the form and terms for each series of Debentures which by their terms are to be convertible;

(ccccc) “Total Offer Price” has the meaning ascribed thereto in Section 2.4(h)(i);

(ddddd) “Trustee” means Computershare Trust Company of Canada, or its successor or successors for the time being as trustee hereunder;

(eeeee) “trading day” means, with respect to the Exchange or other market for securities, any day on which such exchange or market is open for trading or quotation;

(fffff) “TSX” means the Toronto Stock Exchange and any successor(s) thereto;

(ggggg) “United States” means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia; and

(hhhhh) “Written Direction of the Corporation” means an instrument in writing signed by any one officer or director of the Corporation on behalf of the Corporation.

1.2 Meaning of “Outstanding”

Every Debenture certified or authenticated by the Trustee completing their Internal Procedures hereunder and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted, prepaid or redeemed or delivered to the Trustee for cancellation, conversion, prepayment or redemption and monies and/or Shares, as the case may be, for the payment thereof shall have been set aside under Article 12, provided that:

(a) Debentures which have been partially redeemed, purchased, prepaid or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased, unprepaid or unconverted part of the principal amount thereof;

(b) when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c) for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary of the Corporation shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the Debentureholders present or represented at any meeting of Debentureholders, only the Debentures which are certified by the Corporation as being so owned shall be disregarded;

(ii) Debentures so owned which have been pledged in good faith other than to the Corporation or a Subsidiary of the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation or a Subsidiary of the Corporation;

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(iii) for the purposes of disregarding any Debentures owned legally or beneficially by the Corporation or any Subsidiary, the Corporation shall provide to the Trustee, at the request of the Trustee, from time to time, an Officer’s Certificate setting forth as at the date of such certificate:

(A) the names of the Debentureholders which, to the knowledge of the Corporation, are owned, directly or indirectly, legally or beneficially by the Corporation or any Subsidiary; and

(B) the principal amount of Debentures owned legally or beneficially by each of such holders;

and the Trustee in making such determination shall be entitled to rely upon such certificate; and

(iv) Debentures so owned shall not be disregarded if they are the only Debentures outstanding.

1.3 Interpretation

In this Indenture:

(a) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b) all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c) all references to Sections refer, unless otherwise specified, to Sections, subsections or clauses of this Indenture;

(d) words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them;

(e) reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(f) unless otherwise indicated, reference to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time; and

(g) unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated by including the day on which the period commences and excluding the day on which the period ends.

1.4 Headings, Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction, interpretation, validity or enforceability of this Indenture or of the Debentures.

1.5 Time of Essence

Time shall be of the essence of this Indenture.

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1.6 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.7 Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.8 Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Initial Debenture attached hereto as Schedule A, be drawn up in the English language only. Les parties aux présentes reconnaissent avoir accepté et demandé que le présent acte de fiducie et tous les documents s’y rapportant, y compris, sans restreindre la portée générale de ce qui précède, le formulaire de débenture joint aux présentes à titre d’annexe A, soient rédigés en langue anglaise seulement.

1.9 Successors and Assigns

All covenants and agreements of the Corporation in this Indenture and the Debentures shall bind its successors and assigns, whether so expressed or not. All covenants and agreements of the Trustee in this Indenture shall bind its successors.

1.10 Severability

In case any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, such provision shall be deemed to be severed herefrom or therefrom and the validity, legality and enforceability of the remaining provisions shall not in any way be affected, prejudiced or impaired thereby.

1.11 Entire Agreement

This Indenture and all supplemental indentures and Schedules hereto and thereto, the Debentures issued hereunder and thereunder and the Subordination Agreement together constitute the entire agreement between the parties hereto with respect to the indebtedness created hereunder and thereunder and under the Debentures and supersedes as of the date hereof all prior memoranda, agreements, negotiations, discussions and term sheets, whether oral or written, with respect to the indebtedness created hereunder or thereunder and under the Debentures.

1.12 Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the Debentureholders, any Senior Creditor (to the extent provided in Article 9 only), and (to the extent provided in Section 11.12) the holders of Shares, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.13 Applicable Law and Attornment

This Indenture, any supplemental indenture and the Debentures shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts. With respect to any suit, action or proceedings relating to this Indenture, any supplemental indenture or any Debenture, the Corporation, the Trustee and each holder irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

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1.14 Currency of Payment

Unless otherwise indicated in a supplemental indenture with respect to any particular series of Debentures, all payments to be made under this Indenture or a supplemental indenture shall be made in Canadian dollars.

1.15 Non-Business Days

Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other action shall be taken, as the case may be, unless otherwise specifically provided herein, on or as of the next succeeding Business Day without any additional interest, cost or charge to the Corporation.

1.16 Accounting Terms

Except as hereinafter provided or as otherwise indicated in this Indenture, all calculations required or permitted to be made hereunder pursuant to the terms of this Indenture shall be made in accordance with GAAP. For greater certainty, GAAP shall include any accounting standards, including IFRS, that may from time to time be approved for general application by the Chartered Professional Accountants of Canada.

1.17 Calculations

The Corporation shall be responsible for making all calculations called for hereunder including, without limitation, calculations of Current Market Price. The Corporation shall make such calculations in good faith and, absent manifest error, the Corporation’s calculations shall be final and binding on holders and the Trustee. The Corporation will provide a schedule of its calculations to the Trustee and the Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

1.18 Schedules

The following Schedules are incorporated into and form part of this Indenture:

Schedule “A” - Form of Global Debenture

Schedule “B” - Form of Conversion Notice

Schedule “C” - Form of Early Conversion Notice

Schedule “D” - Form of Prepayment Notice

Schedule “E” - Form of Maturity Notice

Schedule “F” - Form of Subordination Agreement

In the event of any inconsistency between the provisions of any Section of this Indenture and the provisions of the Schedules which form a part hereof, the provisions of this Indenture shall prevail to the extent of the inconsistency.

ARTICLE 2

THE DEBENTURES

2.1 Limit of Debentures

Subject to the limitation in respect of the aggregate principal amount of Initial Debentures set out in Section 2.4(a), the aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth. For greater certainty, this Indenture does not limit the ability of the Corporation to incur additional indebtedness, including indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any future indebtedness of the Corporation.

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2.2 Terms of Debentures of any Series

The Debentures may be issued in the same series or of a different series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series (other than the Initial Debentures as provided for in Section 2.4):

(a) the designation of the Debentures of the series (other than the Initial Debentures as provided for in Section 2.4), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b) any limit upon the aggregate principal amount of the Debentures of the series that may be certified or authenticated and delivered under this Indenture;

(c) the date or dates on which the principal of the Debentures of the series is payable;

(d) the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which record date, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e) the place or places where the principal of and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f) the right of the Corporation to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

(g) the obligation of the Corporation to convert the Debentures of the series at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be converted, in whole or in part, pursuant to such obligations;

(h) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i) subject to the provisions of this Indenture, any trustee, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j) any other events of default or covenants with respect to the Debentures of the series;

(k) whether and under what circumstances the Debenture of the series will be convertible into or exchanged for Shares;

(l) whether the Debentures of the series will be guaranteed by any person and the terms of any such guarantee;

(m) the form and terms of the Debentures of the series;

(n) if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures or Book Based Only Debentures and, in such case, the Depository or Depositories for such Global Debentures or Book Based Only Debentures in whose name, or whose nominee’s name, the Global Debentures or Book Based Only Debentures will be registered, and any circumstances other than or in addition to those set out in Section 2.9 or 3.1 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture or Book Based Only Debenture may be transferred to and registered in the name of a person other than the Depository for such Global Debentures or Book Based Only Debentures or a nominee thereof; and

(o) any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture).

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All Debentures of any one series shall be substantially identical. All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the Board of Directors, Officer’s Certificate or in an indenture supplemental hereto.

2.3 Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the Board of Directors (or to the extent established pursuant to, rather than set forth in, a resolution of the Board of Directors, in an Officer’s Certificate detailing such establishment) or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the directors or officers of the Corporation executing such Debentures on behalf of the Corporation, as conclusively evidenced by their execution of such Debentures.

2.4 Form and Terms of Initial Debentures

(a) The first series of Debentures (the “Initial Debentures”) authorized for issue immediately is limited to an aggregate principal amount of $15,000,000 and shall be designated as “10% Convertible Senior Secured Debentures”.

(b) The Initial Debentures shall be dated as of the Closing Date and shall mature May 31, 2020, the “Maturity Date” for the Initial Debentures.

(c) The Initial Debentures shall bear interest from and including Closing Date at the rate of 10% per annum (based on a year of 365 days), payable in arrears in semi-annual payments (with the exception of the first interest payment which will include interest from and including the Closing Date) on May 31 and November 30 of each year, the first such payment to fall due on November 30, 2017 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures or the earlier date of prepayment, repurchase or conversion of the Initial Debentures) to fall due on May 31, 2020 or an earlier date of prepayment, repurchase or conversion, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually, computed on the basis of a 365 day year. Each payment of interest on the Initial Debentures will include interest accrued for the period commencing on and including the immediately preceding Interest Payment Date (or, if none, the initial issuance date of the Initial Debentures) to but excluding the next following Interest Payment Date (or prepayment, repurchase or conversion date, as the case may be). For certainty, the initial interest payment will include interest accrued from and including the Closing Date, to, but excluding November 30, 2017, which will be equal to $48.49 for each $1,000 principal amount of Initial Debentures. The record dates for the payment of interest on the Initial Debentures will be the close of business on the sixth Business Day prior to each Interest Payment Date.

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(d) Upon and subject to the terms and conditions of this Indenture, including Article 4, the principal amount of each Initial Debenture will be convertible into Freely Tradable Shares, at the option of the Debentureholder, at any time prior to the earlier of the close of business on the Business Day immediately preceding: (i) the Maturity Date of the Initial Debentures; (ii) if the Initial Debentures are called for prepayment, the date specified by the Corporation for prepayment of the Initial Debentures; (iii) if the Initial Debentures are called for Early Conversion, the date specified by the Corporation for Early Conversion of the Initial Debentures; or (iv) if subject to repurchase pursuant to a Change of Control, the date specified by the Corporation for repurchase (the earlier of which will be the “Time of Expiry” for the purposes of Section 2.4(d) and Article 4 in respect of the Initial Debentures) at a price per Freely Tradable Share equal to the Conversion Price, initially being a conversion rate of 200 Freely Tradable Shares per $1,000 principal amount of Debentures, subject to a minimum conversion amount of $5,000 and subject to adjustments for fractional interests in accordance with Section 4.4. Upon a voluntary conversion by a Debentureholder, the Corporation may offer and such Debentureholder (in the Debentureholder’s discretion) may agree to the delivery of cash for all or a portion of the Initial Debentures converted in lieu of Freely Tradable Shares in accordance with Section 4.12. Debentureholders converting their Debentures will be entitled to receive, in addition to the applicable number of Freely Tradable Shares (or cash in lieu), accrued and unpaid interest (less any taxes required to be deducted in accordance with Section 2.15) on such Debentures, payable at the option of the Corporation in cash or Freely Tradable Shares in accordance with Section 2.14(b)(ii) in respect thereof for the period from the last Interest Payment Date (or the Closing Date if there has not yet been an Interest Payment Date) up to, but excluding, the Date of Conversion. The Conversion Notice for the Initial Debentures shall be substantially in the form of Schedule B. To the extent a conversion is a conversion in part only of the Initial Debentures as contemplated by Section 4.2, such right to convert, if not exercised prior to the applicable Time of Expiry, shall survive as to any Initial Debentures not converted and be applicable to the next succeeding Time of Expiry. Notwithstanding any other provision of this Indenture, in the event that a Debentureholder exercises its conversion rights contemplated by this Section 2.4(d) and Article 4 less than five Business Days in advance of the Time of Expiry, the Trustee and the Corporation shall use their respective commercially reasonable efforts to deliver cash and/or Freely Tradable Shares, as the case may be, to such Debentureholder as soon as reasonably practicable following receipt of the Conversion Notice.

A Debenture in respect of which a holder has accepted a notice in respect of a Change of Control Offer pursuant to the provisions of Section 2.4(h) may be surrendered for conversion only upon the withdrawal of such notice in accordance with this Indenture.

(e) Upon and subject to the terms and conditions of this Indenture, including Article 5 and the Subordination Agreement, prior to the Maturity Date at any time that the 20-day VWAP on the TSX exceeds 115% of the Conversion Price and provided that no Event of Default has occurred and is continuing and subject to the satisfaction or waiver of the conditions of Section 5.6, on not more than 60 days’ but not less than 30 days’ prior written notice to Debentureholders as provided for in Section 5.3 (the “Early Conversion”), the Corporation shall be entitled to convert Debentures in whole or in part, including any accrued but unpaid interest, into Freely Tradable Shares at the Conversion Price; provided however, if the conversion is to occur within 12 months after the Closing Date, then the Conversion Price will be reduced to $4.25 per Share (subject to adjustment in accordance with Section 4.4) (the “Early Conversion Price”), and Debentureholders whose Debentures are being so converted will be entitled to receive the interest that would have accrued during the 12-month period from the Closing Date in accordance with the terms of the Debenture (less any taxes required to be deducted in accordance with Section 2.15). The Early Conversion Notice for the Initial Debentures shall be substantially in the form of Schedule C. If, prior to the delivery of a conversion notice by the Corporation, a Debentureholder has elected to convert its Debentures in whole or in part, then the Corporation’s conversion notice will be deemed to be void, but without prejudice to the Corporation’s right to deliver further notice of intention to convert any or all of such Debentureholder’s Debentures remaining outstanding. Early conversion is subject to a minimum conversion amount of $5,000. If regulatory approval to pay interest in Freely Tradable Shares on an early conversion is not obtained, subject to the Subordination Agreement, such interest will be paid in cash.

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(f) Upon and subject to the terms and conditions of this Indenture, including Article 6, and the Subordination Agreement and subject to regulatory approval and provided that no Event of Default has occurred and is continuing, any time after 12 months from the Closing Date and at any time prior to the Maturity Date, with not less than 30 days’ prior written notice to Debentureholders, the Corporation shall be entitled to prepay the principal amount of the Debentures in whole or in part, plus accrued interest thereon (less any taxes required to be deducted in accordance with Section 2.15), in cash (the “Prepayment Price”), provided however, that if the Prepayment Date occurs: (i) within 24 months of the Closing Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive (1) an additional payment in the amount of 5% of the Prepayment Price and (2) the interest that would have accrued from the Prepayment Date to, but excluding, the day that is 24 months from the Closing Date; or (ii) after 24 months of the Closing Date but prior to the Maturity Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive the interest that would have accrued from the Prepayment Date to, but excluding, the Maturity Date in accordance with Section 6.5. The Prepayment Notice for the Initial Debentures shall be substantially in the form of Schedule D. Notwithstanding any other terms herein, if such Prepayment Date is after a record date for the payment of interest on the Initial Debentures but prior to an Interest Payment Date, then the interest payable on such Interest Payment Date will be paid to the holder of record of the Debentures as of the relevant record date as if there had been no prepayment as of the relevant record date.

(g) Upon and subject to the terms and conditions of this Indenture, including Article 8, the Corporation will on the Maturity Date repay the indebtedness represented by the Initial Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Initial Debentures which have matured together with accrued and unpaid interest thereon. Subject to regulatory approval and provided that no Event of Default has occurred and is continuing on maturity of the Initial Debentures, the Corporation may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, elect to satisfy its obligation to pay the principal amount of the Debentures which have matured together with accrued and unpaid interest by issuing Freely Tradable Shares to such Debentureholders (less any taxes required to be deducted in accordance with Section 2.15). If the Corporation elects to exercise such option, it shall provide details in the Conversion Notice or deliver a maturity notice (the “Maturity Notice”) to the holders of the Initial Debentures in substantially the form of Schedule E and provide the necessary details. The number of Freely Tradable Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which have matured together with accrued and unpaid interest by the Maturity Date VWAP. No fractional Freely Tradable Shares will be issued on maturity but in lieu thereof the Corporation shall satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest.

(h) Subject to the Subordination Agreement, not less than 30 days prior to the consummation of a Change of Control, and subject to the provisions and conditions of this Section 2.4(h), the Corporation shall be obligated to offer to purchase all of the Initial Debentures then outstanding, subject to the exercise of conversion right of holders as set forth below. The terms and conditions of such obligation are set forth below:

(i) Not less than 30 days prior to the consummation of a Change of Control, the Corporation shall deliver to the Trustee, and the Trustee shall promptly deliver to the holders of the Initial Debentures, a notice stating that a Change of Control may occur and specifying the date on which such Change of Control is then expected to occur and the circumstances or events giving rise to such Change of Control (a “Change of Control Notice”) together with an offer in writing (the “Change of Control Offer”) to:

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(A) purchase, on the Change of Control Purchase Date, all of the Initial Debentures then outstanding from the holders thereof at a price per Initial Debenture equal to 101% of the principal amount thereof (the “Offer Price”) plus unpaid interest (less any taxes required to be deducted in accordance with Section 2.15) on such Initial Debentures up to, but excluding, the Maturity Date (collectively, the “Total Offer Price”); or

(B) convert, on the Change of Control Purchase Date, the Initial Debentures at the Conversion Price; provided, however, that if the Change of Control Notice is delivered to the Debentureholder on or before the date that is 12 months from the Closing Date, then the Conversion Price shall be deemed to be $4.25 per Share (subject to adjustment as set forth herein) such that 235.294 Shares shall be issued for each $1,000 principal amount of Initial Debentures so converted, subject to adjustments for fractional interests in accordance with Section 4.5.

(ii) If such Change of Control Purchase Date is after a record date for the payment of interest on the Initial Debentures but on or prior to an Interest Payment Date, then the interest payable on such date will be paid to the holder of record of the Debentures on the relevant record date. The Change of Control Offer shall specify the date and time on which such offer shall expire. The “Change of Control Purchase Date” shall be the date that is on or immediately prior to the then expected closing date of the Change of Control and as confirmed in writing by the Corporation. On written confirmation from the Corporation, the Trustee will promptly thereafter deliver, by prepaid courier or mail, the Change of Control Offer to the holders of all Initial Debentures then outstanding, at their addresses appearing in the registers of holders of Initial Debentures maintained by the Trustee.

(iii) If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date the Corporation provides the Change of Control Notice and the Change of Control Offer to holders of the Initial Debentures have been tendered for purchase pursuant to the Change of Control Offer on the expiration thereof, the Corporation has the right upon written notice provided to the Trustee within 10 days following the expiration of the Change of Control Offer, to elect to redeem all the Initial Debentures remaining outstanding on the expiration of the Change of Control Offer at the Total Offer Price as at the Change of Control Purchase Date (the “90% Redemption Right”) and on the other terms and conditions provided herein.

(iv) Upon receipt of notice that the Corporation has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Initial Debentures, the Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

(A) the Corporation has exercised the 90% Redemption Right and is purchasing all outstanding Initial Debentures effective on the expiry of the Change of Control Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price as at the Change of Control Purchase Date;

(B) each such holder must transfer their Initial Debentures to the Trustee on the same terms as those holders that accepted the Change of Control Offer and must send their respective Initial Debentures, duly endorsed for transfer, to the Trustee within 10 days after the sending of such notice provided that with respect to a Global Debenture, the obligation to surrender an Initial Debenture to the Trustee shall be satisfied if the Trustee makes a notation on the Global Debenture of the principal amount thereof so transferred; and

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(C) the rights of such holder under the terms of the Initial Debentures and this Indenture cease effective as of the date of expiry of the Change of Control Offer provided the Corporation has, on or before the time of notifying the Trustee of the exercise of the 90% Redemption Right, paid the aggregate Total Offer Price to, or to the order of, the Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder’s Total Offer Price upon surrender and delivery of such holder’s Initial Debentures in accordance with the Indenture.

(v) The Corporation shall, on or before 9:00 a.m. (Vancouver), on the Business Day immediately prior to the Change of Control Purchase Date, deposit with the Trustee or any paying agent to the order of the Trustee, by way of same day value wire transfer, such sums of money or Shares, subject to conditions met in Section 5.6 regarding payment by Shares, as may be sufficient to pay the aggregate Total Offer Price of the Initial Debentures to be purchased or redeemed by the Corporation on the Change of Control Purchase Date (less any taxes required to be deducted in accordance with Section 2.15). The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such purchase. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such Initial Debentures, the Total Offer Price to which they are entitled (less any taxes required to be deducted in accordance with Section 2.15) on the Corporation’s purchase. All Initial Debentures in respect of which payment of the Total Offer Price has been made shall be cancelled by the Trustee.

(vi) In the event that one or more of such Initial Debentures being purchased in accordance with this Section 2.4(h) becomes subject to purchase in part only, upon surrender of such Initial Debentures for payment of the Total Offer Price, the Corporation shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order, one or more new Initial Debentures for the portion of the principal amount of the Initial Debentures not purchased.

(vii) Initial Debentures for which holders have accepted the Change of Control Offer and Initial Debentures which the Corporation has elected to redeem in accordance with this Section 2.4(h) shall become due and payable at the Total Offer Price on the Change of Control Purchase Date, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after the Change of Control Purchase Date, if the money necessary to purchase or redeem, or the Shares necessary to purchase or redeem, the Initial Debentures shall have been deposited as provided in this Section 2.4(h) and affidavits or other proofs satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall, absent manifest error, be final and binding upon all parties in interest.

(viii) In case the holder of any Initial Debenture to be purchased or redeemed in accordance with this Section 2.4(h) shall fail on or before the Change of Control Purchase Date so to surrender such holder’s Initial Debenture or shall not within such time accept payment of the monies payable, to take delivery of certificates or book entry system customer confirmations representing such Shares issuable in respect thereof, or give such receipt therefor, if any, as the Trustee may require, such monies may be set aside in trust, or such certificates or book entry system customer confirmations may be held in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum or the Shares so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, or take delivery of the certificates or book entry system customer confirmations so deposited, or both, upon surrender and delivery up of such holder’s Initial Debenture. In the event that any money or certificates representing Shares required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Initial Debentures issued hereunder shall remain so deposited for a period of five years less a day from the Change of Control Purchase Date, then, subject to any Applicable Law regarding unclaimed property, such monies, or certificates or book entry system customer confirmations representing Shares, or any distributions paid thereon, shall at the end of such period, upon the written request of the Corporation, be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation and the Trustee shall not be responsible to Debentureholders for any amounts owing to them.

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(ix) Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures redeemed and paid under this Section 2.4(h) shall forthwith be delivered to the Trustee and cancelled and thereafter no longer considered to be outstanding and no Initial Debentures shall be issued in substitution therefor.

(i) The Initial Debentures will be subordinated to the Senior Indebtedness of the Corporation in accordance with the provisions of Article 9 and the Subordination Agreement. In accordance with Section 2.12, the Initial Debentures will rank pari passu with each other and with each series of Debentures issued under this Indenture or under indentures supplemental to this Indenture (regardless of their actual date or terms of issue) unless such other Debentures are subordinated to the Initial Debentures.

(j) In the event that the Debentures, including the Initial Debentures, are removed from being Global Debentures or Book Entry Debentures, including in accordance with Section 3.3 and Section 4.12, such Debentures shall be issued as a separate Debenture. Each such Debenture shall be issued in denominations of $1,000 and integral multiples thereof. Each Initial Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Board of Directors, on behalf of the Corporation executing such Initial Debenture in accordance with Section 2.7 hereof, as conclusively evidenced by their execution of an Initial Debenture.

(k) The Initial Debentures shall be issued as one or more Global Debentures or Book Entry Debentures, which may be held as an electronic position on the register of Debentureholders as a Book Based Only Debenture in the NCI System, in denominations of $1,000 and integral multiples thereof. The Depository for the Initial Debentures shall be CDS. The Global Debentures and electronic position, as applicable, shall be registered in the name of the Depository (or any nominee of the Depository). No Beneficial Holder will receive definitive certificates representing their interest in Initial Debentures except as provided in Section 2.4(j) and Section 3.1. A Global Debenture may be exchanged for Initial Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.1. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the Board of Directors, or as specified in an Officer’s Certificate. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

(l) Notwithstanding any provision herein to the contrary, in the event that the Corporation issues and/or delivers any Shares to holders of the Initial Debentures, whether upon conversion thereof, at maturity thereof, upon a Change of Control or in satisfaction of the Interest Obligations on the Initial Debentures or otherwise, all of such Shares shall be Freely Tradable Shares.

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2.5 Certification and Delivery of Additional Debentures

The Corporation may from time to time request the Trustee to certify and deliver Additional Debentures of any series by delivering to the Trustee the documents referred to below in this Section 2.5 whereupon the Trustee shall certify such Debentures and cause the same to be delivered in accordance with the Written Direction of the Corporation referred to below or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Written Direction of the Corporation. The maturity date, issue date, interest rate (if any) and any other terms of the Debentures of such series shall be set forth in or determined by or pursuant to such Written Direction of the Corporation and procedures. In certifying such Debentures, the Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a) an Officer’s Certificate and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established;

(b) a Written Direction of the Corporation requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Debentures of a series subject to a Periodic Offering:

(i) such Written Direction of the Corporation addressed to the Trustee may be delivered by the Corporation to the Trustee prior to the delivery to the Trustee of such Additional Debentures of such series for certification and delivery;

(ii) the Trustee shall certify and deliver Additional Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Direction of the Corporation or pursuant to procedures acceptable to the Trustee as may be specified from time to time by a Written Direction of the Corporation;

(iii) the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of the Corporation or pursuant to such procedures; and

(iv) if provided for in such procedures, such Written Direction of the Corporation may authorize certification and delivery pursuant to electronic instructions from the Corporation which electronic instructions shall be promptly confirmed in writing;

(c) an opinion of Counsel, in form and substances satisfactory to the effect that all requirements imposed by this Indenture and by law in connection with the proposed issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion;

(d) an Officer’s Certificate certifying that the Corporation is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Debentures, have been complied with subject to the delivery of any documents or instruments specified in such Officer’s Certificate and that no Event of Default exists or will exist upon such certification and delivery; and

(e) such other documentation as may be reasonably requested by the Trustee.

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2.6 Issue of Global Debentures

(a) The Corporation may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depository, or its nominee, designated by the Corporation in the Written Direction of the Corporation delivered to the Trustee at the time of issue of such Debentures, and in such event the Corporation shall execute and the Trustee shall certify and deliver one or more Global Debentures that shall:

(i) represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

(ii) be delivered by the Trustee to such Depository or pursuant to such Depository’s instructions; and

(iii) bear a legend substantially to the following effect:

“THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE DATED AS OF THE 6th DAY OF JUNE, 2017 BETWEEN MOGO FINANCE TECHNOLOGY INC. AND COMPUTERSHARE TRUST COMPANY OF CANADA (THE “INDENTURE”). EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO MOGO FINANCE TECHNOLOGY INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

(b) Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal office.

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(c) Subject to the provisions hereof, at the Corporation’s option, Debentures may be issued and registered in the name of CDS or its nominee and:

(i) the deposit of which may be confirmed electronically by the Trustee to a particular Depository Participant through CDS; and

(ii) shall be identified by a specific CUSIP/ISIN as requested by the Corporation from CDS to identify each specific series of Debentures.

(d) If the Corporation issues Debentures in an uncertificated format, Beneficial Holders of such Debentures registered and deposited with CDS shall not receive Debenture certificates in definitive form and shall not be considered owners or holders thereof under this Indenture or any supplemental indenture. Beneficial interests in Debentures registered and deposited with CDS will be represented only through the non-certificated inventory system administered by CDS. Transfers of Debentures registered and deposited with CDS between Depository Participants shall occur in accordance with the rules and procedures of CDS. Neither the Corporation nor the Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS or its nominee, on account of the beneficial interests in Debentures registered and deposited with CDS. Nothing herein shall prevent the Beneficial Holders of Debentures registered and deposited with CDS from voting such Debentures using duly executed proxies or voting instruction forms.

(e) All references herein to actions by, notices given or payments made to, Debentures shall, where Debentures are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the Depository Participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or the direction of Debentureholders evidencing a specified percentage of the aggregate Debentures outstanding, such direction or consent may be given by Beneficial Holders acting through CDS and the Depository Participants owning Debentures evidencing the requisite percentage of the Debentures. The rights of a Beneficial Holder whose Debentures are held established by law and agreements between such holders and CDS and the Depository Participants upon instructions from the Depository Participants. Each Trustee and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Debentures and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(f) For so long as Debentures are held through CDS, if any notice or other communication is required to be given to Debentureholders, the Trustee will give such notices and communications to CDS.

(g) If CDS resigns or is removed from its responsibility as Depository and the Trustee is unable or does not wish to locate a qualified successor, CDS shall provide the Trustee with instructions for registration of Debentures in the names and in the amounts specified by CDS, and the Corporation shall issue and the Trustee shall certify and deliver the aggregate number of Debentures then outstanding in the form of definitive Debentures Certificates representing such Debentures.

(h) The rights of Beneficial Holders who hold securities entitlements in respect of the Debentures through the non-certificated inventory system administered by CDS shall be limited to those established by Applicable Law and agreements between the Depository and the Depository Participants and between such Depository Participants and the Beneficial Holders who hold securities entitlements in respect of the Debentures through the non-certificated inventory system administered by CDS, and such rights must be exercised through a Depository Participant in accordance with the rules and procedures of the Depository.

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(i) Notwithstanding anything herein to the contrary, none of the Corporation nor the Trustee nor any agent thereof shall have any responsibility or liability for:

(i) the electronic records maintained by the Depository relating to any ownership interests or other interests in the Debentures or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any Person in any Debenture represented by an electronic position in the non-certificated inventory system administered by CDS (other than Depository or its nominee);

(ii) for maintaining, supervising or reviewing any records of the Depository or any Depository Participant relating to any such interest; or

(iii) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Depository Participant.

2.7 Execution of Debentures

Unless issued as Book Based Only Debentures, all Debentures shall be signed (either manually or by facsimile or scanned signature) by any one Director or Authorized Officer, on behalf of the Corporation, holding office at the time of signing. A facsimile or scanned signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile or scan, appears on a Debenture as Director or Authorized Officer on behalf of the Corporation, may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture.

2.8 Certification

No Debenture shall be issued or, if issued, shall be obligatory on the Corporation or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Trustee, or in the case of Debentures issued as Book Based Only Debentures, until such Debentures have been authenticated by the Trustee and confirmed by the Trustee by completing its Internal Procedures. Such certification on any Debenture or authentication of any Book Based Debentures by the Trustee , and the Corporation shall, and hereby acknowledges that it shall thereupon be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Corporation and the holder is entitled to the benefits hereof.

The certificate of the Trustee signed on any Debentures, or any interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Trustee signed on any Debentures or any interim Debentures shall, however, be a representation and warranty by the Trustee that such Debentures or interim Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture. The register shall be final and conclusive evidence as to all matters relating to uncertificated Debentures with respect to which this Indenture requires the Trustee to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such uncertificated Debentures are binding on the Corporation.

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2.9 Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Trustee, the Corporation may issue and the Trustee certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Corporation may execute and the Trustee certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Corporation and the Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Corporation shall have delivered the definitive Debentures to the Trustee, the Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Corporation or the Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10 Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Corporation and to the Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11 Concerning Interest

(a) All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures shall bear interest: (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, in all cases, to and excluding the next Interest Payment Date.

(b) Unless otherwise specifically provided in the terms of the Debentures or any series of Debentures interest shall be computed on the basis of a 365 day year. Whenever interest is computed on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

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2.12 Debentures to Rank Pari Passu

The Debentures will be direct secured obligations of the Corporation. Each Debenture will rank pari passu with each other Debenture of the same series (regardless of their actual date or terms of issue) and, unless otherwise specified herein or in any supplemental indenture, with each series of Debentures issued under this Indenture or under any supplemental indenture to this Indenture, and will be subordinate to the Senior Indebtedness in accordance with the terms and conditions of the Subordination Agreement.

2.13 Payment of Principal

Subject to Article 8, except as may otherwise be provided herein or in any supplemental indenture in respect of any series of Debentures or specified in a resolution of the Board of Directors, on behalf of the Corporation, payments of amounts due upon maturity of the Debentures to be paid and satisfied in cash by the Corporation will be made in the following manner. The Corporation will establish and maintain with the Trustee a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture. On or before 9:00 a.m. (Vancouver) five Business Days immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, the Corporation will deliver to the Trustee a certified cheque, wire transfer or by other means acceptable to the Trustee for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount together with any accrued and unpaid interest thereon less any tax required by law to be deducted or withheld). The Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Debenture, upon surrender of the Debenture at the principal office of the Trustee Vancouver or Toronto or regarding Global Debentures based on the usual process acceptable to the CDS and the Trustee, each acting reasonably. The delivery of such funds to the Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted or withheld as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled. Interest shall cease to accrue on the Debentures on the Maturity Date provided the Trustee has received, by the Maturity Date, from the Corporation all of the funds due and payable on the Debentures.

2.14 Payment of Interest

(a) Subject to Section 2.14(b), except as may otherwise be provided herein or in any supplemental indenture in respect of any series of Debentures or specified in a resolution of the Board of Directors, on behalf of the Corporation, either directly or through the Trustee or any agent of the Trustee, on the date the Interest Obligation is payable under the Indenture the Corporation shall pay and satisfy the applicable Interest Obligation and:

(i) shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest (less any taxes required to be deducted in accordance with Section 2.15) to the order of the registered holder of such Debenture appearing on the registers maintained by the Trustee at the close of business on the sixth Business Day prior to each Interest Payment Date, and if by cheque addressed to the holder at the holder’s last address appearing on the register, unless such holder otherwise directs. Provided the Trustee is in receipt of funds from the Corporation prior to making any payment, if payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Trustee must receive confirmation of receipt of funds prior to being able to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Corporation will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above.

(ii) Notwithstanding Section 2.14(b), if a series of Debentures is represented by one or more Global Debentures or Book Based Only Debentures, then all payments of interest on the Global Debentures or Book Based Only Debentures shall be made by electronic funds transfer or cheque made payable to the Depository or its nominee on the day interest is payable for subsequent payment to Beneficial Holders of interests in the applicable Global Debenture or Book Based Only Debenture, unless the Corporation and the Depository otherwise agree. None of the Corporation, the Trustee or any agent of the Trustee for any Debenture issued as a Global Debenture or Book Based Only Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or Book Based Only Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

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(iii) If payment is made through the Trustee, by 9:00 a.m. (Vancouver) at least four Business Days prior to the related Interest Payment Date for a Debenture or to the date of mailing the cheques for the interest due on such Interest Payment Date, whichever is earlier, the Corporation shall deliver sufficient funds to the Trustee by electronic transfer or certified cheque or make such other arrangements for the provision of funds as may be agreeable between the Trustee and the Corporation in order to effect such interest payment hereunder.

(iv) The Trustee is authorized by the Corporation to make payments of interest, premium (if any) and principal to holders, by electronic funds transfer, upon the request of such holder and the Trustee's fees payable in respect thereof will be for the account of the Corporation.

(b) Notwithstanding Section 2.14(a) and subject to any additional provisions of this Indenture permitting the payment and satisfaction of any Interest Obligation in Shares, the Corporation may at its option, subject to any required regulatory approval and provided that no Event of Default has occurred and is continuing, satisfy its obligation to pay all or any part of the Interest Obligation by:

(i) in respect of Interest Obligations to be paid on the Interest Payment Date, at the Corporation’s option by:

(A) delivering to holders on the Interest Payment Date of Debentures that number of Freely Tradable Shares obtained by dividing the accrued and unpaid interest by the Interest Payment Date VWAP. The Corporation shall deliver to the Trustee written notice of such desire to issue Freely Tradeable Shares not less than 10 Business Days prior to the Interest Payment Date or such earlier time as the Trustee, acting reasonably, may in writing request; or

(B) delivering a sufficient number of Shares to the Trustee to satisfy all or any part, as the case may be, of the applicable Interest Obligation (the “Common Share Interest Payment Election”). The Corporation shall deliver to the Trustee written notice of such Common Share Interest Election not less than 20 Business Days prior to the Interest Payment Date. Upon receipt of a Common Share Interest Payment Election, the Trustee shall, in accordance with this Section 2.14(b)(i)(B):

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(1) notwithstanding anything contrary in this Indenture, for the purposes of this Section 2.14(b)(i)(B), act as agent of the Corporation solely for purposes of settling the sale of the Shares to those investment banks, brokers or dealers designated by the Corporation and at the price agreed to between the Corporation and such investment banks, brokers or dealers (which may be the market price from time to time or based thereon), for paying proceeds therefrom in satisfaction of the Interest Obligation and to take such additional actions as the Corporation, acting reasonably, may in writing request. In connection with the Common Share Interest Payment Election, the Trustee shall have the power to:

1. accept delivery of the Shares from the Corporation and process the Shares in accordance with the Common Share Interest Payment Election and this Section 2.14(b)(i)(B);

2. settle the sale of such Shares, on behalf of the Corporation, as the Corporation shall direct in its absolute discretion through delivery of such Shares to the investment banks, brokers or dealers identified by the Corporation in the Common Share Interest Payment Election and at the price identified therein (which may be the market price from time to time or based thereon);

3. at the written direction of the Authorized Officers and subject to any required regulatory approval, settle the sale of such Shares through delivery of such Shares, as the Authorized Officers shall direct in writing and at the price specified (which may be the market price from time to time or based thereon), over the facilities of the Exchange or otherwise;

4. hold the proceeds of such sales with an Approved Bank in accordance with Section 17.9;

5. use such proceeds from the sale of Shares to pay the Interest Obligation in respect of which the Common Share Interest Payment Election was made;

6. deliver proceeds to holders of Debentures to satisfy all or a portion of the Corporation’s Interest Obligations and tax obligations, as directed by the Corporation in the Common Share Interest Payment Election or at the written direction of the Authorized Officer; and

7. perform any other action necessarily incidental thereto;

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(2) The Corporation covenants that each Share Bid Request shall provide that the acceptance of any bid by the Corporation is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Shares which, together with the cash payments to be made by the Corporation in lieu of fractional Shares, if any, equal the Interest Obligation on the applicable Interest Payment Date. The Trustee will be the agent of the Corporation solely for purposes of settling the sale of the Shares to those investment banks, brokers or dealers designated by the Corporation and at the price agreed to between the Corporation and such investment banks, brokers or dealers (which may be the market price from time to time or based thereon), paying proceeds therefrom in satisfaction of the Interest Obligation and to take such additional actions as the Corporation, acting reasonably, may in writing request;

(3) The Share Interest Payment Election shall provide for, and all bids shall be subject to, the right of the Corporation, by delivering written notice to the Trustee at any time prior to the Share Delivery Date, to withdraw the Common Share Interest Payment Election (which shall have the effect of withdrawing each related Share Bid Request), whereupon, subject to the Subordination Agreement, the Corporation shall be obliged to pay in cash the Interest Obligation in respect of which the Common Share Interest Payment has been delivered;

(4) Neither the Corporation’s making of the Common Share Interest Payment nor the consummation of sales Shares will:

1. result in the Debentureholders not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on the applicable Debentures on such Interest Payment Date; or

2. entitle such holders to receive any Shares in satisfaction of the Interest Obligation;

(5) The Corporation covenants that the aggregate proceeds of all sales of Shares resulting from the acceptance of any bid or bids for Shares, together with the amount of any cash payment by the Corporation including any payment in lieu of any fractional Shares, if any, on the Share Delivery Date, must be not less than the related Common Share Interest Payment Election Amount in connection with any bids so accepted. The Corporation and the applicable bidders shall, not later than the Share Delivery Date, enter into Share Purchase Agreements and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange or quotation system on which the Debentures or Shares are then listed. The Corporation shall pay all fees and expenses in connection with the Share Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the fees and expenses of the Trustee;

(6) Provided that:

1. all conditions specified in each Share Purchase Agreement to the closing of all sales thereunder have been satisfied or waived, other than the delivery of the Shares to be sold thereunder against payment of the purchase price thereof; and

2. the purchasers under each Share Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on or prior to the applicable settlement date,

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the Corporation shall, on the Share Delivery Date, deliver to the Trustee the Shares, including with the applicable legend, to be sold on such applicable settlement date, an amount in cash equal to the value of any fractional Shares, if any, and an Officer’s Certificate to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Share Purchase Agreement, have been satisfied or waived, and the Trustee shall rely on such Officer’s Certificate without further investigation. Upon such deliveries, the Trustee shall use its commercially reasonable efforts to consummate such sales on the applicable settlement date and, subject to the Subordination Agreement, shall deliver the Shares to such purchasers against payment to the Trustee in immediately available funds of the purchase price therefor in an aggregate amount equal to the Common Share Interest Payment Election Amount as directed in the Common Share Interest Payment Election or in the written direction from an Authorized Officer (less any amount attributable to any fractional Shares, if any);

(7) Neither the making of a Common Share Payment Election nor the consummation of sales of Shares shall: (x) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date; or (y) entitle or require such holders to receive any Shares in satisfaction of such Interest Obligation; and

(8) The Trustee shall have no liability for the value of the proceeds received for the sale of the Shares nor shall it be required to exercise any discretion in the performance of its duties hereunder; and

(ii) except as otherwise provided in this Indenture, in respect of Interest Obligations to be paid on any day other than on an Interest Payment Date, delivering to holders on the applicable date that number of Freely Tradable Shares obtained by dividing the accrued and unpaid interest by the Alternative Interest Payment Date VWAP.

(c) In connection with the delivery of Shares pursuant to Section 2.14(b)(i)(A) or 2.14(b)(ii), as applicable:

(i) the Corporation shall deposit with the Trustee or any paying agent to the order of the Trustee, on or before 9:00 a.m. (Vancouver) four days immediately prior to the date of delivery of such Shares contemplated by Section 2.14(b)(i)(A), certificates or book entry system customer confirmations representing such Shares as may be sufficient to pay the Interest Obligation. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such payment. Every such deposit shall be irrevocable. From the certificates or book entry system customer confirmations so deposited, the Trustee shall issue or cause to be issued, to the holders of such Debentures the applicable Interest Obligation to which they are respectively entitled on such date (less any taxes required to be deducted in accordance with Section 2.15);

(ii) each certificate or book entry system customer confirmation representing Shares issued pursuant to Section 2.14(b), as well as all certificates or book entry system customer confirmations issued in exchange for or in substitution of the foregoing securities, shall have imprinted or otherwise reproduced thereon such legend or legends not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Corporation or Corporation’s counsel, as conclusively evidenced by the issue of such certificates or book entry system customer confirmations with any legends as authorized per written order of the Corporation;

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(iii) the Trustee shall have received an Officer’s Certificate stating that any required regulatory approval has been obtained and setting forth the number of Shares to be delivered for each $1,000 principal amount of Debentures and the Alternative Interest Payment Date VWAP or the Interest Payment Date VWAP, as the case may be; and

(iv) the Trustee shall have received an opinion of Counsel to the effect that:

(A) the Corporation shall be a reporting issuer or the equivalent in good standing under Applicable Securities Legislation where the distribution of such Freely Tradable Shares occurs, relying exclusively on certificates of good standing or on a list of issuers in default issued or maintained by the relevant securities authorities, except that such opinion need not be expressed with respect to those provinces where such certificates are not issued or lists are not maintained;

(B) such Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Interest Obligation will be validly issued as fully paid and non-assessable;

(C) the issuance of the Shares on the exercise of the Shares has been made in accordance with Applicable Securities Legislation of the jurisdiction(s) in which such Shares are to be issued and such Shares shall be issued as Freely Tradable Shares in such jurisdiction(s), relying exclusively on certificates of good standing or on a list of issuers in default issued or maintained by the relevant securities authorities; and

(D) such additional Freely Tradable Shares shall be listed on each stock exchange or quotation system on which the Shares are then listed, relying exclusively on an approval of such stock exchange or quotation system.

2.15 Withholding Tax

The Corporation or the Trustee on behalf of the Corporation will be entitled to deduct and withhold any applicable taxes or similar charges (including interest, penalties or similar amounts in respect thereof) imposed or levied by or on behalf of any Governing Authority having power to tax, including pursuant to the Tax Act, from any payment to be made on or in connection with the Debentures and, provided that the Corporation forthwith remits such withheld amount to such Governing Authority government, authority or agency and files all required forms in respect thereof and, at the same time, provides copies of such remittance and filing to the Trustee and/or the relevant Debentureholder, as applicable, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Corporation’s obligations under the Debentures and there is no obligation on the Corporation to gross-up amounts paid to a holder in respect of such deductions. For greater certainty, if any amount is required to be deducted or withheld in respect of withholding taxes upon a conversion of a Debenture, the Corporation shall be entitled to liquidate such number of Common Shares (or other securities) issuable as a result of such conversion as shall be necessary in order to satisfy such requirement. The Corporation shall provide the Trustee and/or the relevant Debentureholder, as applicable, with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of such forms received from such government, authority or agency promptly after receipt thereof.

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The Trustee shall have no obligation to verify any payments under Applicable Laws. The Trustee shall at all times be indemnified and held harmless by the Corporation from and against any personal liabilities of the Trustee incurred in connection with the failure of the Corporation or its agents, to report, remit or withhold taxes as required by Applicable Laws or otherwise failing to comply with Applicable Laws respecting taxes, unless the failure is caused by the gross negligence, bad faith or wilful misconduct of the Trustee. This indemnification shall survive the resignation or removal of the Trustee and the termination of this Indenture solely to the extent that such liabilities have been incurred in connection with taxation years occurring during the term of this Indenture.

Notwithstanding any other provisions of this Indenture but in all cases subject to the Subordination Agreement, in the event that the Corporation is required or elects to deliver Shares or Freely Tradable Shares, rather than cash, in respect of any accrued and unpaid interest the Corporation shall be entitled, at its election, to deduct and pay any amounts contemplated by this Section 2.15 in cash.

2.16 Contractual Right of Rescission

In the event that the prospectus (the “Prospectus”) of the Corporation dated May 24, 2017 qualifying the distribution of the Initial Debentures, or any amendment thereto, contains a misrepresentation (as defined under Applicable Securities Legislation), original purchasers of the Initial Debentures that have exercised the conversion privilege described in Article 10 and converted their Initial Debentures into Shares will have a contractual right of rescission against the Corporation entitling them to receive from the Corporation, upon surrender to the Corporation of the Shares issued upon such conversion, the amount paid for such Initial Debentures, provided that such right of rescission is exercised within 180 days of the date of the purchase of the Initial Debentures under the Prospectus. The foregoing contractual right of rescission shall be subject to the defences described under the Securities Act (Ontario), which is incorporated herein by reference, mutatis mutandis, and any other defence or defences available to the Corporation under Applicable Securities Legislation. No action shall be commenced to enforce the foregoing right of rescission more than 180 days after the date of purchase of the Initial Debentures under the Prospectus. The Trustee shall not be responsible for ensuring the refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Corporation or the Trustee of any underlying Common Shares or other securities that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Trustee in writing, to cancel the conversion transaction and any such underlying Common Shares or other securities on the register, which may have already been issued upon the conversion. In the event that any payment is received from the Corporation by virtue of the holder being a shareholder for such Shares that were subsequently rescinded, such payment must be returned to the Corporation by such holder. The Trustee shall not be under any duty or obligation to take any steps to ensure or enforce the return of the funds pursuant to this section, nor shall the Trustee be in any other way responsible in the event that any payment is not delivered or received pursuant to this section. Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Trustee for distribution to the holder, the Trustee shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Trustee shall incur no liability with respect to the delivery or non-delivery of any such funds.

ARTICLE 3

REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1 Debentures

(a) With respect to each series of Debentures, the Corporation shall cause to be kept by and at the principal office of the Trustee in the City of Vancouver and Toronto and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures of such series or as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the holders of Debentures and particulars of the Debentures held by them respectively and of all transfers of Debentures. Such registration shall be noted on the Debentures by the Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

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(b) No transfer of a Debenture shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer attached as Schedule A acceptable to the Trustee and upon compliance with such other reasonable requirements as the Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Trustee or other registrar.

3.2 Global Debentures or Book Based Only Debentures

(a) With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures or as Book Based Only Debentures, the Corporation shall cause to be kept by and at the principal offices of the Trustee in the City of Vancouver or the City of Toronto, Ontario and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture or Book Based Only Debenture (being the Depository, or its nominee, for such Global Debenture or Book Based Only Debenture) as holder thereof and particulars of the Global Debenture or Book Based Only Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures or Book Based Only Debentures, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Debentures.

(b) Notwithstanding any other provision of this Indenture, a Global Debenture or Book Based Only Debenture may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in a resolution of the Directors, an Officer’s Certificate or a supplemental indenture relating to a particular series of Additional Debentures:

(i) Global Debentures or Book Based Only Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii) Global Debentures or Book Based Only Debentures may be transferred at any time after (i) the Depository for such Global Debentures or Book Based Only Debentures, as the case may be, or the Corporation has notified the Trustee that the Depository is unwilling or unable to continue as Depository for such Global Debentures or Book Based Only Debentures, or (ii) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a Depository under Section 2.6, provided in each case that at the time of such transfer the Trustee and the Corporation are unable to locate a qualified successor Depository for such Global Debentures or Book Based Only Debentures;

(iii) Global Debentures or Book Based Only Debentures may be transferred at any time after the Corporation has determined, in its sole discretion, with the consent of the Trustee to terminate the book-entry only registration system or book based entry, as the case may be, in respect of such Global Debentures or Book Based Only Debentures and has communicated such determination to the Trustee in writing;

(iv) Global Debentures or Book Based Only Debentures may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture or Book Based Only Debentures, as the case may be, provided that Beneficial Holders of the Debentures representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures of such series advise the Depository in writing, through the Depository Participants, that the continuation of the book-entry only registration system or book based entry, as applicable, for such series of Debentures is no longer in their best interest and also provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to Section 11.3;

(v) Global Debentures or Book Based Only Debentures may be transferred if required by Applicable Law; or

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(vi) Global Debentures or Book Based Only Debentures may be transferred if the book-entry only registration system or book based entry, as applicable, ceases to exist.

(c) With respect to the Global Debentures or Book Based Only Debentures, unless and until definitive certificates have been issued to Beneficial Holders of the Debentures pursuant to subsection 3.2(b):

(i) the Corporation and the Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of such series of Debentures and the authorized representative of the Beneficial Holders;

(ii) the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii) the Depository will make book-entry or book based, as applicable, transfers among the Depository Participants; and

(iv) whenever this Indenture requires or permits actions to be taken based upon instruction or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participants, and has delivered such instructions to the Trustee.

(d) Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to Section 3.2(b), the Trustee shall provide all such notices and communications to the Depository for forwarding by the Depository to such Beneficial Holders in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system or book based entry, as applicable, on the occurrence of one of the conditions specified in Section 3.2(b) with respect to a series of Debentures issued hereunder, the Trustee shall notify all applicable Depository Participants and Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures, if applicable, and receipt of new registration instructions from the Depository, the Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3.1 and the remaining Sections of this Article 3.

(e) Notwithstanding any other provisions of this Indenture or the Debentures, transfers and exchanges of Debentures and beneficial interests in Global Debentures registered and deposited with CDS between Participants and Beneficial Holders shall occur in accordance with the rules and procedures of CDS.

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(f) Notwithstanding any provisions made in this Indenture for the issuance, certification and authentication of Debentures in physical form as Additional Debentures or Global Debentures, the Debentures issued under the terms of this Indenture may also be issued to the Depository in book based only form, non-certificated and appearing on the register of the Trustee as a book based entry. It is the responsibility of the Corporation to make the necessary arrangements with its broker or brokers to obtain, in a timely manner, the necessary instant deposit request identification number to facilitate the issuance of non-certificated Book Based Only Debentures.

In the establishment and maintenance of a non-certificated Book Based Only Debenture issue, the Trustee shall maintain such a record on its register for Debentures in book based form only. Transfers of Debentures appearing on the register of the Depository shall otherwise occur as provided for in this Indenture. The parties hereto further recognize that, notwithstanding the issuance of Book Based Only Debentures, conversions of Debentures shall occur as contemplated by the terms of this Indenture and in accordance with the rules and procedures of the Depository, including with respect to a Book Based Only Debenture, registration and surrender of interests in the Debentures will be made only through the Depository’s non-certificated system, and Trustee is permitted to employ whatever reasonable means it may from time to time require for (but subject to the terms and conditions hereof) the conversion of such Debentures appearing on the register for Debentures in book based only form by making whatever arrangements with the Depository are deemed necessary by it and the Depository.

At the time of the execution of this Indenture, no declarations or other paper certificates or documentation will be required in order to effect conversions of Debentures held by Persons in the United States. If at any time subsequent to the initial issuance of Debentures it is determined by the Depository, the Trustee, the Corporation or legal counsel that physical declarations or other paper documentation are required for conversions by such Persons in the United States, the Depository, Trustee or Corporation shall request such necessary documentation, which may include legal opinion in form satisfactory to the Trustee and the Corporation, and Corporation shall provide written approval of all such conversion requests by Persons in the United States and confirm any legending requirements as required. The parties hereto and the Debentureholders acknowledge that the Trustee or the Depository may require the Debentures held by such Persons converting their Debentures to be certificated rather than held in book based form. The Trustee shall rely on the representation made on Conversion Form regarding the above exceptions for Persons in the United States or representation in Section 4.3(a) regarding electronic conversions with the Depository without further investigation. The Trustee shall be entitled to request any other documents that it may require in accordance with its internal policies for the removal of legends that may be required on the Debentures or the Shares as directed by the Corporation.

3.3 Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Debenture, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

The Corporation shall direct the Trustee in writing as to matters related to any applicable hold periods and Applicable Securities Legislation and legending restrictions and requirements. Notwithstanding any other provisions of this Indenture, on the issuance, conversion or transfer of any Debentures or any Common Shares issuable upon conversion thereof, no duty or responsibility whatsoever shall rest upon the Trustee to determine or verify the compliance with any Applicable Laws or regulatory requirements, and the Trustee shall be entitled to assume that all conversions and transfers of Debentures or any Common Shares issuable upon conversion thereof are permissible pursuant to all Applicable Laws and regulatory requirements and the terms of this Indenture.

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The Trustee may assume that the address of a Debentureholder on the register of the Debentures is the actual address of such Debentureholder and is also determinative of the residence of such Debentureholder and the address of any transferee to whom securities are transferred as shown on the transfer form is also determinative of the residence of such transferee.

3.4 No Notice of Trusts

Neither the Corporation nor the Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

3.5 Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall, during regular business hours of the Trustee, be open for inspection by the Corporation, the Trustee or any Debentureholder. Every registrar, including the Trustee, shall from time to time when requested so to do by the Corporation or by the Trustee, in writing, furnish the Corporation or the Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6 Exchanges of Debentures

(a) Subject to Section 3.7, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b) In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures of any series may be exchanged only at the principal office of the Trustee in the City of Vancouver or Toronto or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by the Corporation with the approval of the Trustee. Any Debentures tendered for exchange shall be surrendered to the Trustee. The Corporation shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c) Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption, conversion or prepayment at a later date shall be deemed to have been selected or called for redemption, conversion or prepayment in the same manner and shall have noted thereon a statement to that effect.

3.7 Closing of Registers

(a) Neither the Corporation nor the Trustee nor any registrar shall be required to:

(i) make transfers or exchanges of Debentures on any Interest Payment Date or during the five preceding Business Days;

(ii) make conversions of Debentures on any Interest Payment Date or during the five preceding Business Days;

(iii) make conversions of Debentures on any applicable maturity date for such Debentures or during such period prior to an applicable maturity date as directed in writing by the Corporation (which period shall not exceed the five Business Days preceding the applicable date of maturity);

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(iv) make transfers or exchanges or conversions of any Debentures on the day of any selection by the Trustee of Debentures to be prepaid or during the five preceding Business Days; or

(v) make transfers or exchanges or conversions of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption, conversion or prepayment such Debentures shall not be redeemed, converted or prepaid.

(b) Subject to any restriction herein provided, the Corporation with the approval of the Trustee may at any time close any register for any series of Debentures, other than those kept at the principal office of the Trustee in the City of Vancouver, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

(c) Notwithstanding any other provision of this Indenture, in the event that a Debentureholder takes any action described in Section 3.7(a) less than five Business Days in advance of the applicable action described in Section 3.7(a), the Trustee and the Corporation shall use their respective commercially reasonable efforts to deliver cash and/or Freely Tradable Shares, as the case may be, to such Debentureholder as soon as reasonably practicable following receipt of written notification of the Debentureholder taking such action.

3.8 Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Trustee and the Corporation), and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debenture;

(b) for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(c) for any exchange of a Global Debenture as contemplated in Section 3.1; or

(d) for any exchange of any Debenture resulting from a partial conversion under Section 4.2;

(e) for any exchange of any Debenture resulting from a partial early conversion under Section 5.2;

(f) for any exchange of any Debenture resulting from a partial repayment under Section 6.2; or

(g) for any exchange of any Debenture resulting from a partial purchase under Section 2.4(h).

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3.9 Ownership of Debentures

(a) Unless otherwise required by law, the person in whose name any registered Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b) Neither the Corporation nor the Trustee shall have any liability for:

(i) any aspect of the records relating to the beneficial ownership of the Debentures held by a Depository or of the payments relating thereto made by the Depository; or

(ii) maintaining, supervising or reviewing any such records relating to the Debentures.

The rules governing Depositories provide that they act as the agent and depository for Depository Participants. As a result, such Depository Participants must look solely to the Depository and Beneficial Holders of Debentures must look solely to the Depository Participants for the payment of principal and interest on the Debentures paid by or on behalf of the Corporation to the Depository.

(c) Except as provided in this Article 3, Beneficial Holders of Debentures:

(i) may not have Debenture certificates registered in their name;

(ii) may not have physical certificates representing their interest in the Debentures;

(iii) may not be able to sell the Debentures to institutions required by law to hold certificates for securities they own; and

(iv) may be unable to pledge Debentures as security.

(d) The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Trustee, any registrar and to the Corporation for the same and none shall be bound to inquire into the title of any such registered holder.

(e) Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Trustee, any registrar and to the Corporation.

(f) Subject to the Trustee’s receipt of appropriate documentation, in the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Trustee and any registrar and to the Corporation.

3.10 Non-Certificated Inventory System (NCI System)

(a) Notwithstanding anything to the contrary set out herein, all Global Debentures issued or to be issued to the Depository may, in the case of previously issued Debentures, be surrendered to the Trustee for, or, in the case of newly issued Debentures, may be directly registered as, an electronic position on the register of Debentureholders to be maintained by the Trustee in accordance with Section 3.1. In such case, the Debentures will be represented electronically through the NCI System. All Debentures maintained in such electronic position will be legal, valid, binding and enforceable obligations of the Corporation, entitling the registered holders thereof to the same benefits as those registered holders who hold Debentures in physical form. This Indenture and the provisions contained herein will apply, mutatis mutandis, to such Debentures held in such electronic position.

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(b) It is understood and agreed by the parties that, unless the Trustee or Depository is not in a position to perform electronic conversions, in which case Debentures will need to be withdrawn and certificated and holders will convert certificated Debentures in accordance with Section 4.3(a), in every instance where Debentures held in an electronic position through the Depository are to be converted in whole or in part, such Debentures being converted shall not be certificated, and it shall be sufficient for the Trustee to convert such Debentures upon receiving either the attached Notice of Conversion executed by the Depository or an NCI Letter of Instruction in a form agreed upon by the Trustee and the Depository, or such other form as they may require from time to time.

ARTICLE 4

CONVERSION OF DEBENTURES

4.1 Applicability of Article

Subject to Section 4.12 and Article 6, any Debentures issued hereunder of any series which by their terms are convertible (subject, however, to any applicable restriction of the conversion of Debentures of such series) will be convertible into Freely Tradable Shares of the Corporation, at the option of the Debentureholder, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, in an Officer’s Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Corporation requesting the certification and delivery thereof.

Such right of conversion shall extend only to the maximum number of whole Shares into which the aggregate principal and interest amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Shares shall be adjusted for in the manner provided in Section 4.5.

4.2 Partial Conversion

If less than all the Debentures of any series for the time being outstanding are at any time to be converted or if a portion of the Debentures being converted are being converted for cash and a portion of such Debentures are being converted by the payment of Freely Tradable Shares, the Debentures to be so converted shall be selected by the Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Trustee deems equitable, subject to compliance with Applicable Securities Legislation and to the approval of the Exchange or such other exchange or quotation system on which the Debentures are then listed, if applicable. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be converted in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for conversion and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding that as a result thereof one or more of such Debentures may become subject to conversion in part only or for cash only. In the event that one or more of such Debentures becomes subject to conversion in part only, upon surrender of any such Debentures for payment of the applicable conversion amount the Corporation shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order one or more new Debentures for the unconverted part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Trustee shall make notations on the Global Debenture of the principal amount thereof so converted. Unless the context otherwise requires, the terms “Debenture” or “Debentures” as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to conversion.

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4.3 Manner of Exercise of Right to Convert

(a) The holder of a Debenture desiring to convert such Debenture in whole or in part into Freely Tradable Shares shall surrender such Debenture to the Trustee at its principal office in the City of Vancouver together with the conversion notice attached hereto as Schedule B or any other written notice in a form satisfactory to the Trustee, in either case duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article 4; provided that with respect to a Global Debenture or Book Based Only Debenture, subject to certificating Debentures pursuant to Section 3.2(f) and Section 3.10(b), the obligation to surrender a Debenture to the Trustee shall be satisfied if the Trustee makes notation on the Global Debenture or otherwise in its records (in the case of a Book Based Only Debenture) of the principal amount thereof so converted and the Trustee is provided with all other documentation which it may request. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Section 4.3(b)) as the holder of the number of Shares into which such Debenture is convertible in accordance with the provisions of this Article 4 and, as soon as practicable thereafter, the Corporation shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), certificates or book entry system customer confirmations for such Shares and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 4.3(e) hereof or in respect of fractional Shares as provided in Section 4.5.

Further to Section 3.2(f) and Section 3.10(b), a Beneficial Owner of Global Debenture or Book Based Only Debenture by a security entitlement in respect of Debentures in the book entry registration system who desires to convert his or her Debentures must do so by causing a Depository Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to convert Debentures in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, the Depository shall deliver to the Trustee confirmation of its intention to convert Debentures in a manner acceptable to the Trustee, including by electronic means through a book based registration system. An electronic exercise of the Debentures initiated by the Depository Participant through a book based registration system shall constitute a representation to both the Corporation and the Trustee that the beneficial owner at the time of exercise of such Debentures (a) is not in the United States; (b) is not a United States Person and is not exercising such Debentures on behalf of a United States Person or a person in the United States; and (c) did not execute or deliver the notice of the owner’s intention to exercise such Debentures in the United States. If the Depository Participant is not able to make or deliver the foregoing representations by initiating the electronic exercise of the Debentures, then such Debentures shall be withdrawn from the book based registration system by the Depository and the Participant and an individually registered Debenture certificate shall be issued by the Trustee to such Beneficial Holder or Depository Participant and the exercise procedures set forth above in Section 4.3(a) shall be followed. The Corporation shall approve all conversion requests submitted with a Conversion Form with the box B or box C checked by Person with an address in the United States.

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(b) For the purposes of this Article 4, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the “Date of Conversion”) on which it is so surrendered when the register of the Trustee is open and in accordance with the provisions of this Article 4 or, in the case of a Global Debenture or Book Based Only Debenture, on the date which the Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Trustee at its offices specified in Section 4.3(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Shares is closed, the person or persons entitled to receive Shares shall be deemed to become the holder or holders of record of such Shares as at the date on which such registers are next reopened. A holder surrendering Debentures as aforementioned shall be treated as the holder of record of the Shares to be issued effective immediately before the close of business on the Date of Conversion, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (dividends or distributions in kind) thereon and arising as of such date, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(c) Any part, being $1,000 or an integral multiple thereof, of a Debenture subject to a minimum of $5,000 may be converted as provided in this Article 4 and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such parts.

(d) The holder of any Debenture of which only a part is converted shall, upon the exercise of his right of conversion surrender such Debenture to the Trustee in accordance with Section 4.3(a), and the Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debentures, if applicable, of the principal amount thereof so converted.

(e) The holder of a Debenture surrendered for conversion in accordance with this Section 4.3 shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of Debentures of any series) to receive, in addition to the applicable number of Shares (or cash in lieu thereof in accordance with Section 4.12) in respect of principal amounts, accrued and unpaid interest payable at the option of the Corporation in cash or Shares (less any taxes required to be deducted in accordance with Section 2.15) in accordance with Section 2.4(d) in respect thereof from the immediately preceding Interest Payment Date (or the Closing Date if there has not yet been an Interest Payment Date) up to, but excluding, the Date of Conversion. In addition, for clarity, Debentures surrendered for conversion following the close of business on any interest payment record date and before the close of business on the corresponding Interest Payment Date will receive the full semi-annual interest payable to the Holders of record on the corresponding Interest Payment Date, payable in cash or Shares on such Debentures on the corresponding Interest Payment Date notwithstanding the conversion. For clarity, any Debenture submitted for conversion during the period when the register is closed shall be converted on the Business Day following such Interest Payment Date.

(f) In the event of a conversion of Debentures into Freely Tradable Shares where the holder is subject to withholding taxes, the Corporation for the account of the holder, shall sell, or cause to be sold through the investment banks, brokers or dealers selected by the Corporation, and approved by the Trustee, out of the Freely Tradable Shares issued by the Corporation for this purpose, such number of Freely Tradable Shares that together with any cash payment in lieu of fractional Shares, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld or deducted, and the Trustee shall on Written Direction of the Corporation deduct or withhold such net proceeds and remit such amounts to the appropriate governmental authority, as and when required. Any amounts of net proceeds (after payment of all costs) in excess of the amount required to cover applicable tax required by Applicable Law to be withheld or deducted will be remitted to the Debentureholder.

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4.4 Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a) If and whenever at any time prior to the Time of Expiry the Corporation shall (i) subdivide or redivide the outstanding Shares into a greater number of Shares, (ii) reduce, combine or consolidate the outstanding Shares into a smaller number of Shares, or (iii) issue Shares or securities convertible into Shares to the holders of all or substantially all of the outstanding Shares by way of a dividend or distribution (other than the issue of securities to holders of Shares who have elected to receive dividends or distributions in the form of securities of the Corporation in the ordinary course), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Shares by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased by multiplying such Conversion Price by a fraction, the numerator of which is the number of Shares outstanding immediately prior to the effectiveness of the events referred to in (i) and (iii) above and the denominator of which is the number of outstanding Shares resulting from such subdivision, redivision, dividend or distribution, or shall, in the case of any of the events referred to in (ii) above, be decreased by multiplying such Conversion Price by a fraction, the numerator of which is the number of Shares outstanding immediately prior to the effectiveness of the event referred to in (ii) above and the denominator of which is the number of outstanding Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 4.4(a) shall occur. Any such issue of Shares by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Shares under subsection (b) and (c) of this Section 4.4.

(b) If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Shares (or securities convertible into Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price of a Share on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Shares outstanding on such record date plus a number of Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Share, and of which the denominator shall be the total number of Shares outstanding on such record date plus the total number of additional Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Shares (or securities convertible into Shares) actually issued upon the exercise of such options, rights or warrants.

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(c) If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Shares or a capital reorganization of the Corporation other than as described in Section 4.4(a) or a consolidation, amalgamation, arrangement, binding share exchange, merger of the Corporation with or into any other Person or other entity or acquisition of the Corporation or other combination pursuant to which the Shares are converted into or acquired for cash, securities or other property; or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other Person (other than a direct or indirect wholly-owned subsidiary of the Corporation) or other entity or a liquidation, dissolution or winding-up of the Corporation, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Shares then sought to be acquired by it, such number of Shares or other securities or property of the Corporation or of the Person or other entity resulting from such merger, amalgamation, arrangement, acquisition, combination or consolidation, or to which such sale or conveyance may be made or which holders of Shares receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the Board of Directors, to give effect to or to evidence the provisions of this Section 4.4(c), the Corporation, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding-up, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any Shares or other securities or property to which a holder of Debentures is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Trustee pursuant to the provisions of this Section 4.4(c) shall be a supplemental indenture entered into pursuant to the provisions of Article 18. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing Person or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.4(c) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, share exchanges, acquisitions, combinations, sales or conveyances and to any successive liquidation or winding up or other similar transaction. For greater certainty, nothing in this Section 4.4(c) shall affect or reduce the requirement for any Person to make a Change of Control Offer and notice of any transaction to which this Section 4.4(c) applies shall be given in accordance with Section 4.9.

(d) If the Corporation shall make a distribution to all holders of all or substantially all of the Shares of the Corporation, of evidences of indebtedness or other assets of the Corporation or dividends or distributions, including securities (but excluding any issuance of options, rights or warrants for which any adjustment was made pursuant to Section 4.4(b) (the “Distributed Securities”)), then in each such case (unless the Corporation distributes such Distributed Securities to the Debentureholders on such dividend or distribution date (as if each holder had converted such Debenture into Shares immediately preceding the record date with respect to such distribution)) the Conversion Price in effect immediately preceding the record date fixed for the determination of shareholders entitled to receive such dividend or distribution shall be adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately preceding such record date by a fraction of which the denominator shall be the Current Market Price per Share on such record date and of which the numerator shall be the Current Market Price per Share on such record date less the fair market value (as determined by the Board of Directors in good faith, whose determination shall, absent manifest error, be conclusive evidence of such fair market value, subject to approval by the Exchange and which shall be evidenced by an Officer’s Certificate delivered to the Trustee) on such record date of the portion of the Distributed Securities so distributed applicable to one Share (determined on the basis of the number of Shares outstanding at the close of business on such record date). Such adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution. In the event that such dividend or distribution is not so paid or made, the Conversion Price shall again be adjusted to be the Conversion Price that would then be in effect if such dividend or distribution had not been declared.

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If the then fair market value (as so determined) of the portion of the Distributed Securities so distributed applicable to one Share is equal to or greater than the Current Market Price per Share on such record date, in lieu of the foregoing adjustment, adequate provision shall be made so that each holder of a Debenture shall have the right to receive upon conversion the amount of Distributed Securities so distributed that such holder would have received had such holder converted each Debenture on such record date. If the Board of Directors determines the fair market value of any distribution for purposes of this clause (d) of Section 4.4 by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Current Market Price of the Shares.

(e) If an issuer bid made by the Corporation or any of its Subsidiaries for all or any portion of Shares shall expire, then, if the issuer bid shall require the payment to shareholders of consideration per Share having a fair market value (determined as provided below) that exceeds the Current Market Price per Share on the last date (the “Expiration Date”) tenders could have been made pursuant to such issuer bid (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the “Expiration Time”), the Conversion Price shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Price in effect immediately preceding the close of business on the Expiration Date by a fraction of which:

(i) the denominator shall be the sum of:

(A) the fair market value of the aggregate consideration (the fair market value (as determined by the Board of Directors in good faith, whose determination shall, absent manifest error, be conclusive evidence of such fair market value, subject to approval by the Exchange and which shall be evidenced by an Officer’s Certificate delivered to the Trustee) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the issuer bid) of all Shares validly tendered and not withdrawn as of the Expiration Time (the Shares deemed so accepted, up to any such maximum, being referred to as the “Purchased Shares”); and

(B) the product of the number of Shares outstanding (less any Purchased Shares and excluding any Shares held in the treasury of the Corporation) at the Expiration Time and the Current Market Price per Share on the Expiration Date; and

(ii) the numerator of which shall be the product of the number of Shares outstanding (including Purchased Shares but excluding any Shares held in the treasury of the Corporation) at the Expiration Time multiplied by the Current Market Price per Share on the Expiration Date,

such increase to become effective immediately preceding the opening of business on the day following the Expiration Date. In the event that the Corporation is obligated to purchase Shares pursuant to any such issuer bid, but the Corporation is permanently prevented by Applicable Law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion Price which would have been in effect based upon the number of Shares actually purchased, if any. If the application of this Section 4.4(e) to any issuer bid would result in a decrease in the Conversion Price, no adjustment shall be made for such issuer bid under this Section 4.4(e).

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For purposes of this Section 4.4(e), the term “issuer bid” shall mean an issuer bid under Applicable Securities Legislation or a take-over bid under Applicable Securities Legislation by a Subsidiary of the Corporation for the Shares but shall exclude any normal course issuer bid pursuant to the rules and regulations of the Exchange or other exchange or quotation system where the Shares are listed and which is exempt from the formal issuer bid requirements of Applicable Securities Legislation, and all references to “purchases” of Shares in issuer bids (and all similar references) shall mean and include the purchase of Shares in issuer bids and all references to “tendered Shares” (and all similar references) shall mean and include Shares tendered in issuer bids.

(f) In any case in which this Section 4.4 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Shares declared in favour of holders of record of Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 4.4(f), have become the holder of record of such additional Shares pursuant to Section 4.3(b).

(g) The adjustments provided for in this Section 4.4 are cumulative and shall apply to successive events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 4.4(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(h) For the purpose of calculating the number of Shares outstanding, Shares owned by or for the benefit of the Corporation shall not be counted.

(i) In the event of any question arising with respect to the adjustments provided in this Section 4.4, such question shall be conclusively determined by a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Trustee, and the Debentureholders absent manifest error.

(j) In case the Corporation shall take any action affecting the Shares other than action described in this Section 4.4, which in the opinion of the Board of Directors, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the Board of Directors, subject to the prior written consent of the Exchange or such other exchange or quotation system on which the Debentures are then listed, as the Board of Directors, in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(k) Subject to the prior written consent of the Exchange or such other exchange or quotation system on which the Debentures are then listed, no adjustment in the Conversion Price shall be made in respect of any event described in Section 4.4(d) if the holders of the Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

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(l) For greater certainty, the adjustments set forth in this Section 4.4 shall apply equally to the Early Conversion Price, mutatis mutandis.

4.5 No Requirement to Issue Fractional Shares

The Corporation shall not be required to issue fractional Shares upon the conversion of Debentures pursuant to this Article or otherwise hereunder. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price on the Date of the Conversion of such fractional interest (less any taxes required to be deducted in accordance with Section 2.15).

4.6 Corporation to Reserve Shares

The Corporation covenants with the Trustee and Debentureholders that it will at all times reserve and keep available out of its authorized Shares (if the number thereof is or becomes limited), solely for the purpose of issue upon conversion of Debentures as provided in this Article 4, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Corporation covenants with the Trustee that all Shares which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable.

4.7 Cancellation of Converted Debentures

Subject to the provisions of Section 4.2 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Trustee and no Debenture shall be issued in substitution for those converted.

4.8 Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4.4, deliver an Officer’s Certificate to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation) and shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Shares, forthwith give notice to the Debentureholders in the manner provided in Section 16.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice under this Section 4.8 covering all the relevant facts in respect of such event and if the Trustee approves, no such notice need be given under this Section 4.8. The Trustee shall rely, and shall be protected in so doing, upon the Officer’s Certificate, or the opinion of auditor and any other document filed by the Corporation pursuant to this Article 4 for all purposes.

4.9 Notice of Special Matters

The Corporation covenants with the Trustee that so long as any Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 16.2, of its intention to fix a record date for any event referred to in Section 4.4(a), (b), (c) or (d), which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days in each case prior to such applicable record date.

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In addition, the Corporation covenants with the Trustee that so long as any Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 16.2, at least 30 days prior to the (i) effective date of any transaction referred to in Section 4.4(a), (b), (c) or (d) stating the consideration into which the Debentures will be convertible after the effective date of such transaction, and (ii) Expiration Date of any transaction referred to in Section 4.4(e) stating the consideration paid per Share in such transaction.

4.10 Protection of Trustee

The Trustee:

(a) shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Shares or of any shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture;

(c) shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Shares or other certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article 4;

(d) shall be entitled to act and rely on any adjustment calculation of the Corporation; and

(e) shall not incur any liability or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

4.11 Legend on Shares

Each certificate or book entry system customer confirmation representing Shares issued upon conversion of Debentures pursuant to this Article 4, as well as all certificates or book entry system customer confirmations issued in exchange for or in substitution of the foregoing securities, shall have imprinted or otherwise reproduced thereon such legend or legends not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Corporation or Corporation’s counsel, as conclusively evidenced by the issue of such certificates or book entry system customer confirmations with any legends as authorized per written order of the Corporation.

4.12 Payment of Cash in Lieu of Shares

Upon a voluntary conversion by a holder, the Corporation may offer and the converting holder may agree to the delivery of cash for all or a portion of the Debentures surrendered in lieu of Freely Tradable Shares by a payment in cash effected through the delivery of an amount in cash equal to the Current Market Price of the Shares on the Date of Conversion multiplied by the number of Shares.

If, upon any conversion of Debentures, the Corporation may not issue Freely Tradable Shares in an applicable jurisdiction pursuant to the laws thereof, as confirmed by opinion of Counsel, then the Corporation may alternatively satisfy its obligations to issue and deliver Freely Tradable Shares in respect of the conversion of such Debentures by, subject to the Subordination Agreement, a payment in cash effected through the delivery of an amount in cash equal to the Current Market Price of the Shares on the Date of Conversion multiplied by the number of Shares into which the Debentures would then be convertible and in connection therewith the holder of such Debentures shall be issued a replacement Debenture pursuant to Section 3.2(f) and Section 3.10(b) for such voluntary conversion by a Holder.

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ARTICLE 5

EARLY CONVERSION

5.1 Applicability of Article

Subject to Article 4 and Article 6, the Corporation shall also have the right at its option to repay by issuance of Freely Tradable Shares as provided in Section 5.6, the principal amount of any Debentures issued hereunder of any series, and any interest thereon, which by their terms are made so repayable on redemption or maturity (subject however, to any applicable restriction on the repayment of the principal amount of the Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debenture and shall have been expressed in this Indenture, in the Debentures, in an Officer’s Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Corporation requesting the certification and delivery thereof.

Such right of conversion shall extend only to the maximum number of whole Shares into which the aggregate principal and interest amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted.

5.2 Partial Early Conversion

If less than all the Debentures of any series for the time being outstanding are at any time to be converted or if a portion of the Debentures being converted are being converted for cash and a portion of such Debentures are being converted by the payment of Freely Tradable Shares, the Debentures to be so converted shall be selected by the Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Trustee deems equitable, subject to compliance with Applicable Securities Legislation and to the approval of the Exchange or such other exchange or quotation system on which the Debentures are then listed, as required. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be converted in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for conversion and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding that as a result thereof one or more of such Debentures may become subject to conversion in part only or for cash only. In the event that one or more of such Debentures becomes subject to conversion in part only, upon surrender of any such Debentures for payment of the applicable conversion amount the Corporation shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order one or more new Debentures for the unconverted part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Trustee shall make notations on the Global Debenture of the principal amount thereof so converted. Unless the context otherwise requires, the terms “Debenture” or “Debentures” as used in this Article 5 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to conversion.

5.3 Notice of Early Conversion

Notice of Early Conversion (the “Early Conversion Notice”) of any series of Debentures shall be given in writing to the Trustee and the holders of the Debentures so to be converted not more than 60 days nor less than 30 days prior to the date fixed for Early Conversion (the “Early Conversion Date”) in the manner provided in Section 16.2. Every such notice shall specify the aggregate principal amount of Debentures called for Early Conversion, the Early Conversion Date, the accrued and unpaid interest, any make whole payment or premium and the places of payment and shall state that interest upon the principal amount of Debentures called for conversion shall cease to accrue and be payable from and after the Early Conversion Date. In addition, unless all the outstanding Debentures are to be redeemed, the Early Conversion Notice shall specify:

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(a) the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b) in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected pro rata or by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c) in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Trustee and the Corporation; and

(d) in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

5.4 Debentures Due on Early Conversion Dates

Notice having been given as aforesaid, all the Debentures so called for Early Conversion shall thereupon be and become due and payable at the Conversion Price or, if the Early Conversion Date is within 12 months from the Closing Date, the Early Conversion Price, on the Early Conversion Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Early Conversion Date, if the Shares to be issued to redeem such Debentures shall have been deposited as provided in Section 5.5 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

5.5 Deposit of Early Conversion Shares

Early conversion of Debentures shall be provided for by the Corporation depositing with the Trustee or any paying agent to the order of the Trustee, on or before 9:00 a.m. (Vancouver) five days immediately prior to the Early Conversion Date specified in such notice such certificates or book entry system customer confirmations representing such Shares as may be sufficient to pay the Early Conversion Price of the Debentures so called for early conversion. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such early conversion. Every such deposit shall be irrevocable. From the certificates or book entry system customer confirmations so deposited, the Trustee shall issue or cause to be issued, to the holders of such Debentures so called for early conversion, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) paid in the form of Shares to which they are respectively entitled on early conversion (less any taxes required to be deducted in accordance with Section 2.15).

5.6 Repayment of Early Conversion Price in Shares

(a) Subject to the receipt of any required regulatory approvals and the other provisions of this Section 5.6, the Corporation shall satisfy its obligation to pay all or any portion of the Early Conversion Price by issuing and delivering to holders on the Early Conversion Date that number of Freely Tradable Shares obtained dividing the principal amount plus accrued and unpaid interest thereon, together with the amount of interest, if any, that would have accrued or been paid to the Debentureholder during on or before the date that is 12 months from the Closing Date, in the event that the Early Conversion occurs on or before June 6, 2018, by the Early Conversion Price (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) (the “Early Share Conversion Right”).

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(b) The Corporation shall exercise the Early Share Conversion Right by so specifying in the Early Conversion Notice which shall be delivered to the Trustee and the Debentureholders to be so converted not more than 60 days and not less than 30 days prior to the Early Conversion Date in the manner provided in Section 16.2. The Early Conversion Notice shall also specify the aggregate Early Conversion Price in respect of which it is exercising the Early Share Conversion Right in such notice.

(c) The Corporation’s right to exercise the Early Share Conversion Right shall be conditional upon the following conditions being satisfied or waived on the Business day preceding the Early Conversion Date:

(i) the issuance of the Shares on the exercise of the Early Share Conversion Right shall be made in accordance with Applicable Securities Legislation of the jurisdiction(s) in which the Shares are to be issued and such Shares shall be issued as Freely Tradable Shares in such jurisdiction(s);

(ii) such additional Freely Tradable Shares shall be listed (or approved for listing) on each stock exchange or quotation system on which the Shares are then listed;

(iii) receipt of any required regulatory approvals;

(iv) the Corporation shall be a reporting issuer or the equivalent in good standing under Applicable Securities Legislation where the distribution of such Freely Tradable Shares occurs;

(v) no Event of Default shall have occurred and be continuing;

(vi) the Trustee shall have received an Officer’s Certificate stating that conditions (i), (ii), (iii) and (v) above have been satisfied and setting forth the number of Shares to be delivered for each $1,000 principal amount of Debentures and the Early Conversion Price; and

(vii) the Trustee shall have received an opinion of Counsel to the effect that such Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Early Conversion Price, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing or on a list of issuers in default issued or maintained by the relevant securities authorities and on an approval of such stock exchange or quotation system., condition (iv) above is satisfied, except that the opinion in respect of condition (iv) need not be expressed with respect to those provinces where such certificates are not issued or lists or not maintained.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Early Conversion Date, the Corporation shall not be permitted to exercise the Early Shares Conversion Right unless the Debentureholders by Extraordinary Resolution waive the conditions which are not satisfied; provided, however, if regulatory approval to pay interest in Freely Tradable Shares on an Early Conversion is not obtained prior to the close of business on the Business Day preceding the Early Conversion Date, subject to the Subordination Agreement, the Corporation shall be permitted to pay such interest in cash within five Business Days of the Early Conversion Date or such lesser time as is acceptable to the Trustee.

(d) No fractional Freely Tradable Shares shall be delivered upon the exercise of the Early Share Conversion Right but, in lieu thereof, the Corporation shall pay to the Trustee for the account of the holders, the cash equivalent thereof determined on the basis of the Conversion Price or, if the Early Conversion Date is within 12 months of the Closing Date, the Early Conversion Price (less any taxes required to be deducted in accordance with Section 2.15).

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(e) A holder shall be treated as the shareholder of record of the Freely Tradable Shares issued on due exercise by the Corporation of its Early Share Conversion Right effective immediately after the close of business on the Early Conversion Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including distributions and dividends in kind) thereon and arising thereafter, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(f) The Corporation shall at all times reserve and keep available out of its authorized Shares (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Corporation’s Early Share Conversion Right as provided herein, and shall issue to Debentureholders to whom Freely Tradable Shares will be issued pursuant to exercise of the Early Share Conversion Right, such number of Freely Tradable Shares as shall be issuable in such event. All Freely Tradable Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(g) The Corporation shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradable Shares upon exercise of the Early Share Conversion Right and shall cause to be listed and posted for trading such Shares on each stock exchange or quotation system on which the Shares are then listed. The Corporation covenants with the Trustee that all Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h) The Corporation shall from time to time promptly pay, or make satisfactory provision for the payment of, all taxes and charges which may be imposed by Applicable Laws (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradable Shares to holders upon exercise of the Early Share Conversion Right pursuant to the terms of the Debentures and of this Indenture.

(i) If the Corporation elects to proceed with the Early Share Conversion Right and if the Early Conversion Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the Early Conversion Price, if any, is insufficient to satisfy such withholding taxes, the Corporation for the account of the holder, shall sell, or cause to be sold through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradable Shares issued by the Corporation for this purpose, such number of Freely Tradable Shares that together with the cash payment of the Early Conversion Price, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld or deducted, and the Trustee shall on Written Direction of the Corporation deduct or withhold such net proceeds and on receipt of such amount from the Corporation remit same on behalf of the Corporation to the appropriate governmental authority, as and when required within the period of time prescribed for this purpose under Applicable Laws. Any amounts of net proceeds (after payment of all costs) in excess of the amount required to cover applicable tax required by Applicable Law to be withheld or deducted will be remitted to the Debentureholder.

(j) Subject to Section 5.6(c), interest accrued and unpaid on the Debentures on the Early Conversion Date may be paid (less any taxes required to be deducted in accordance with Section 2.15) to Debentureholders, in cash, in the manner contemplated in Section 2.14.

(k) If, prior to the delivery of an Early Conversion Notice by the Corporation, a Debentureholder has elected to convert its Debentures in whole or in part, then the Corporation’s conversion notice will be deemed to be void, but without prejudice to the Corporation’s right to deliver further notice of intention to convert any or all of such Debentureholder’s Debentures remaining outstanding.

5.7 Failure to Surrender Debentures Called for Early Conversion

In case the holder of any Debenture so called for Early Conversion shall fail on or before the Early Conversion Date so to surrender such holder’s Debenture, or shall not within such time take delivery of certificates or book entry system customer confirmations representing such Shares issuable in respect thereof, or give such receipt therefor, if any, as the Trustee may require such certificates or book entry system customer confirmations to be held in trust without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the Shares so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, or take delivery of the certificates or book entry system customer confirmations so deposited, or both, upon surrender and delivery up of such holder’s Debenture of the Early Conversion Price, as the case may be, of such Debenture. In the event that any certificates or book entry system customer confirmations representing Shares, required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of five years less a day from the Early Conversion Date, then such certificates or book entry system customer confirmations representing Shares, together with any distribution paid thereon, shall at the end of such period be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation on its written demand, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to Applicable Law, thereafter the holder of a Debenture in respect of which such Shares were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the certificates or book entry system customer confirmations due from the Corporation, subject to any limitation period provided by any Applicable Laws relating to unclaimed property.

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5.8 Cancellation of Debentures Subject to Early Conversion

Subject to the provisions of Section 5.2 as to Debentures subject to Early Conversion in part, all Debentures converted pursuant to an Early Conversion shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution for those converted.

5.9 Legend on Shares

Each certificate or book entry system customer confirmation representing Shares issued upon conversion of Debentures pursuant to this Article 5, as well as all certificates or book entry system customer confirmations issued in exchange for or in substitution of the foregoing securities, shall have imprinted or otherwise reproduced thereon such legend or legends not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Corporation, as conclusively evidenced by the issue of such certificates or book entry system customer confirmations, with any legends as authorized per written order of the Corporation.

ARTICLE 6

PREPAYMENT

6.1 Prepayment

Subject to the terms and conditions of the Debentures, and provided that no Event of Default has occurred and is continuing, including the Initial Debentures, the Corporation shall have the right, but not the obligation, at any time after 12 months from the Closing Date to prepay such Debentures in cash, in whole or in part.

6.2 Partial Prepayment

If less than all the Debentures of any series for the time being outstanding are at any time to be prepaid, the Debentures to be so prepaid shall be selected by the Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Trustee deems equitable, subject to compliance with Applicable Securities Legislation and to the approval of the Exchange or such other exchange or quotation system on which the Debentures are then listed, as required. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be prepaid in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for prepayment and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding that as a result thereof one or more of such Debentures may become subject to prepayment in part only or for cash only. In the event that one or more of such Debentures becomes subject to prepayment in part only, upon surrender of any such Debentures for payment of the Prepayment Price the Corporation shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order one or more new Debentures for the non-prepaid part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Trustee shall make notations on the Global Debenture of the principal amount thereof so prepaid. Unless the context otherwise requires, the terms “Debenture” or “Debentures” as used in this Article 6 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to prepayment.

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6.3 Notice of Prepayment

Notice of Prepayment (the “Prepayment Notice”) of any series of Debentures shall be given in writing to the Trustee and the holders of the Debentures so to be prepaid not less than 30 days prior to the date fixed for Prepayment (the “Prepayment Date”) in the manner provided in Section 16.2. Every such notice shall specify the aggregate principal amount of Debentures called for prepayment, accrued and unpaid interest thereon, the Prepayment Date, the Prepayment Price, and the places of payment and shall state that interest upon the principal amount of Debentures called for Prepayment shall cease to accrue and be payable from and after the Prepayment Date. In addition, unless all the outstanding Debentures are to be prepaid, the Prepayment Notice shall specify:

(a) the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b) in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected pro rata or by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c) in the case of a Global Debenture, that the Prepayment will take place in such manner as may be agreed upon by the Depository, the Trustee and the Corporation; and

(d) in all cases, the principal amounts of such Debentures or, if any such Debenture is to be prepaid in part only, the principal amount of such part.

In the event that all Debentures to be prepaid are registered Debentures, publication shall not be required.

If the payment of any Debenture called for repayment by the Corporation is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Corporation to purchase Debentures for cancellation is not made, in the case of a repayment upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for repayment or tendered in acceptance of the Corporation’s offer, respectively.

6.4 Debentures Due on Prepayment Dates

Notice having been given as aforesaid, all the Debentures so called for Prepayment shall thereupon be and become due and payable at the Prepayment Price on the Prepayment Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Prepayment Date, if the monies necessary to prepay such Debentures shall have been deposited as provided in Section 6.5 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

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6.5 Deposit of Prepayment Monies

Prepayment of Debentures shall be provided for by the Corporation depositing with the Trustee or any paying agent to the order of the Trustee, by way of same day value wire transfer, on or before 9:00 a.m. (Vancouver) five Business Days immediately prior to the Prepayment Date specified in such notice, such sums of money as may be sufficient to pay the Prepayment Price of the Debentures so called for Prepayment. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such Prepayment. Every such deposit shall be irrevocable. From the sums so deposited the Trustee shall pay or cause to be paid to the holders of such Debentures so called for Prepayment, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on Prepayment l(less any taxes required to be deducted in accordance with Section 2.15).

6.6 Failure to Surrender Debentures Called for Prepayment

In case the holder of any Debenture so called for Prepayment shall fail on or before the Prepayment Date so to surrender such holder’s Debenture, or shall not within such time accept payment of the Prepayment monies payable or give such receipt therefor, if any, as the Trustee may require, such Prepayment monies may be set aside in trust, may be held in trust without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, upon surrender and delivery up of such holder’s Debenture of the Prepayment Price, as the case may be, of such Debenture. In the event that any money required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of five years less a day from the Prepayment Date, then such monies, together with any distribution paid thereon, shall at the end of such period be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation on its written demand, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to Applicable Law, thereafter the holder of a Debenture in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money due from the Corporation, subject to any limitation period provided by any Applicable Laws relating to unclaimed property.

6.7 Cancellation of Debentures Prepaid

Subject to the provisions of Section 6.2 as to Debentures that are prepaid in part, all Debentures converted pursuant to an Early Conversion shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution for those converted.

ARTICLE 7

PURCHASE BY THE CORPORATION

7.1 Purchase of Debentures by the Corporation

Subject to Article 6, unless otherwise specifically provided with respect to a particular series of Debentures, the Corporation may, at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange or quotation system) or by tender or by private contract, at any price provided, however, that if an Event of Default has occurred and is continuing, the Corporation will not have the right to purchase Debentures by private contract. All Debentures so purchased may, at the option of the Corporation, be delivered to the Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by the Trustee on a pro rata basis or in such other manner consented to by the Exchange or such other exchange or quotation system on which the Debentures are then listed which the Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

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ARTICLE 8

PAYMENT ON MATURITY

8.1 Notice of Payment in Shares

The Maturity Notice of any series of Debentures shall be given in writing to the Trustee and the holders of the Debentures in the manner provided in Section 16.2. Every Maturity Notice shall specify the aggregate principal amount of Debentures at Maturity, the Maturity Date, the accrued and unpaid interest, whether the Debentures will be repaid in cash or Freely Tradable Shares, and the places of payment and shall state that interest upon the principal amount of Debentures called for payment shall cease to accrue and be payable from and after the Maturity Date. In the event that the Corporation will repay the indebtedness represented by the Debentures by the issuance of Freely Tradable Shares, the Maturity Notice of any series of Debentures shall be given in writing to the Trustee and the holders of the Debentures so to be repaid in Shares not more than 60 days nor less than 30 days prior to the Maturity Date in the manner provided in Section 16.2.

8.2 Debentures Due on Maturity Date

Notice having been given as aforesaid, all the Debentures shall thereupon be and become due and payable, and from and after such Maturity Date, if the Shares to be issued for the Maturity Date, such Shares shall have been deposited as provided in Section 8.3 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

8.3 Deposit of Freely Tradable Shares

In the event that the Corporation elects to repay the Debentures on Maturity in Freely Tradable Shares, the Corporation shall deposit with the Trustee or any paying agent to the order of the Trustee, on or before 9:00 a.m. (Vancouver) four days immediately prior to the Maturity Date specified in such notice, certificates or book entry system customer confirmations representing such Shares as may be sufficient to pay the amounts owing on Maturity. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such payment. Every such deposit shall be irrevocable. From the certificates or book entry system customer confirmations so deposited, the Trustee shall issue or cause to be issued, to the holders of such Debentures so called, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on Maturity (less any taxes required to be deducted in accordance with Section 2.15).

8.4 Right to Repay Principal Amount and Accrued Interest in Shares

(a) Subject to the receipt of any required regulatory approvals and the other provisions of this Section 8.4(c), the Corporation may, at its option, in exchange for or in lieu of repaying the Debentures in money in accordance with Section 2.13 and Section 2.14, as the case may be, elect to satisfy its obligation to repay the principal amount of all or any portion of the principal amount of the Debentures outstanding, together with any and all accrued and unpaid interest thereon, by issuing and delivering to holders on the Maturity Date of such Debentures that number of Freely Tradable Shares obtained by dividing the principal amount of the Debentures (or applicable portion thereof to be satisfied by the issuance and delivery of Freely Tradable Shares) together with any and all accrued and unpaid interest thereon, by the Maturity Date VWAP (the “Share Repayment Right”).

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(b) The Corporation shall exercise the Share Repayment Right by so specifying in the Maturity Notice, which shall be delivered to the Trustee and the Debentureholders not more than 60 days and not less than 30 days prior to the Maturity Date, and which shall also specify the aggregate principal amount of Debentures in respect of which it is exercising the Share Repayment Right on the Maturity Date.

(c) The Corporation’s right to exercise the Share Repayment Right shall be conditional upon the following conditions being met on the Business Day preceding the Maturity Date:

(i) the issuance of the Shares on the exercise of the Share Repayment Right shall be made in accordance with Applicable Securities Legislation of the jurisdiction(s) in which such Shares are to be issued and such Shares shall be issued as Freely Tradable Shares in such jurisdiction(s);

(ii) such additional Freely Tradable Shares shall be listed on each stock exchange or quotation system on which the Shares are then listed;

(iii) the Corporation shall be a reporting issuer or the equivalent in good standing under Applicable Securities Legislation where the distribution of such Freely Tradable Shares occurs;

(iv) no Event of Default shall have occurred and be continuing;

(v) the Trustee shall have received an Officer’s Certificate stating that conditions (i), (ii), (iii), and (iv) above have been satisfied and setting forth the number of Shares to be delivered for each $1,000 principal amount of Debentures and the Maturity Date VWAP; and

(vi) the Trustee shall have received an opinion of Counsel to the effect that such Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures outstanding will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing or on a list of issuers in default issued or maintained by the relevant securities authorities and on an approval of such stock exchange or quotation system., condition (iv) above is satisfied, except that the opinion in respect of condition (iv) need not be expressed with respect to those provinces where such certificates are not issued or lists or not maintained.

(d) If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, subject to the Subordination Agreement, the Corporation shall pay the principal amount of the Debentures outstanding, together with all accrued and unpaid interest thereon, in cash, unless the Debentureholders by Extraordinary Resolution waive the conditions which are not satisfied.

(e) No fractional Freely Tradable Shares shall be delivered upon the exercise of the Share Repayment Right but, in lieu thereof, the Corporation shall pay to the Trustee for the account of the holders the cash equivalent thereof determined on the basis of the Maturity Date VWAP (less any taxes required to be deducted in accordance with Section 2.15).

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(f) Subject to the surrender of the Debentures to the Trustee, except the Global Debentures, upon surrender of the Debentures, a holder shall be treated as the shareholder of record of the Freely Tradable Shares issued on due exercise by the Corporation of its Share Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including distributions and dividends in kind) thereon and arising thereafter, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g) The Corporation shall at all times reserve and keep available out of its authorized Shares (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Share Repayment Right as provided herein, and shall issue to Debentureholders to whom Freely Tradable Shares will be issued pursuant to exercise of the Share Repayment Right, such number of Freely Tradable Shares as shall be issuable in such event. All Freely Tradable Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h) The Corporation shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradable Shares upon exercise of the Share Repayment Right and shall cause to be listed and posted for trading such Freely Tradable Shares on each stock exchange or quotation system on which the Shares are then listed.

(i) The Corporation shall from time to time promptly pay, or make satisfactory provision for the payment of, all taxes and charges which may be imposed by Applicable Laws (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradable Shares to holders upon exercise of the Share Repayment Right pursuant to the terms of the Debentures and of this Indenture.

(j) If the Corporation elects to satisfy its obligation to pay all or any portion of the principal amount of Debentures due on maturity together with all accrued and unpaid interest thereon by issuing Freely Tradable Shares in accordance with this Section 8.4 and if the amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the amount due on maturity, if any, is insufficient to satisfy such withholding taxes, the Corporation for the account of the holder, shall sell, or cause to be sold, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradable Shares issued by the Corporation for this purpose, such number of Freely Tradable Shares that together with the cash component of the amount due on maturity is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld or deducted, and the Trustee shall on Written Direction of the Corporation deduct or withhold such net proceeds and on receipt of such amount from the Corporation remit same on behalf of the Corporation to the appropriate governmental authority, as and when required within the period of time prescribed for this purpose under Applicable Laws. Any amounts of net proceeds (after payment of all costs) in excess of the amount required to cover applicable tax required by Applicable Law to be withheld or deducted will be remitted to the Debentureholder.

8.5 Failure to Surrender Debentures Called on Maturity

In case the holder of any Debenture so called Maturity shall fail on or before the Maturity Date so to surrender such holder’s Debenture, or shall not within such time take delivery of monies or certificates or book entry system customer confirmations representing such Shares issuable in respect thereof, or give such receipt therefor, if any, as the Trustee may require such monies or certificates or book entry system customer confirmations to be held in trust without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the monies or Shares so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, or take delivery of the certificates or book entry system customer confirmations so deposited, or both, upon surrender and delivery up of such holder’s Debenture of the Maturity Price, as the case may be, of such Debenture. In the event that any monies or certificates or book entry system customer confirmations representing Shares, required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of five years less a day from the Maturity Date, then such certificates or book entry system customer confirmations representing Shares, together with any distribution paid thereon, shall at the end of such period be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation on its written demand, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to Applicable Law, thereafter the holder of a Debenture in respect of which such monies or Shares were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the monies or certificates or book entry system customer confirmations due from the Corporation, subject to any limitation period provided by any Applicable Laws relating to unclaimed property.

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8.6 Cancellation of Debentures on Maturity

All Debentures paid on the Maturity Date shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution for those paid.

8.7 Legend on Shares

Each certificate or book entry system customer confirmation representing Shares issued upon payment of Debentures pursuant to this Article 8, as well as all certificates or book entry system customer confirmations issued in exchange for or in substitution of the foregoing securities, shall have imprinted or otherwise reproduced thereon such legend or legends not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Corporation, as conclusively evidenced by the issue of such certificates or book entry system customer confirmations with any legends as authorized per written order of the Corporation.

ARTICLE 9

SECURITY FOR DEBENTURES AND SUBORDINATION OF DEBENTURES

9.1 Grant of Security Interest

As continuing collateral security for the due and timely payment and performance by the Corporation of the Debenture Liabilities, the Corporation hereby mortgages, charges, pledges, assigns, transfers and sets over to the Trustee on behalf of the Trustee and the Debentureholders, and grants to the Trustee on behalf of the Trustee and the Debentureholders, subject only to Permitted Encumbrances, a general and continuing security interest, lien, charge, mortgage and encumbrance in all of the Corporation’s right, title and interest in and to the Secured Assets.

9.2 Exceptions re: Contractual Rights, Licences, etc.

To the extent that the security interests granted hereby would constitute a breach or cause the acceleration of any agreement, lease, contractual right, licence, approval, privilege, franchise or permit to which the Corporation is a party, the security interest granted hereby shall not attach thereto but the Corporation shall hold its interest therein in trust for the Trustee on behalf of the Trustee and Debentureholders, and shall grant a security interest in such agreement, contractual right, licence or permit to the Trustee on behalf of the Trustee and Debentureholders forthwith upon obtaining the appropriate consents to the creation of such security interest. The Corporation agrees to use commercially reasonable efforts to obtain any such consent from time to time requested by the Trustee on behalf of the Trustee and the Debentureholders.

9.3 Attachment

The Corporation and the Trustee agree that they have not agreed to postpone the time for attachment of the security interests granted hereby with respect to the Corporation’s presently existing Secured Assets, and the Corporation confirms that it has rights in such existing Secured Assets, that such security interests shall attach to Secured Assets acquired after the date hereof as soon as the Corporation has rights in such Secured Assets and that value has been given.

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9.4 PPSA Registration; Ranking

The Corporation shall cause the Security Interest to be registered pursuant to the PPSA in favour of the Trustee on behalf of the Trustee and all holders as a charge against the Secured Assets, pro rata to the Debenture Liabilities owing to each respective holder and the Trustee. The Security Interest shall rank pari passu among all holders and the Trustee, but shall be senior to all other indebtedness or liabilities of the Corporation except for Senior Indebtedness. The Debenture Liabilities evidenced by the Debentures shall be subordinate and junior in right of payment to the prior payment, in full of the principal, interest and all other items of indebtedness in respect of all Senior Indebtedness to the extent and in the manner set forth herein and pursuant to the Subordination Agreement. The Security Interest shall be subordinate to any and all liens, charges, mortgages, security interests, hypothecs and other encumbrances which affect all or any portion of the Secured Assets relating to Senior Indebtedness. The holder, by his acceptance hereof, shall be deemed to have agreed to the subordinations described herein, shall be bound by the provisions of this Section and Article and shall do, perform, execute and deliver all acts, deeds and documents as may be necessary from time to time to give full force and effect to the intent of this Section and Article, including authorizing the Trustee to enter into the Subordination Agreement, pursuant to Section 9.12.

The Corporation shall, at the Corporation’s expense, ensure that the Security Interest in the Secured Assets created herein, and all documents, caveats, security notices, financing statements and financing change statements in respect thereof, are promptly filed and re filed and registered as often as may be required by Applicable Law or as may be necessary or desirable to perfect and preserve the Security Interest created herein by the Indenture and to ensure that such Security Interest is subordinate only to the Senior Indebtedness, and will promptly provide the Trustee with evidence (satisfactory to the Trustee) of such filing, registration and deposit after the making thereof. The Corporation shall, if and when requested to do so by the Trustee, furnish to the Trustee an opinion of Counsel to establish compliance with the provisions of this Section 9.4.

9.5 Permitted Dispositions of Secured Assets Before Default

Until an Event of Default has occurred and is continuing, the Corporation, without the consent of the Trustee, shall be entitled:

(a) to transfer or sell any item of Secured Assets only as permitted pursuant hereunder;

(b) in the ordinary course of business, to sell or lease (provided it registers and perfects any primary lease or conditional sale agreement in accordance with Applicable Law) any Secured Assets consisting of inventory; and

(c) to sell, assign, transfer, abandon, surrender or otherwise dispose of free of the Security Interest constituted by this Indenture any fixtures, equipment, machinery, tools, implements, apparatus, facilities or appliances, which have become worn out, unserviceable, obsolete, unsuitable or unnecessary in the conduct of its business or in the operation of any of the Secured Assets provided that there shall have been or shall be substituted for the same other fixtures, equipment, machinery, tools, implements, apparatus, facilities or appliances not necessarily of the same character but at least of equal utility at the date of such substitution or replacement (which forthwith shall become subject to the Security Interest of the this Indenture) of and to the extent that such replacement or substitution is necessary or desirable for the proper and efficient conduct of the business of the Corporation or in the operation of the Secured Assets, and the Trustee will, at the expense of the Corporation, execute and deliver from time to time releases and discharges necessary or required as advised by Counsel with respect to the foregoing subsections. In connection with any such request by the Corporation to the Trustee, the Corporation shall confirm in an Officer’s Certificate that the release and discharge of such Secured Assets is permitted by the Debenture Documents and that all conditions precedent under the Debenture Documents for the release and discharge have been satisfied. Except as specifically permitted above, the Corporation will not dispose of any property and assets to any Person.

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9.6 Applicability of Article

The indebtedness, liabilities and obligations of the Corporation evidenced by Debentures issued hereunder of any series which by their terms are subordinate, including on account of principal, premium, interest or otherwise, but, subject to Section 9.10, excluding the issuance of Shares or other securities upon any conversion or maturity (collectively, the “Debenture Liabilities”), shall be subordinated and postponed both in right of payment and in right of security to the extent and in the manner hereinafter set forth in the following sections of this Article 9, to the full and final payment of all Senior Indebtedness, and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 9.

9.7 Order of Payment

In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Corporation, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or voluntary winding-up of the Corporation, whether or not involving insolvency or bankruptcy, or any marshaling of the assets and liabilities of the Corporation:

(a) all Senior Indebtedness shall first be paid in full, before any payment is made on account of the Debenture Liabilities;

(b) any payment or distribution of assets of the Corporation, whether in cash, property or securities, to which the holders of the Debentures or the Trustee on behalf of such holders would be entitled except for the provisions of this Article 9, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness; and

(c) the Senior Creditor or a receiver or a receiver-manager of the Corporation or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Corporation’s assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Debentureholders or the Trustee or any requirement to account to the Trustee or the Debentureholders.

The rights and priority of the Senior Indebtedness and the subordination pursuant hereto shall not be affected by:

(i) whether or not the Senior Indebtedness is secured;

(ii) the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security;

(iii) the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security;

(iv) the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security;

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(v) the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditor, or any of them or the Debentureholders, or any of them, to any money or property of the Corporation;

(vi) the failure to exercise any power or remedy reserved to the Senior Creditor under the Senior Security or to insist upon a strict compliance with any terms thereof;

(vii) whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(viii) the date of giving or failing to give notice to or making demand upon the Corporation; or

(ix) any other matter whatsoever.

9.8 Subrogation to Rights of Holders of Senior Indebtedness

Subject to the prior and indefeasible payment in full of all Senior Indebtedness and Section 9.10, the holders of the Debentures shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Corporation applicable to the Senior Indebtedness, to the extent of the application thereto of such payments or other assets which would have been received by the holders of the Debentures but for the provisions hereof until the principal of, premium, if any, and interest on the Debentures shall be paid in full, and no such payments or distributions to the holders of the Debentures of cash, property or securities, which otherwise would be payable or distributable to the holders of the Senior Indebtedness, shall, as between the Corporation, its creditors other than the holders of Senior Indebtedness, and the Debentureholders, be deemed to be a payment by the Corporation to the holders of the Senior Indebtedness or on account of the Senior Indebtedness, it being understood that the provisions of this Article 9 are and are intended solely for the purpose of defining the relative rights of the holders of the Debentures, on the one hand, and the holders of Senior Indebtedness, on the other hand.

The Trustee, for itself and on behalf of each of the Debentureholders, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Corporation or any property and assets subject to any Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

9.9 Obligation to Pay Not Impaired

Nothing contained in this Article 9 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Corporation, its creditors other than the holders of Senior Indebtedness, and the holders of the Debentures, the obligation of the Corporation, which is absolute and unconditional, to pay to the holders of the Debentures the principal of, premium, if any, and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the holders of the Debentures and creditors of the Corporation other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by Applicable Law upon default under this Indenture, subject to the rights, under this Article 9 of the holders of Senior Indebtedness in respect of cash, property or securities of the Corporation received upon the exercise of any such remedy.

9.10 No Payment if Senior Indebtedness in Default

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any other enforcement of any Senior Indebtedness, then, except as provided in Section 9.11, all principal of and interest on all such matured Senior Indebtedness shall first be paid in full before any payment is made on account of the Debenture Liabilities.

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In case of a circumstance constituting a default or event of default with respect to any Senior Indebtedness, and during the continuance thereof, or upon the acceleration of the maturity of any Senior Indebtedness unless and until such default or event of default shall have been cured or waived or shall have ceased to exist or such acceleration has been rescinded or when a payment would cause a default or event of default under any Senior Indebtedness, no cash payment shall be made by the Corporation (except as provided in Section 9.11) with respect to the Debenture Liabilities and neither the Trustee nor the Debentureholders shall be entitled to demand, accelerate, institute proceedings for the collection of (which shall, for certainty include proceedings related to an adjudication or declaration as to the insolvency or bankruptcy of the Corporation and other similar creditor proceedings), or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures after the happening of such a default or event of default or acceleration (except as provided in Section 9.11), and unless and until such default or event of default shall have been cured or waived or shall have ceased to exist or such acceleration has been rescinded, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the holders of the Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness; provided, however, subject to the Subordination Agreement, that the foregoing shall in no way prohibit, restrict or prevent the Trustee, pursuant to the terms and conditions of this Indenture, from taking such actions as may be necessary to preserve claims of the Trustee and/or the holders of the Debentures under this Indenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any such bankruptcy, reorganization or insolvency proceedings by or against the Corporation or its Subsidiaries and exercising its rights to vote as an unsecured creditor under any such bankruptcy, reorganization or insolvency proceedings commenced by or against the Corporation or its Subsidiaries).

The fact that any payment hereunder is prohibited by this Section 9.10 shall not prevent the failure to make such payment from being an Event of Default hereunder.

9.11 Payment on Debentures Permitted

Subject to the terms of a Subordination Agreement, nothing contained in this Article 9 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Corporation to make, or prevent the Corporation from making, where it is otherwise permitted to do so, at any time except as prohibited by Sections 9.7 or 9.10 any payment of principal of or, premium, if any, or interest or payments on conversion on the Debentures. The fact that any such payment is prohibited by a Subordination Agreement, Sections 9.7 or 9.10 shall not prevent the failure to make such payment from being an Event of Default hereunder. Subject to the terms of a Subordination Agreement, nothing contained in this Article 9, elsewhere in this Indenture or in any of the Debentures other than in the case of a continuing default or event of default under Senior Indebtedness or acceleration of Senior Indebtedness that has not been rescinded , in which case Section 9.10 shall govern, or except as prohibited by Sections 9.7 or 9.10, shall prevent the conversion of the Debentures or the application by the Trustee of any monies deposited with the Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

9.12 Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article 9 and appoints the Trustee his attorney-in-fact for any and all such purposes. This power of attorney, being coupled with an interest and rights, shall be irrevocable. Each holder of Debentures by his acceptance thereof authorizes and directs the Trustee to execute the Subordination Agreement among the Corporation, Fortress Credit Co LLC, as agent for the Lenders, as Senior Creditor, and the Trustee dated June 6, 2017 attached as Schedule F hereto. In addition upon request of the Corporation, and upon being furnished an Officer’s Certificate stating that one or more named persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, and the Corporation shall confirm in the Officer’s Certificate that such subordination agreement is permitted by the Debenture Documents and that all conditions precedent under the Debenture Documents for the subordination agreement have been satisfied in compliance with this Section 9.12 and no Event of Default has occurred or event has occur that with the lapse of time will become an Event of Default, the Trustee shall enter into a written subordination agreement or agreements, with the Corporation and the person or persons named in such Officer’s Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 9 as a Senior Creditor and for such other matters, such as an agreement not to amend the provisions of this Article 9 and the definitions herein, which prejudice the rights of the holders of Senior Indebtedness under this Article 9 without the prior written consent of such Senior Creditor, or their representative or the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued as the Senior Creditor may reasonably request. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness, however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such a subordination agreement. Notwithstanding any terms set out in this Indenture or the Debentures, the holders of the Debentures acknowledge that their rights pursuant to this Indenture and the Debentures, and the obligations and undertakings of the Corporation, shall in all respects be subject to the terms and conditions of the Subordination Agreement. The holders of the Debentures acknowledge that the Trustee will not be involved in the negotiation or preparation of any Subordination Agreement. The holders of the Debentures further acknowledge that the Trustee has not and will not provide any advice to the holders of the Debentures in respect of the Debenture Documents, the adequacy of the Debenture Documents or as to the priority, registration or perfection of their interest in the Secured Assets.

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9.13 Knowledge of Trustee

Notwithstanding the provisions of this Article 9 or any provision in this Indenture or in the Debentures contained, the Trustee will not be charged with knowledge of any Senior Indebtedness or of any default in the payment thereof, or of the existence of any Event of Default or any other fact that would prohibit the making of any payment of monies or Shares to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from the Corporation, any Debentureholder or any Senior Creditor or a trustee or agent on behalf of any one or more Senior Creditors, and such notice to the Trustee shall be deemed to be notice to holders of the Debentures. The Trustee will notify Debentureholders as soon as reasonably practicable of such notice.

9.14 Trustee May Hold Senior Indebtedness

The Trustee is entitled to all the rights set forth in this Article 9 with respect to any Senior Indebtedness at the time independently held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Trustee of any of its rights as such holder.

9.15 Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any non-compliance by the Corporation with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

9.16 Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Corporation, all without notice to or consent of the Debentureholders or the Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders.

9.17 Additional Indebtedness

This Indenture does not restrict the Corporation or any of its Subsidiaries from incurring additional indebtedness for borrowed money or other obligations or liabilities (including Senior Indebtedness) or mortgaging, pledging or charging its properties and assets to secure any indebtedness or obligations or liabilities.

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9.18 Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 9 do not impair in any way the right of a Debentureholder to convert its Debentures.

9.19 Invalidated Payments

In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article 9 shall be reinstated and the provisions of this Article shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement.

9.20 Contesting Security

The Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Indebtedness, the Senior Security, or the relative priority of the Senior Security.

9.21 Obligations Created by Article 9

The Corporation and each holder by its acceptance of a Debenture likewise agrees, that:

(a) the provisions of this Article 9 are an inducement and consideration to each holder of Senior Indebtedness to give or continue credit to the Corporation, the Corporation’s Subsidiaries or others or to acquire Senior Indebtedness;

(b) each holder of Senior Indebtedness may accept the benefit of this Article 9 on the terms and conditions set forth in this Article 9 by giving or continuing credit to the Corporation, the Corporation’s Subsidiaries or others or by acquiring or having outstanding as of the date hereof Senior Indebtedness, in each case without notice to the Trustee and without establishing actual reliance on this Article 9; and

(c) each obligation created by this Article 9 for the benefit of the holders of Senior Indebtedness is irrevocable and shall be binding on the Corporation, the Trustee and each holder of a Debenture whether or not any confirmation described in Section 9.12 is requested, executed or delivered.

ARTICLE 10

COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

10.1 To Pay Principal, Premium and Interest

The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of, premium and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

10.2 To Pay Trustee’s Remuneration

The Corporation will pay the Trustee reasonable remuneration for its services as Trustee hereunder and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in connection with the execution of the trusts hereby created and such monies including the Trustee’s remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to payment of any principal of the Debentures or interest or premium thereon. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Trustee against unpaid invoices and shall be payable upon demand. This Section shall survive the resignation or removal of the Trustee and/or the termination of this Indenture.

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10.3 To Give Notice of Default

The Corporation shall notify the Trustee in writing immediately upon obtaining knowledge of any Event of Default hereunder.

10.4 Preservation of Existence, Etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses and activities in a manner consistent with past business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its and its Subsidiaries’ respective existences and rights.

10.5 Keeping of Books

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with generally accepted accounting principles.

10.6 Performance of Covenants by Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Trustee may notify the Debentureholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but the Trustee shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Trustee shall be repayable as provided in Section 10.2. No such performance, expenditure or advance by the Trustee shall be deemed to relieve the Corporation of any default hereunder.

10.7 Maintain Listing

The Corporation will use reasonable commercial efforts to ensure that the Shares and the Initial Debentures are listed and posted for trading on the Exchange, to maintain such listing and posting for trading of the Shares and the Initial Debentures on the Exchange, and to maintain the Corporation’s status as a “reporting issuer” not in default of the requirements of the Applicable Securities Legislation; provided that the foregoing covenant shall not prevent or restrict the Corporation from carrying out a transaction to which Article 13 would apply if carried out in compliance with Article 13 even if as a result of such transaction the Corporation ceases to be a “reporting issuer” in all or any of the provinces of Canada or the Shares or Debentures cease to be listed on the Exchange or any other stock exchange or quotation system.

10.8 Annual Certificate of Compliance

The Corporation shall deliver to the Trustee, within 120 days after the end of each calendar year, an Officer’s Certificate as to the knowledge of such officer of the Corporation who executes the Officer’s Certificate of the Corporation’s compliance with all conditions and covenants in this Indenture certifying that after reasonable investigation and inquiry, the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

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10.9 SEC Notice

The Corporation confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the United States Securities Exchange Act or have a reporting obligation pursuant to Section 15(d) of the United States Securities Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the United States Securities Exchange Act or the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the United States Securities Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the United States Securities Exchange Act, the Corporation shall promptly deliver to the Trustee an Officers’ notifying the Trustee of such registration or termination and such other information as the Trustee may require at the time. The Corporation acknowledges that the Trustee is relying upon the foregoing representation and covenants in order to meet certain Securities and Exchange Commission obligations with respect to those clients who are filing with the Securities and Exchange Commission.

10.10 Further Instruments and Acts

The Corporation will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

10.11 No Dividends or Distributions on Shares if Event of Default

The Corporation shall not declare or pay any dividend or distribution to the holders of its issued and outstanding Shares after the occurrence of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

10.12 To Reserve Shares

Without limiting any other provision of this Indenture, the Corporation will reserve and keep available a sufficient number of Shares for the purpose of enabling it to satisfy its obligations to issue Shares upon the (a) conversion of Debentures, (b) any payment of principal and interest by way of Shares and (c) Share Repayment Election, will cause the Shares from time to time so issuable to be duly issued and delivered in accordance with the Debentures and the terms hereof, and all Shares which shall be issued upon conversion of the Debentures or the right to acquire provided for herein shall be issued as fully paid and non-assessable.

10.13 Covenants as to Security

The Corporation will:

(a) ensure that the Security Interest will at all times constitute a valid and perfected security on the Secured Assets, subordinate only to the Senior Security pursuant to the Subordination Agreement, and at all times take all actions necessary or desirable to create, perfect and maintain the Security Interest granted herein as perfected security over the Secured Assets, subordinate only to the Senior Security pursuant to the Subordination Agreement;

(b) at all times do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such acts, deeds, mortgages, hypothecs, transfers, assignments and assurances in law (including consents, approvals or waivers from third parties under applicable documents or applicable legislation) as may be necessary or desirable to ensure that the Trustee (for itself and the Debentureholders) has a perfected Security Interest upon the Secured Assets, subordinate only to the Senior Security pursuant to the Subordination Agreement;

(c) cause all necessary and proper steps to be taken diligently to protect and defend the Secured Assets and the proceeds thereof against any adverse claims or demands, including without limitation, the employment or use of counsel for the prosecution or defence of litigation and the contest, settlement, release or discharge of any such claim or demand; and

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(d) if the Security Interest created herein shall have become enforceable and the Trustee shall have become bound to enforce or has commenced enforcing the same, it shall from time to time execute and do all such assurances and things as the Trustee may reasonably require for facilitating the realization of the Security Interest created herein and for exercising all the powers, authorities and discretions conferred upon the Trustee under this Indenture and for confirming to any purchaser of the Secured Assets, whether sold by the Trustee hereunder or by judicial proceedings, the title to the Secured Assets so sold, and will give all notices and directions as the Trustee may consider expedient.

10.14 Notice of Change of Chief Executive Officer and Notice of Changes Affecting the Business of the Corporation

(a) The Corporation shall promptly notify the Trustee upon a change in the individual or individuals holding the office of chief executive officer of the Corporation, and as soon as practicable provide an updated certificate of incumbency.

(b) The Corporation will give written notice to the Trustee forthwith upon:

(i) request by the Trustee, confirmation of its place of business, including its chief executive office;

(ii) the change of location of its chief executive office if the change is to a location outside of the province in which the office was previously located; and

(iii) any change in the name of the Corporation.

10.15 Securities Laws

(a) The Corporation will, at the relevant times and upon exercise of the relevant rights or elections, comply and take all measures necessary to comply at all times with Applicable Securities Legislation including, without limitation, make application for any order, ruling, registration or filing or give any notice required under Applicable Securities Legislation.

(b) The Trustee shall have no obligation to verify information relating to the Corporation’s compliance with this Section 10.15 and may act and rely upon all information provided by the Corporation with respect to such compliance, without independent inquiry.

ARTICLE 11

DEFAULT

11.1 Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an “Event of Default”:

(a) the failure to pay an Interest Obligation within fifteen (15) days of when due;

(b) the failure to pay the principal amount, or premium if any, of a Debenture when due whether at maturity, upon redemption, prepayment or conversion, by acceleration or otherwise;

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(c) default in the performance of any material covenant in this Debenture that is not cured (or waiver obtained) for within thirty (30) days of the Corporation receiving notice in writing given by the Trustee or from holders of not less than 25% in aggregate principal amount of the Debentures to the Corporation notifying of such default and requiring the Corporation to rectify such default or obtain a waiver for same;

(d) default in the delivery, when due, of any all cash and/or any Shares or other consideration, payable on conversion with respect to the Debentures, which default continues for 15 days;

(e) the Corporation institutes any proceeding or takes any corporate action or executes any agreement in connection with the commencement of any proceeding:

(i) seeking to adjudicate the Corporation a bankrupt or insolvent;

(ii) seeking liquidation, dissolution, winding-up, reorganization, arrangement, protection, relief or composition of the Corporation or any material part of its property or debt, or making a proposal with respect to the Corporation under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws; or

(iii) seeking appointment of a receiver, trustee, agent, custodian or other similar official for the Corporation or for any material part of either of its properties and assets or for any part of the Secured Assets;

(f) any creditor of the Corporation or any other Person institutes any proceeding or takes any corporate action or executes any agreement in connection with the commencement of any proceeding:

(i) seeking to adjudicate the Corporation a bankrupt or insolvent;

(ii) seeking liquidation, dissolution, winding-up, reorganization, arrangement, protection, relief or composition of the Corporation or any material part of its property or debt, or making a proposal with respect to the Corporation under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws; or

(iii) seeking appointment of a receiver, trustee, agent, custodian or other similar official for the Corporation or for any material part of its properties and assets or for any part of the Secured Assets;

and such proceeding is not contested by the Corporation in good faith within ten (10) days of initiation of the proceedings or if any order sought in such proceeding (other than a procedural order) is granted and such order is not either dismissed or contested by the Corporation and the effect thereof stayed within forty-five (45) days thereafter; or

(g) any creditor of the Corporation or any other Person privately appoints a receiver, trustee or similar official for any material part of the properties or assets of the Corporation and such appointment is not contested by the Corporation in good faith within ten days of such appointment and the appointment stayed within forty-five (45) days thereafter, then in each and every such event listed above, the Trustee may, in its discretion, but subject to the provisions of this Section, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding (or if the Event of Default shall exist only in respect of one or more series of the Debentures then outstanding, then upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures of such series then outstanding), subject to the provisions of Section 11.3, by notice in writing to the Corporation declare the principal of and interest and premium, if any, on all Debentures then outstanding (or, as the case may be, on all Debentures of such series outstanding) and all other monies outstanding hereunder to be due and payable and the same shall thereupon forthwith become immediately due and payable to the Trustee, and the Corporation shall forthwith pay to the Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and premium, if any, and interest on amounts in default on such Debenture (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Corporation, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by the Corporation on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest, premium, if any, and such other monies from the date of such declaration or event until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the manner mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Corporation’s obligations hereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 11.6.

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For greater certainty, for the purposes of this Section 11.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 11.1 refer to Debentures of that particular series.

For purposes of this Article 11, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 11.1, then this Article 11 shall apply mutatis mutandis to the Debentures of such series and references in this Article 11 to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable.

11.2 Notice of Events of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default from any Person, give notice of such Event of Default to the Debentureholders in the manner provided in Section 15.2, provided that notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders.

When notice of the occurrence of an Event of Default has been given to the Debentureholders and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Debentureholders within 15 days after the Trustee becomes aware the Event of Default has been cured.

11.3 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debentures then outstanding, to instruct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 11.1 and the Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the non-observance or non-performance by the Corporation of any covenant applicable only to one or more series of Debentures, then the holders of more than 50% of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

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(b) the Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable.

No such act or omission either of the Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights of the Trustee and the Debentureholders resulting therefrom.

11.4 Enforcement by the Trustee

(a) Subject to the provisions of Section 11.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Corporation shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 11.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the holders of the Debentures against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 11.3, nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

(c) The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

(d) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

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(e) If the Trustee has become entitled to enforce the Security Interest constituted by the this Indenture, in addition to any right or remedy arising under the this Indenture or pursuant to Applicable Laws, including the PPSA:

(i) the Trustee, by itself, its officers, its agents or its attorneys, may, in its discretion, as advised by Counsel, and either with or without notice, enter into and upon and take possession of the Secured Assets with full power to exclude the Corporation and additionally shall have full power and authority:

(A) to carry on, manage and conduct the business operations of or relating to the Secured Assets and to borrow money in its own name or advance its own monies for the purpose of the conduct of such business operations, the maintenance and preservation of the Secured Assets or any part thereof, the making of such replacements of and additions to the Secured Assets as the Trustee shall deem desirable, as advised by Counsel, and the payment of taxes, wages and other charges ranking in priority to the Security Interest constituted by the this Indenture and of current operating expenses incurred not more than 45 Business Days prior to such taking of possession, and monies so borrowed or advanced shall be repaid by the Corporation on demand and until repaid shall (with interest thereon at the rate of 10% per annum) be secured by the Security Interest constituted by the this Indenture in priority to sums otherwise secured thereby; and

(B) to receive and give notifications of and receipts for the revenues, incomes, issues and profits in respect of the Secured Assets and to pay therefrom the reasonable costs, charges and expenses of the Trustee incurred in connection with carrying on the said business operations, and all taxes, assessments and other charges against such property ranking in priority to the Security Interest constituted by the this Indenture or the payment of which may be necessary as advised by Counsel to preserve such property, and to apply the remainder of the monies so received in the same manner as if the same arose from a sale or realization of such property. If so requested by the holders of no less than 50% in principal amount of the Debentures then outstanding, the Trustee and such agents and attorneys as advised by Counsel shall return such business and property to the Corporation without prejudice to the rights of the Trustee and the Debentureholders hereunder with respect to the same Event of Default (if not then waived or remedied) or any other subsequent Event of Default, and in such event, the balance of income received by the Trustee pursuant hereto, after payment in full of all amounts due to or property payable to the Trustee hereunder as advised by Counsel, shall be returned to the Corporation and the Security Interest constituted by the this Indenture shall no longer be deemed to have become enforceable by reason of the Event of Default which theretofore existed, but the rights arising out of the same Event of Default (if not then waived or remedied) or any other subsequent Event of Default shall not be affected thereby;

(1) the Trustee, either after entry as aforesaid or after other entries by itself or its agents, or without any entry, may sell or dispose of the Secured Assets either as a whole or in separate parcels (to the extent permitted by applicable legislation):

1. by private contract upon notice to the Corporation given prior thereto of such length; or

2. at public auction or by public tender, having first given such notice of the time and place of such sale to the Corporation and otherwise.

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The Trustee may make any such sale either for cash or upon credit and upon such reasonable conditions as to upset or reserve bid or price and terms of payment, rescind or vary any contract or sale that may have been entered into and re-sell with or under any of the powers conferred herein, adjourn such sale from time to time, and execute and deliver to the purchaser or purchasers of the said property or any part thereof good and sufficient deed or deeds for the same, the Trustee being hereby irrevocably constituted the attorney of the Corporation for the purpose of making such sale and executing such deeds, and any such sale made as aforesaid shall be a perpetual bar at law and in equity against the Corporation and their respective successors and assigns and all other Persons claiming the said property or any part or parcel thereof by, from, through or under the Corporation and their respective successors or assigns, and the proceeds of any such sale shall be distributed in the manner hereinafter provided;

(C) the Trustee may, with or without entry or sale as aforesaid, proceed to protect and enforce its rights under this Indenture and the other Debenture Documents by sale under judgment or order in any judicial proceeding or by foreclosure or a suit or suits in equity or at law or otherwise whether for the specific performance of any covenant or agreement contained in this Indenture or any other Debenture Document or in aid of the execution of this Indenture or any other Debenture Document or for the enforcement of any other legal or equitable remedy as the Trustee shall deem most effective to protect and enforce any of the rights or duties of the Trustee and Debentureholders, on the advice of Counsel;

(D) the Trustee may appoint a receiver (the “Receiver”) of the Secured Assets or any part thereof and of the rents, issues, profits, revenues and income thereof and in respect thereto the following provisions shall apply:

(1) such appointment shall be made in writing signed by the Trustee and such writing shall be conclusive evidence for all purposes of such appointment. The Trustee may from time to time in the same manner remove any Receiver so appointed and appoint another in its stead; in making any such appointment the Trustee shall be deemed to be acting as the attorney for the Corporation;

(2) any such appointment may be limited to any part or parts of the Secured Assets or may extend to the whole thereof;

(3) every such Receiver may be vested with all or any of the powers and discretions of the Trustee;

(4) the Trustee may from time to time fix the reasonable remuneration of every such Receiver and direct the payment thereof out of the Secured Assets, the income therefrom or the proceeds thereof (in priority to the Trustee);

(5) the Trustee may from time to time require any such Receiver to give security for the performance of its duties and may fix the nature and amount thereof, but shall not be bound to require such security;

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(6) every such Receiver may, with the consent in writing of the Trustee as advised by Counsel, borrow money for the purposes of carrying on the business of the Corporation in respect of any part of the Secured Assets or for the maintenance, protection or preservation of the Secured Assets or any part thereof, and any receiver may issue certificates (in this Section called “Receiver Certificates”) for such sums as will be sufficient for obtaining upon the security of the Secured Assets or any part thereof the amounts from time to time required, and such Receiver’s Certificates may be payable either to order or bearer and may be payable at such time or times as the Trustee may consider expedient as advised by Counsel, and shall bear interest at the rate of 10% per annum and the receiver may sell, pledge or otherwise dispose of the same in such manner as the Trustee may consider advisable as advised by Counsel and may pay such commission on the sale thereof and the amount from time to time payable by virtue of such Receiver’s Certificates shall at the option of the Trustee as advised by Counsel be entitled to the Security Interest constituted by the this Indenture in priority to the principal, interest and other amounts secured thereby;

(7) every such receiver shall, so far as concerns responsibility for his acts or omissions, be deemed the agent of the Corporation, and in no event the agent of the Trustee or any Debentureholder, and the Trustee shall not, in making or consenting to such appointment, incur any liability to any receiver for his remuneration or otherwise; provided, however, that the Trustee shall not in any way be responsible for any misconduct, negligence or non-feasance of such Receiver, his employees or agents;

(8) except as may be otherwise directed by the Trustee, on the advice of Counsel, all monies from time to time received by any receiver shall be received in trust for and paid over to the Trustee at the principal office of the Trustee in the City of Vancouver as hereinbefore provided, to be held by it as part of the Secured Assets; and

(9) the Trustee may, on the advice of Counsel, pay over to any receiver any monies constituting part of the Secured Assets to the extent that the same may be applied for the purposes hereof by such receiver, and the Trustee may, on the advice of Counsel, from time to time determine what funds any receiver shall be at liberty to keep on hand with a view to the performance of his duties as such Receiver;

(E) the Trustee may, on the advice of Counsel, in lieu of appointing a receiver as provided in Section 11.4(e)(i)(D), and without regard to the adequacy of the Security Interest constituted by the this Indenture or the solvency of the Corporation, apply to any court or courts of competent jurisdiction for the appointment of a receiver of the Secured Assets, and of the rents, issues, profits, revenues and income thereof, with such powers as the court of courts making such appointment or appointments shall confer; and

(F) the Corporation shall on demand by the Trustee, yield up possession of the Secured Assets whenever the Trustee shall have a right or entry under the foregoing provisions and agrees to put no obstacle in the way of, but to facilitate by all legal means, the actions of the Trustee or any receiver hereunder and not to interfere with the carrying out of the powers granted hereby or conferred by any court or courts hereunder to or upon the Trustee or any receiver.

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11.5 No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity; and (e) no direction inconsistent with such request has been received by the Trustee from holders of a majority in principal amount of the Debentures and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

11.6 Application of Monies by Trustee

(a) Except as herein otherwise expressly provided, any monies received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 11, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Trustee available for such purpose, as follows:

(i) first, if and to the extent that the Trustee deems it in the interest of the Debentureholders generally, based on the advice of Counsel, in payment of all liens, Security Interests and other encumbrances (if any) on the Secured Assets ranking in priority to the Security Interest granted pursuant to the this Indenture or to keep in good standing any such prior encumbrances, including without limitation the Senior Security (if applicable);

(ii) second, in payment or in reimbursement to the Trustee or Receiver of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee or Receiver in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(iii) third, but subject as hereinafter provided in this Section 11.6 provided, in payment, rateably and proportionately to (and in the case of applicable withholding taxes, if any, on behalf of) the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iv) fourth, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

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provided, however, that no payment shall be made pursuant to clause (iii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged for value and in good faith to a person other than the Corporation or any Subsidiary but only to the extent of such person’s interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b) The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 11.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 17.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

11.7 Distribution of Proceeds

Payment to Debentureholders pursuant to Section 11.6(a)(iii) shall be made as follows:

(a) not less than 15 days’ notice shall be given in the manner provided in Section 16.2 by the Trustee to the Debentureholders of any payment to be made under this Article 11. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied;

(b) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Debenture after giving credit for the amount of the payment specified in such notice unless the Debenture with respect to which such amount is owing be duly presented on or after the date so specified and payment of such amount be not made; and

(c) the Trustee shall not be bound to apply or make any partial or interim payment of any moneys coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mention in Subsection 11.6(a)(i), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures.

11.8 Trustee May Demand Production of Debentures

The Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 11 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Corporation as the Trustee shall deem sufficient.

11.9 Trustee Appointed Attorney

The Corporation hereby irrevocably appoints the Trustee to be the attorney of the Corporation in the name and on behalf for the Corporation to execute any instruments and do any acts and things which the Corporation ought to executed and do and has not execute or done, under the covenants and provisions contained in this Indenture and generally to use the name of the Corporation in the exercise of all or any of the powers hereby conferred on the Trustee with full powers of substitution and revocation.

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11.10 Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or upon or to the Debentureholders is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

11.11 Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of Debentureholders, judgment may be rendered against it in favour of the Debentureholders or the Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other monies owing thereunder.

11.12 Immunity of Directors, Officers and Others

The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, director or employee of the Corporation or of any Subsidiary of the Corporation, as the case may be, or holder of Shares or of any successor thereto, for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Debentures.

11.13 Subordination

For greater certainty, this Article 11 and the rights and obligations hereunder are subject to the terms and provisions of the Subordination Agreement.

ARTICLE 12

SATISFACTION AND DISCHARGE

12.1 Cancellation and Destruction

All Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by the Corporation, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

12.2 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal of, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a) the Corporation shall be entitled to pay or deliver to the Trustee and direct it to set aside; or

(b) in respect of monies or Shares in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Trustee to set aside; or

(c) if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside;

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the monies or Shares, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal of, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies or Shares, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies or Shares, if applicable (less any taxes required to be deducted in accordance with Section 2.15) so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 12.3.

12.3 Repayment of Unclaimed Monies or Shares

Subject to Applicable Law, any monies or Shares, if applicable, set aside under Section 12.2 and not claimed by and paid to Debentureholders as provided in Section 12.2 within five years less a day after the date of such setting aside shall be repaid and delivered upon the Corporation’s written request, to the Corporation by the Trustee and thereupon the Trustee shall be released from all further liability with respect to such monies or Shares, if applicable, and thereafter the holders of the Debentures in respect of which such monies or Shares, if applicable, were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the monies or Shares, if applicable, from the Corporation subject to any limitation provided by Applicable Laws. Notwithstanding the foregoing, the Trustee will pay any remaining funds prior to the expiry of five years less a day after the setting aside described in Section 12.2 to the Corporation upon receipt from the Corporation, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of five years less a day after such setting aside, the Corporation shall reimburse the Trustee for any amounts so set aside which are required to be paid by the Trustee to a holder of a Debenture after the date of such payment of the remaining funds to the Corporation but prior to five years less a day after such setting aside.

12.4 Discharge

The Trustee shall at the written request of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of, premium (if any) and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

12.5 Satisfaction

(a) The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable:

(i) the Corporation has deposited or caused to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in cash or Freely Tradable Shares, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal of, premium, if any, and interest, if any, to maturity, or any repayment date or Dates of Conversion, or any Change of Control Purchase Date, or upon conversion or otherwise as the case may be, of such Debentures;

(ii) the Corporation has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose of making payment on such Debentures:

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(A) if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Shares, if applicable; or

(B) if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Freely Tradable Shares, if applicable;

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal of, premium, if any on, and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures; or

(iii) all Debentures certified and delivered (other than (A) Debentures which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.9 and (B) Debentures for whose payment has been deposited in trust and thereafter repaid to the Corporation) as provided hereunder have been delivered to the Trustee for cancellation;

so long as in any such event:

(iv) the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Trustee for the payment of all other sums payable or which may be payable with respect to all of such Debentures (together with all applicable expenses of the Trustee in connection with the payment of such Debentures); and

(v) the Corporation has delivered to the Trustee an Officer’s Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Trustee referred to in this Section 12.5 shall be irrevocable, subject to Section 12.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, premium, if any, and interest on the Debentures being satisfied.

(b) Upon the satisfaction of the conditions set forth in this Section 12.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2, Article 4, Article 5, Article 6, Article 7, Article 8, Article 10 and Article 11 and the provisions of Article 1 pertaining to Article 2, Article 4, Article 5, Article 6, Article 7, Article 8, Article 10 and Article 11) shall no longer be binding upon or applicable to the Corporation.

(c) Any funds or obligations deposited with the Trustee pursuant to this Section 12.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d) If the Trustee is unable to apply any money or securities in accordance with this Section 12.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 12.5 until such time as the Trustee is permitted to apply all such money or securities in accordance with this Section 12.5, provided that if the Corporation has made any payment in respect of principal of, premium, if any, or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Trustee.

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12.6 Continuance of Rights, Duties and Obligations

(a) Where trust funds or trust property have been deposited pursuant to Section 12.5, the Debentureholders and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 4, Article 5, Article 6, Article 7, Article 8, Article 10 and Article 11.

(b) In the event that, after the deposit of trust funds or trust property pursuant to Section 12.5 in respect of a series of Debentures (the “Defeased Debentures”), any holder of any of the Defeased Debentures from time to time converts its Debentures to Shares or other securities of the Corporation in accordance with Subsection 2.4(f) (in respect of Initial Debentures or the comparable provision of any other series of Debentures), Article 10 or any other provision of this Indenture, the Trustee shall upon receipt of a Written Direction of the Corporation return to the Corporation from time to time the proportionate amount of the trust funds or other trust property deposited with the Trustee pursuant to Section 12.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

(c) In the event that, after the deposit of trust funds or trust property pursuant to Section 12.5, the Corporation is required to make a Change of Control Offer to purchase any outstanding Debentures pursuant to Subsection 2.4(h) (in respect of Initial Debentures or the comparable provision of any other series of Debentures), in relation to Initial Debentures or to make an offer to purchase Debentures pursuant to any other similar provisions relating to any other series of Debentures, the Corporation shall be entitled to use any trust money or trust property deposited with the Trustee pursuant to Section 12.5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Corporation the Total Offer Price payable to such holders in respect of such Change of Control Offer in respect of Initial Debentures (or the total offer price payable in respect of an offer relating to any other series of Debentures). Upon receipt of a Written Direction of the Corporation, the Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Trustee pursuant to Section 12.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have accepted any such offer to the Corporation (which amount shall be based on the applicable principal amount of the Defeased Debentures held by accepting offerees in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

ARTICLE 13

SUCCESSORS

13.1 Corporation may Consolidate, Etc., Only on Certain Terms

Subject to the provisions of Article 14, the Corporation shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the direct or indirect property of any other person (herein called a “Successor”) whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(a) prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

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(i) the Successor will have assumed all the covenants and obligations of the Corporation under this Indenture in respect of the Debentures;

(ii) the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

(iii) the Successor is incorporated under the law of a province or territory of Canada and in the case of an entity organized otherwise than under the laws of the Province of British Columbia, the Successor shall attorn to the jurisdiction of the courts of the Province of British Columbia;

(b) such transaction, in the opinion of Counsel, shall be on such terms as to preserve and not impair any of the rights and powers of the Trustee or of the Debentureholders hereunder; and

(c) no condition or event shall exist as to the Corporation (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect to the transaction or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder; and

for greater certainty, for the purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or a series of related transactions) of the properties or assets of one or more Subsidiaries of the Corporation (other than to the Corporation or another wholly-owned Subsidiary of the Corporation), which, if such properties or assets were directly owned by the Corporation, would constitute all or substantially all of the properties and assets of the Corporation and its Subsidiaries, taken as a whole, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation.

13.2 Successor Substituted

Upon any consolidation of the Corporation with, or amalgamation or merger of the Corporation into, any other Person or any sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation and its Subsidiaries, taken as a whole, in accordance with Section 13.1, the successor Person formed by such consolidation or into which the Corporation is amalgamated or merged or to which such sale, conveyance, transfer or lease is made shall succeed to and assume in writing the obligations of, and be substituted for, and may exercise every right and power of, the Corporation under this Indenture with the same effect as if such successor Person had been named as the Corporation herein, and thereafter, except in the case of a lease, and except for obligations the predecessor Person may have under a supplemental indenture entered into pursuant to Section 13.1(a), the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Debentures.

ARTICLE 14

COMPULSORY ACQUISITION

14.1 Definitions

In this Article:

(a) “Affiliate” and “Associate” shall have their respective meanings set forth in the Securities Act (British Columbia);

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(b) “Dissenting Debentureholders” means a Debentureholder who does not accept an Offer referred to in Section 14.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c) “Offer” means an offer to acquire outstanding Debentures, which is a takeover bid for Debentures within the meaning ascribed thereto in NI 62-104, such that as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror’s Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(d) “offer to acquire” includes an acceptance of an offer to sell;

(e) “Offeror” means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Debentures;

(f) “Offeror’s Debentures” means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any Person or Corporation acting jointly or in concert with the Offeror; and

(g) “Offeror’s Notice” means the notice described in Section 14.3.

For purposes of this Article 14, where the Offer refers only with respect to a particular series of Debentures, then this Article 14 shall apply mutatis mutandis to the Debentures of such series and references in this Article 14 to the Debentures shall mean Debentures of the particular series and references to all Debentures shall refer to the Debentureholders of the particular series, as applicable.

14.2 Offer for Debentures

If an Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a) within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror’s Debentures;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c) the Offeror complies with Sections 14.3 and 14.5;

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

14.3 Offeror’s Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 14.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Debentureholder stating that:

(a) Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror’s Debentures, have accepted the Offer;

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(b) the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c) Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror’s Notice; and

(d) Dissenting Debentureholders must send their respective Debenture certificate(s) to the Trustee within 21 days after the date of the sending of the Offeror’s Notice.

14.4 Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror’s Notice is sent pursuant to Section 14.3 shall, within 21 days after the sending of the Offeror’s Notice, send his or her Debenture certificate(s) to the Trustee duly endorsed for transfer.

14.5 Payment of Consideration to Trustee

Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Section 14.3, the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 14.2. The acquisition by the Offeror of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

14.6 Consideration to be held in Trust

The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 14.5. The Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

14.7 Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Section 14.3, the Trustee, if the Offeror has complied with Section 14.5, shall:

(a) do all acts and things and execute and cause to be executed all instruments as in the Trustee’s opinion, as advised by Counsel, may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b) send to each Dissenting Debentureholder who has complied with Section 14.4 the consideration to which such Dissenting Debentureholder is entitled under this Article 14 net of applicable withholding taxes, if any; and

(c) send to each Dissenting Debentureholder who has not complied with Section 14.4 a notice stating that:

(i) his or her Debentures have been transferred to the Offeror;

(ii) the Trustee or some other person designated in such notice are holding in trust the consideration for such Debentures; and

(iii) the Trustee, or such other person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder’s Debenture certificate(s) or such other documents as the Trustee or such other person may require in lieu thereof;

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and the Trustee is hereby appointed the agent and attorney and is granted power of attorney with respect to the Debentures, of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions including, without limitation, the power and authority to execute such transfers as may be necessary or desirable in respect of the book-entry only registration system of the Depository.

14.8 Communication of Offer to the Corporation

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Corporation which will then provide a copy to the Trustee.

ARTICLE 15

MEETINGS OF DEBENTUREHOLDERS

15.1 Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time, and the Trustee shall, on receipt of a Written Direction of the Corporation or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding or in the case of a meeting of a series of Debentures, not less than 25% of the principal amount of such series outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Vancouver or in the City of Toronto or at such other place as may be approved or determined by the Corporation and the Trustee.

15.2 Notice of Meetings

(a) At least 21 days’ notice of any meeting shall be given to the Debentureholders in the manner provided in Section 16.2 and a copy of such notice shall be sent by mail to the Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b) If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 15.15, especially affects the rights of Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of Debentureholders of any other series are affected (determined as provided in Sections 15.2(c) and (d)), then:

(i) a reference to such fact, indicating each series of Debentures in the opinion of Counsel so especially affected (hereinafter referred to as the “especially affected series”) shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a “Serial Meeting”; and

(ii) the Debentureholders of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 15.15 unless in addition to compliance with the other provisions of this Article 15:

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(A) at such Serial Meeting: (I) there are Debentureholders present in person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 15 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66 2/3%) of the principal amount of the Debentures of such series then outstanding voted on the resolution; or

(B) in the case of action taken or power exercised by instrument in writing under Section 15.15, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the Debentures of such series then outstanding.

(c) Subject to Section 15.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 15.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Trustee and the Corporation for all purposes hereof.

(d) A proposal:

(i) to extend the maturity of Debentures or to change the interest payment dates thereof, of any particular series or to reduce the principal amount thereof, or to change the rate of interest or the redemption, conversion or prepayment premium thereon, or to impair or change any conversion right thereof;

(ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii) to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 15.2 or Sections 15.4, 15.12 and 15.15;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of Debentureholders of any other series, whether or not a similar extension, reduction, impairment, change, modification or termination is proposed with respect to Debentures of any or all other series.

15.3 Chairman

Some person, who need not be a Debentureholder, nominated in writing by the Corporation (in case it convenes the meeting) or by the Trustee (in any other case) shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some person present to be chairman.

15.4 Quorum

Subject to the provisions of Section 15.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the reconvening of the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 15.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum is present at the commencement of business.

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15.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

15.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 15.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

15.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting in person or represented by proxy and voted upon on a poll on such resolution, and voted on the poll.

15.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1.00 principal amount of Debentures of which he shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

In the case of a Global Debenture, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Debentureholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository’s designation.

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15.9 Proxies

The Corporation (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, cabled, telegraphed or sent by other electronic means before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

15.10 Persons Entitled to Attend Meetings

The Corporation and the Trustee, by their respective officers and directors, the Auditors of the Corporation and the legal advisors of the Corporation, the Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

15.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b),(c), (d) and (l) to receipt of the prior approval of the Exchange or such other exchange or quotation system on which the Debentures are then listed:

(a) power to authorize the Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Trustee (with its consent) against the Corporation, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(c) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d) power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation, arrangement, combination or merger of the Corporation with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 13.1 shall have been complied with;

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(e) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f) power to waive, and direct the Trustee to waive, any default hereunder and/or cancel any declaration made by the Trustee pursuant to Section 11.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 11.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Shares or other securities of the Corporation;

(j) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k) power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Indenture;

(l) power to sanction the exchange of the Debentures for or the conversion thereof into Shares, bonds, debentures or other securities or obligations of the Corporation or of any other Person formed or to be formed;

(m) power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 15.11(l); and

(n) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 15.11(j).

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Notwithstanding the foregoing provisions of this Section 15.11 none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 6 which could reasonably be expected to materially and detrimentally affect the rights, remedies or recourse of the priority of the Senior Creditors, based on the opinion of Counsel.

Except as otherwise provided in this Indenture, all other powers of and matters to be determined by the Debentureholders may be exercised or determined from time to time by Ordinary Resolution.

The expression “Ordinary Resolution” when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as an ordinary resolution at a meeting of Debentureholders duly convened for the purpose and held in accordance with the provisions of this Article 15 at which a quorum of the Debentureholders is present and passed by the affirmative votes of Debentureholders present in person or represented by proxy at the meeting who hold more than 50% of the aggregate principal amount of the Debentures voted in respect of such resolution

15.12 Meaning of “Extraordinary Resolution”

(a) The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of the Debentures represented at the meeting in person or represented by proxy and voted upon on a poll on such resolution, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 66 2/3% of the principal amount of Debentures of each especially affected series, represented at the meeting in person or represented by proxy and voted upon on a poll on such resolution.

(b) If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 16.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66 2/3% of the principal amount of the Debentures represented at the meeting in person or represented by proxy and voted upon on a poll on such resolution, and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 66 2/3% of the principal amount of the Debentures of each especially affected series represented at the meeting in person or represented by proxy and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

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15.13 Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

15.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

15.15 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of more than 50% of the principal amount of outstanding Debentures in the case of an Ordinary Resolution and not less than 66 2/3% of the principal amount of all the outstanding Debentures in the case of an Extraordinary Resolution and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of more than 50% of the principal amount of outstanding Debentures of such series in the case of an Ordinary Resolution and not less than 66 2/3% of the principal amount of the Debentures of such series then outstanding in the case of an Extraordinary Resolution of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

15.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 15.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

15.17 Evidence of Rights Of Debentureholders

(a) Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b) The Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

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15.18 Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 15.15, does not adversely affect the rights of the Debentureholders of one or more series, the provisions of this Article 15 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the Debentureholders of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the Debentureholders of any other series.

15.19 Record Dates

If the Corporation shall solicit from the Debentureholders any request, demand, authorization, direction, notice, consent, waiver or other action, the Corporation may, at its option, by or pursuant to a Written Direction of the Corporation, fix in advance a record date for the determination of such holders entitled to provide such request, demand, authorization, direction, notice, consent, waiver or other action, but the Corporation shall have no obligation to do so. Any such record date shall be the record date specified in or pursuant to such Written Direction of the Corporation.

If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after such record date, but only the holders of record at the close of business on such record date shall be deemed to be holders for the purposes of determining whether holders of the requisite proportion of Debentures then outstanding have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other act, and for this purpose the Debentures then outstanding shall be computed as of such record date.

ARTICLE 16

NOTICES

16.1 Notice to Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered to the Corporation at: 2100-401 West Georgia St, Vancouver, BC, V6B 5A1, Attention: Chief Executive Officer, c/o E-mail: ChristyC@mogo.ca, and a copy delivered to Aird & Berlis LLP, Brookfield Place, 181 Bay Street, Suite 1800, Toronto, Ontario, Canada M5J 2T9, Attention: Tony Gioia, E-mail: tgioia@airdberlis.com, and shall be deemed to have been effectively delivered on the date of transmission, or if such day is not a Business Day, on the first Business Day following the day of transmission, provided that such notice delivered by e-mail is delivered before 4:00 p.m. (Vancouver time) on such Business Day or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Corporation may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

16.2 Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the City of Vancouver and the City of Toronto (or in such of those cities as, in the opinion of the Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

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Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required. All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any persons interested in such Debenture.

16.3 Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Trustee at its principal office in the City of Vancouver at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, Attention: Manager, Corporate Trust, Email: corporatetrust.vancouver@computershare.com and shall be deemed to have been effectively on the date of transmission, or if such day is not a Business Day, on the first Business Day following the day of transmission, provided that such notice delivered by e-mail is delivered before 4:00 p.m.(Vancouver time) on such Business Day or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Trustee may from time to time notify the Corporation in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trustee for all purposes of this Indenture.

16.4 Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee or the Corporation, as applicable, would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Sections 16.1 or 16.3, as applicable, such notice shall be valid and effective only if delivered at the appropriate address in accordance with this Sections 16.1 or 16.3, as applicable.

ARTICLE 17

CONCERNING THE TRUSTEE

17.1 No Conflict of Interest

The Trustee represents to the Corporation that, to the best of its knowledge, at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 17.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 17.2.

17.2 Replacement of Trustee

The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 90 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder the Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 17.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debentureholders. Failing such appointment by the Corporation, the retiring Trustee or any Debentureholder may apply to a Judge of the Supreme Court of British Columbia, on such notice as such Judge may direct at the Corporation’s expense, for the appointment of a new Trustee but any new Trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 17.2 shall be a corporation authorized to carry on the business of a Trust Company in all of the provinces and territories of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

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Any Corporation into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any Corporation resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Corporation.

17.3 Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

17.4 Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 17.5, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation.

17.5 Evidence and Authority to Trustee, Opinions, Etc.

The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 17.5, or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a) a certificate made by any one officer or director of the Corporation, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b) an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

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Whenever such evidence relates to a matter other than the certificates and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employee of the Corporation or the Corporation, as the case may be, it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section 17.5.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

The Corporation shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, an Officer’s Certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

17.6 Officer’s Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officer’s Certificate.

17.7 Experts, Advisers and Agents

The Trustee may:

(a) employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, in relation to any matter arising in the administration of hereof, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid. The reasonable costs of such services shall be added to and become part of the Trustee’s remuneration hereunder; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Corporation.

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17.8 Trustee May Deal in Debentures

Subject to Sections 17.1 and 17.3, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

17.9 Investment of Monies Held by Trustee

Unless otherwise provided in this Indenture, until released in accordance with this Indenture, monies held by Trustee shall be kept segregated in the records of the Trustee and shall be deposited in one or more interest-bearing trust accounts to be maintained by the Trustee in the name of the Trustee at one or more banks having a Standard and Poors Issuer Credit rating of AA- or above (an “Approved Bank”). All amounts held by the Trustee pursuant to this Indenture shall be held by the Trustee pursuant to the term of this Indenture and shall not give rise to a debtor-creditor or other similar relationship. Alternatively monies held by the Trustee, which, under the trusts of this Indenture may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of British Columbia, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected to facilitate any payments expected to be made under this Indenture, after their purchase by the Trustee, and unless and until the Trustee shall have declared the principal of and premium (if any) and interest on the Debentures to be due and payable, the Trustee shall so invest such monies at the Written Direction of the Corporation given in a reasonably timely manner. The amounts held by the Trustee pursuant to this Indenture or invested are at the sole risk of Corporation and, without limiting the generality of the foregoing, the Trustee shall have no responsibility or liability for any diminution of the monies which may result from any deposit made with an Approved Bank or invested pursuant to this Section, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The parties hereto acknowledge and agree that the Trustee will have acted prudently in depositing the monies at any Approved Bank. Pending instructions to investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee at Approved Bank and with interest payable at the usual rate of interest provided by the Trustee at, if any, then current on similar deposits.

17.10 Trustee Not Ordinarily Bound

Except as provided in Section 11.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 17.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation’s business, unless the Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 15, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

17.11 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

17.12 Trustee Not Bound to Act on Corporation’s Request

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Except as in this Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation until a duly certified copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be certified and believed by the Trustee to be genuine.

17.13 Conditions Precedent to Trustee’s Obligations to Act Hereunder

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

17.14 Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a Trust Company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 17.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a Trust Company in any of the provinces and territories of Canada, either become so authorized or resign in the manner and with the effect specified in Section 17.2.

17.15 Compensation and Indemnity

(a) The Corporation shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Corporation and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b) The Corporation hereby indemnifies and saves harmless the Trustee and its Affiliates, their successors and assigns, as well as its and their respective directors, officers, employees, and agents, harmless from and against any and all loss, damages, charges, expenses, claims, demands, assessments, interest, penalties, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur including, without limiting the foregoing, expert, consultant and counsel fees and disbursements on a solicitor and client basis, as a result of or arising out of the performance of its duties and obligations or omissions hereunder save only in the event of the gross negligence, or the wilful misconduct or bad faith of the Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Trustee shall co-operate in the defence. The Trustee may have separate Counsel and the Corporation shall pay the reasonable fees and expenses of such Counsel. The Corporation need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

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(c) The Corporation need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through gross negligence or bad faith.

(d) Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Trustee shall not be liable under any circumstances whatsoever for any (i) breach by any other party of the securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(e) Reliance on Experts: The Trustee shall be entitled to rely on, and shall not be liable for acting or failing to act, in good faith, in relation to any matter relating to the Corporation where such action or failure to act is based upon, statements from, the opinion or advice of, or information from the Auditors, Counsel or any valuator, engineer, surveyor, appraiser or other expert (herein “Experts”) where it is reasonable to conclude that the matter in respect of which such statements are made, or opinion or advice given, ought to be within the expertise of such Expert, provided that, with respect to the retention of Experts, the Trustee or Corporation have satisfied its standard of care.

(f) Good Faith Reliance: The Trustee shall not be liable to any Debentureholder or other persons in relying in good faith upon statements or information from, the opinion or advice of, or instruments or directions given by an officer, director, trustee, employee or agent of the Corporation or of an affiliate of the Corporation or by a broker, a custodian or any Debentureholder, or by such other parties as may be authorized to give instructions or directions to the Trustee. If required by the Trustee, the Corporation shall file with the Trustee a certificate of incumbency setting forth the names and titles of parties authorized to give instructions or directions to the Trustee together with specimen signatures of such persons and the Trustee shall be entitled to rely on the latest such certificate of incumbency filed with it. The Trustee, the Corporation and each affiliate of the Corporation and their respective directors, officers, trustees, shareholders, employees and agents shall not be liable to any Debentureholder or other persons for, and shall each be fully protected from liability in respect to, acting upon any instrument, certificate or paper believed by it, in good faith, to be genuine and signed or presented by the proper person or persons.

(g) Limit on Liability: In addition to those limits on the liability of the Trustee set forth above, the Trustee, as trustee of the Debentureholders, shall to the greatest extent permitted by Applicable Laws, have no liability whatsoever (whether direct or indirect, absolute or contingent) in tort, contract or otherwise to any Debentureholder or any other person and no resort shall be had to its property or assets for satisfaction of any obligation, liability or claim against it as Trustee of the Debentureholders, and the Corporation Property shall only be subject to levy or execution in respect thereof, where such obligation, liability or claim arises out of or in connection with, directly or indirectly, the Corporation Property or the conduct and undertaking of the activities and affairs of the Corporation.

17.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

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17.17 Third Party Interests

Each party to this Indenture (in this paragraph referred to as a “representing party”) hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of such representing party, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

17.18 Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering or anti-terrorist legislation, or economic sanctions legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to the Corporation provided that (a) the Trustee’s written notice shall describe the circumstances of such non-compliance; and (b) if such circumstances are rectified to the Trustee’s satisfaction within such 10-day period, then such resignation shall not be effective.

17.19 Privacy Laws

The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Indenture and other services that may be requested from time to time;

(b) to help the Trustee manage its servicing relationships with such individuals;

(c) to meet the Trustee’s legal and regulatory requirements; and

(d) if social insurance numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Trustee shall make available on its website or upon request, including revisions thereto. The Trustee may transfer some of that personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

17.20 Force Majeure

Neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, general mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 17.20.

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17.21 Concerning the Trustee

By way of supplement to the provisions of any law for the time being relating to the Trustee, it is expressly declared and agreed as follows:

(a) the Trustee shall not be liable for or by reason of:

(i) any failure or defect of title to, or encumbrance upon, the Security Interest granted in the Secured Assets;

(ii) any failure of or defect in the registration, filing or recording of this Indenture, or any other deed or writing delivered hereunder by way of mortgage or charge upon the Secured Assets or any part thereof, or any notice, caveat or financing statement with respect to the foregoing; or

(iii) any failure to do any act necessary to constitute, perfect and maintain the security or priority of the Security Interest in the Secured Assets hereby created;

(b) the Trustee shall not be liable for or by reason of any statement of fact or recitals in this Indenture or in the Debentures or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(c) the Trustee shall not be bound to give notice to any person of the execution hereof; and

(d) the Trustee shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of the agents or servants of the Corporation.

The Trustee will disburse monies according to this Indenture only to the extent that monies have been deposited with it.

The Trustee shall not be responsible for ensuring that the proceeds of any offering of Debentures are used in the manner contemplated by the offering documents.

17.22 Trustee Not to be Appointed Receiver

The Trustee and any person related to the Trustee shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

17.23 Trustee Not Required to Give Notice of Default

The Trustee shall not be required to take notice of any Event of Default hereunder, unless and until notified in writing of such Event of Default, which notice shall distinctly specify the Event of Default desired to be brought to the attention of the Trustee and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that no Event of Default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

17.24 Environmental Indemnity

The Corporation hereby indemnifies and holds harmless the Trustee, its directors, officers, employees, and agents, and all of their respective representatives, heirs, successors and assigns (collectively the "Indemnified Parties") against any loss, expenses, claim, proceedings, judgment, liability or asserted liability (including strict liability and including costs and expenses of abatement and remediation of spills or releases of contaminants and including liabilities of the Indemnified Parties to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:

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(a) the administration of the trust created hereby;

(b) the exercise by the Trustee of any rights hereunder or under this Indenture and any documents referenced herein which result from or relate, directly or indirectly, to:

(i) the presence or release of any contaminants, by any means or for any reason, on the mortgaged property under this Indenture and any documents referenced herein whether or not release or presence of the contaminants was under the control, care or management of the Corporation or of a previous owner, or of a tenant;

(ii) any contaminant present on or released from any contiguous property to the mortgaged property under this Indenture and any documents referenced herein; or

(iii) the breach or alleged breach of any environmental laws by the Corporation.

For purposes of this Section, “liability” shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage suffered by the third party; (iv) liability of an Indemnified Party for damage to or impairment of the environment; and (v) liability of an Indemnified Party for court costs, expenses of alternative dispute resolution proceedings, and fees and disbursements of expert consultants and legal counsel on a solicitor and client basis.

ARTICLE 18

SUPPLEMENTAL INDENTURES

18.1 Supplemental Indentures

Subject to any approval that may be required pursuant to the requirements of the Exchange and subject to the Subordination Agreement, from time to time the Trustee and, when authorized by a resolution of the Board of Directors, the Corporation, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a) providing for the creation and issuance of Additional Debentures under this Indenture and establishing the terms thereof;

(b) adding to the covenants of the Corporation or otherwise amending the terms hereof if in the opinion of the Trustee, relying on the opinion of Counsel, such addition or amendment will not be prejudicial to the rights of the Debentureholders or the Trustee, and provided further that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Trustee relying on an opinion of Counsel will not be prejudicial to the rights of the Debentureholders or the Trustee;

(d) evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e) giving effect to any Extraordinary Resolution passed as provided in Article 16; and

(f) for any other purpose not inconsistent with the terms of this Indenture including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, relying on the opinion of Counsel, the rights of the Trustee and of the Debentureholders are in no way prejudiced thereby.

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Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Corporation and the Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be made in accordance with Applicable Law in the United States without the consent or approval of the Debentureholders. Further, the Corporation and the Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which (a) in the opinion of the Trustee or its counsel or Counsel is of a format, minor or technical nature, or that (b) it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Corporation provided for the issue of Debentures, providing that in the opinion of the Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders and Trustee, and rights of Senior Creditors under the provisions of Article 9 are in no way prejudiced thereby.

ARTICLE 19

EXECUTION AND FORMAL DATE

19.1 Execution

This Indenture may be simultaneously executed by facsimile in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

19.2 Contracts of the Corporation

(a) The directors of the Corporation, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of the Corporation are, and will be conclusively deemed to be, acting for and on behalf of the Corporation, and not in their own personal capacities. None of the directors of the Corporation will be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses (including legal expenses) against or with respect to the Corporation or in respect to the affairs of the Corporation. No property or assets of the directors, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Indenture or the Debentures. No recourse may be had or taken, directly or indirectly, against the directors in their personal capacity. The Corporation will be solely liable therefor and resort will be had solely to the property and assets of the Corporation for payment or performance thereof.

(b) No holder of Shares as such will be subject to any personal liability whatsoever, whether extra-contractually, contractually or otherwise, to any party to this Indenture or pursuant to the Debentures in connection with the obligations or the affairs of the Corporation or the acts or omissions of the directors, whether under this Indenture, the Debentures or otherwise, and the other parties to this Indenture and the holders of the Debentures will look solely to the property and assets of the Corporation for satisfaction of claims of any nature arising out of or in connection therewith and the property and assets of the Corporation only will be subject to levy or execution.

19.3 Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of June 6, 2017 irrespective of the actual date of execution hereof.

[Remainder of this page has been intentionally left blank.]

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IN WITNESS WHEREOF the parties have hereunto executed this Convertible Debenture Indenture as of the day and year first above written.

MOGO FINANCE TECHNOLOGY INC.

By:	/s/ Gregory Feller
Name: Gregory Feller
Title: President and Chief Financial Officer

By:	/s/ Lisa Skakun
Name: Lisa Skakun
Title: Chief Legal and Administrative Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Alice Kollen
Name: Alice Kollen
Title: Corporate Trust Officer

By:	/s/ Nicole Clement
Name: Nicole Clement
Title: General Manager

Debenture Indenture

SCHEDULE A

FORM OF GLOBAL DEBENTURE

BETWEEN MOGO FINANCE TECHNOLOGY INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF GLOBAL DEBENTURE

THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE DATED AS OF THE 6th DAY OF JUNE, 2017 BETWEEN MOGO FINANCE TECHNOLOGY INC. AND COMPUTERSHARE TRUST COMPANY OF CANADA (THE “INDENTURE”). EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO MOGO FINANCE TECHNOLOGY INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

CUSIP •

ISIN •

No. •	$•

MOGO FINANCE TECHNOLOGY INC.

(A corporation incorporated and existing under the laws of the Province of British Columbia)

10% CONVERTIBLE SENIOR SECURED DEBENTURE

MOGO FINANCE TECHNOLOGY INC. (the “Corporation” or the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the “Indenture”) dated June 6, 2017 between the Corporation and Computershare Trust Company of Canada (the “Trustee”), promises to pay to [ ] on May 31, 2020 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of fifteen million dollars ($15,000,000) in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Trustee in the City of Vancouver in accordance with, and subject to the conditions of, the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later. The Initial Debentures shall bear interest from and including Closing Date at the rate of 10% per annum (based on a year of 365 days), payable in arrears in semi-annual payments (with the exception of the first interest payment which will include interest from and including the Closing Date) on May 31 and November 30 of each year, the first such payment to fall due on November 30, 2017 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures or the earlier date of prepayment, repurchase or conversion of the Initial Debentures) to fall due on May 31, 2020 or an earlier date of prepayment, repurchase or conversion, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually, computed on the basis of a 365 day year.

Debenture Indenture

A-1

Interest paid in cash hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque, or the making of such payment by other means, shall, to the extent of the sum represented thereby (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture), satisfy and discharge all liability for such interest on this Initial Debenture or otherwise as contemplated by Section 2.14(b) of the Indenture.

This Initial Debenture is one of the 10% Convertible Senior Secured Debentures (referred to herein as the “Initial Debenture”) of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $15,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents. In the event of any discrepancy between the terms in this Debenture and the Indenture, the Indenture shall prevail with respect to such discrepancy.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Upon and subject to the terms and conditions of the Indenture, including Article 4 of the Indenture, the principal amount of each Initial Debenture will be convertible into Freely Tradable Shares, at the option of the Debentureholder, at any time prior to the earlier of the close of business on the Business Day immediately preceding: (i) the Maturity Date of the Initial Debentures; (ii) if the Initial Debentures are called for prepayment, the date specified by the Corporation for prepayment of the Initial Debentures; (iii) if the Initial Debentures are called for Early Conversion, the date specified by the Corporation for Early Conversion of the Initial Debentures; or (iv) if subject to repurchase pursuant to a Change of Control, the date specified by the Corporation for repurchase, at a price per Freely Tradable Share equal to the Conversion Price, initially being a conversion rate of 200 Freely Tradable Shares per $1,000 principal amount of Debentures, subject to a minimum conversion amount of $5,000 and subject to adjustments for fractional interests in accordance with Section 4.4 of the Indenture. Upon a voluntary conversion by a Debentureholder, the Corporation may offer and such Debentureholder (in the Debentureholder’s discretion) may agree to the delivery of cash for all or a portion of the Initial Debentures converted in lieu of Freely Tradable Shares in accordance with Section 4.12 of the Indenture. Debentureholders converting their Debentures will be entitled to receive, in addition to the applicable number of Freely Tradable Shares (or cash in lieu), accrued and unpaid interest (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) on such Debentures payable at the option of the Corporation in cash or Freely Tradable Shares in accordance with Section 2.14(b)(ii) in respect thereof for the period from the last Interest Payment Date (or the Closing Date if there has not yet been an Interest Payment Date) up to, but excluding, the Date of Conversion.

Upon and subject to the terms and conditions of the Indenture, including Article 5 of the Indenture and the Subordination Agreement, prior to the Maturity Date at any time that the 20-day VWAP on the TSX exceeds 115% of the Conversion Price and provided that no Event of Default has occurred and is continuing and subject to the satisfaction or waiver of the conditions of Section 5.6 of the Indenture, on not more than 60 days’ but not less than 30 days’ prior written notice to Debentureholders as provided for in Section 5.3 of the Indenture, the Corporation shall be entitled to convert Debentures in whole or in part, including any accrued but unpaid interest, into Freely Tradable Shares at the Conversion Price; provided however, if the conversion is to occur within 12 months after the Closing Date, then the Conversion Price will be reduced to $4.25 per Share (subject to adjustment in accordance with Section 4.4 of the Indenture), and Debentureholders whose Debentures are being so converted will be entitled to receive the interest that would have accrued during the 12-month period from the Closing Date in accordance with the terms of the Debenture (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture).

Upon and subject to the terms and conditions of the Indenture, including Article 6 of the Indenture, and the Subordination Agreement and subject to regulatory approval and provided that no Event of Default has occurred and is continuing, any time after 12 months from the Closing Date and at any time prior to the Maturity Date, with not less than 30 days’ prior written notice to Debentureholders, the Corporation shall be entitled to prepay the principal amount of the Debentures in whole or in part, plus accrued interest thereon (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture), in cash (the “Prepayment Price”), provided however, that if the Prepayment Date occurs: (i) within 24 months of the Closing Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive (1) an additional payment in the amount of 5% of the Prepayment Price and (2) the interest that would have accrued from the Prepayment Date to, but excluding, the day that is 24 months from the Closing Date; or (ii) after 24 months of the Closing Date but prior to the Maturity Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive the interest that would have accrued from the Prepayment Date to, but excluding, the Maturity Date in accordance with Section 6.5 of the Indenture.

A-2

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus unpaid interest up to, but excluding, the Maturity Date (the “Change of Control Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Trustee have been tendered for purchase pursuant to the Change of Control Offer, the Corporation has the right to redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If an offer is made for the Initial Debentures and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the offer by or on behalf of the Offeror, associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms and for the same purchase price as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

Upon and subject to the terms and conditions of the Indenture, including Article 8 of the Indenture, subject to regulatory approval and provided that no Event of Default has occurred and is continuing on maturity of the Initial Debentures, the Corporation may, at its option and subject to the satisfaction or waiver of the conditions of Section 8.4 of the Indenture, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures due on maturity, together with all accrued but unpaid interest thereon (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) by issuing Freely Tradable Shares to Debentureholders. The Corporation may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to regulatory approval and provided that no Event of Default has occurred and is continuing on maturity of the Initial Debentures, elect to satisfy its obligation to pay the principal amount of the Debentures which have matured together with interest by issuing Freely Tradable Shares to such Debentureholders. The number of Freely Tradable Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which have matured together with interest by the Maturity Date VWAP.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct secured obligation of the Corporation, and is subordinated in right of payment and in right of security, to the extent and in the manner provided in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Shares and officers, directors and employees of the Corporation in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in the City of Vancouver and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture. The Initial Debentures are governed by the Indenture. If any of the provisions of this Initial Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern. Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF MOGO FINANCE TECHNOLOGY INC. has caused this Debenture to be signed by its authorized representative this 6th day of June, 2017.

MOGO FINANCE TECHNOLOGY INC.

By:
Name:
Title:

A-3

(FORM OF TRUSTEE’S CERTIFICATE)

This Initial Debenture is one of the 10% Convertible Senior Secured Debentures referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

Date:

A-4

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $________ principal amount hereof*) of MOGO FINANCE TECHNOLOGY INC. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Initial Debenture and does hereby irrevocably appoints__________________________ as it’s attorney to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of $1,000, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

If the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Debentures is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Trustee an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Trustee to such effect. Further to such transfer of Debentures, Debentures will have a U.S. Legend unless the Trustee and Corporation receive an opinion from Counsel of recognized standing that no U.S. Legend is required under the U.S. Securities Act and applicable state securities laws.

☐ If transfer is to a U.S. Person, check this box.

Dated: _______________________________

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
)
	)	Signature of Transferor
)
)
Guarantor's Signature/Stamp	)	Name of Transferor

A-5

REASON FOR TRANSFER – For US Citizens or Residents only (where the individual(s) or corporation receiving the securities is a US citizen or resident). Please select only one (see instructions below).

☐ Gift                   ☐ Estate                         ☐ Private Sale                  ☐ Other (or no change in ownership)

Date of Event (Date of gift, death or sale):                                    Face Value per Debenture on the date of event:

                               ☐ CAD OR     ☐USD

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then-current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER – FOR US CITIZENS OR RESIDENTS ONLY

Consistent with U.S. IRS regulations, Computershare is required to request cost basis information from U.S. securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized but, rather, the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

A-6

SCHEDULE B

FORM OF CONVERSION NOTICE

TO: MOGO FINANCE TECHNOLOGY INC. (the “Corporation”)

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the debenture indenture (the “Indenture”) dated June 6, 2017 among the Corporation and Computershare Trust Company of Canada (the “Trustee”), that the aggregate principal amount of $• of the $• of Debentures outstanding will be converted as of • (the “Conversion Date”), upon the issuance of a number of Shares calculated by dividing the principal amount of Debentures plus accrued and unpaid interest thereon, by the Conversion Price, which Conversion Price is $• per Share as at the date hereof.

In accordance with the foregoing, the undersigned tenders herewith the Debentures, and, if applicable, directs that the Shares issuable upon a conversion be issued and delivered to the person indicated below. (If Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐ (A) the undersigned holder at the time of conversion of the Debentures (i) is not in the United States, (ii) is not a U.S. Person, (iii) is not converting the Debentures for the account or benefit of a U.S. Person or a person in the United States, (iv) did not execute or deliver this conversion notice in the United States and (v) delivery of the underlying Common Shares will not be to an address in the United States; OR

☐ (B) the undersigned holder at the time of conversion of the Debentures (i) is (a) is the original U.S. purchaser who purchased the Debentures pursuant to the Company’s offering who delivered the Certificate of U.S. Purchaser attached to the subscription agreement in connection with its purchase of Debentures, (b) is converting the Debentures for its own account or for the account of a disclosed principal that was named in the subscription agreement pursuant to which it purchased such Debentures, and (c) is, and such disclosed principal, if any, is an institutional "accredited investor" as defined in Rule 501(a)(1),(2),(3)or (7) of Regulation D under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) at the time of exercise of these Debentures and the representations and warranties of the holder made in the original subscription agreement including the Certificate of U.S. Purchaser remain true and correct as of the date of exercise of these Debentures; OR

☐ (C) if the undersigned holder is (i) a holder in the United States, (ii) a U.S. Person, (iii) a person converting for the account or benefit of a U.S. Person, (iv) executing or delivering this conversion notice in the United States or (v) requesting delivery of the underlying Common Shares in the United States, the undersigned holder has delivered to the Corporation and the Corporation’s transfer agent (a) a completed and executed U.S. Purchaser Letter in substantially the form attached to this conversion notice as Appendix “I” or (b) an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Corporation) or such other evidence reasonably satisfactory to the Corporation to the effect that with respect to the Common Shares to be delivered upon conversion of the Debentures, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

The undersigned represents, warrants and certifies that the undersigned has complied with all of the conditions in the Indenture with respect to conversion have been met.

It is understood that the Corporation and Computershare Trust Company of Canada may require evidence to verify the foregoing representations.

Notes:

B-1

1) Certificates will not be registered or delivered to an address in the United States unless Box B or Box C above is checked.

2) If Box C above is checked, holders are encouraged to consult with the Corporation and the Trustee in advance to determine that the legal opinion tendered in connection with the conversion will be satisfactory in form and substance to the Corporation and the Trustee. If Box B or Box C is checked the Common Shares will have a U.S. Legend unless Trustee and Corporation receive an opinion from Counsel of recognized standing that no U.S. Legend is required under the U.S. Securities Act and applicable state securities laws.

“United States” and “U.S. Person” are as defined in Rule 902 of Regulation S under the U.S. Securities Act.

The undersigned acknowledges that the interest upon the principal amount of Debentures called for conversion shall cease to be payable from and after the Conversion Date, unless payment of the Conversion Price shall not be made on presentation for surrender of such Debentures on or after the Conversion Date or prior to the setting aside of the Conversion Price pursuant to the Indenture.

No fractional Shares shall be delivered upon the exercise by the undersigned of the above-mentioned conversion right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Shares on the Conversion Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Conversion Date, the undersigned requires the Corporation shall, on the Business Day immediately prior to the Conversion Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates or book entry system customer confirmations representing the Freely Tradable Shares to which holders are entitled.

Dated:
(Signature of Registered Holder)

* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Shares are to be issued in the name of a person other than the holder the Form of Assignment attached to the Indenture must be completed and signature guaranteed as specified in that form.

(Print name in which Shares are to be issued, delivered and registered) Name:

Name: ________________________________________

_____________________________________________
(Address)

______________________________________________
(City, Province and Postal Code)

Name of guarantor: _______________________________

Authorized signature: _____________________________

B-2

SCHEDULE C

FORM OF EARLY CONVERSION NOTICE

MOGO FINANCE TECHNOLOGY INC.

10% CONVERTIBLE SENIOR SECURED DEBENTURES

FORM OF EARLY CONVERSION NOTICE

To: Holders of 10% Convertible Senior Secured Debentures (the “Debentures”) of Mogo Finance Technology Inc. (the “Corporation”)

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 5.3 of the debenture indenture (the “Indenture”) dated June 6, 2017 among the Corporation and Computershare Trust Company of Canada (the “Trustee”), that the aggregate principal amount of $• of the $• of Debentures outstanding will be converted as of • (the “Early Conversion Date”), upon the issuance of a number of Shares calculated by dividing the principal amount of Debentures plus accrued and unpaid interest thereon, together with the amount of interest that would have accrued or been paid to the Debentureholder during, on or before the date that is 12 months from the Closing Date, in the event that the Early Conversion occurs on or before June 6, 2018, by $4.25 per Share (subject to adjustment in accordance with Section 4.4) (the “Early Conversion Price”) such that 235.294 Shares shall be issued for each $1,000 principal amount of Initial Debentures so converted, subject to adjustments for fractional interests and subject to a minimum conversion amount of $5,000 principal amount of Initial Debentures being so converted (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) (collectively, the “Early Conversion Price”); provided, however, that if regulatory approval to pay interest in Freely Tradable Shares on an Early Conversion is not obtained prior to the close of business on the Business Day preceding the Early Conversion Date, subject to the Subordination Agreement, the Corporation shall pay such interest in cash.

The Early Conversion Price will be payable upon presentation and surrender of the Debentures called for conversion at the following office:

•

Attention: •

The interest upon the principal amount of Debentures called for conversion shall cease to be payable from and after the Early Conversion Date, unless payment of the Early Conversion Price shall not be made on presentation for surrender of such Debentures at the above-mentioned office on or after the Early Conversion Date or prior to the setting aside of the Early Conversion Price pursuant to the Indenture.

No fractional Shares shall be delivered upon the exercise by the Corporation of the above-mentioned Early Conversion right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Shares on the Early Conversion Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Early Conversion Date, the Corporation shall, on the Business Day immediately prior to the Early Conversion Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates or book entry system customer confirmations representing the Freely Tradable Shares to which holders are entitled.

DATED:

MOGO FINANCE TECHNOLOGY INC.

By:
Name:
Title:

Debenture Indenture

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SCHEDULE D

FORM OF PREPAYMENT NOTICE

MOGO FINANCE TECHNOLOGY INC.

10% CONVERTIBLE SENIOR SECURED DEBENTURES

FORM OF PREPAYMENT NOTICE

To: Holders of 10% Convertible Senior Secured Debentures (the “Debentures”) of Mogo Finance Technology Inc. (the “Corporation”)

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 6.3 of the debenture indenture (the “Indenture”) dated June 6, 2017 among the Corporation and Computershare Trust Company of Canada (the “Trustee”), that the aggregate principal amount of $• of the $• of Debentures outstanding will be prepaid as of • (the “Prepayment Date”), upon payment of a Prepayment Price of $• for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $•, (ii) all accrued and unpaid interest hereon to but excluding the Prepayment Date, and (iii) all other amounts owed pursuant to Section 2.4(f) of the Indenture (collectively, the “Prepayment Price”).

The Prepayment Price will be payable upon presentation and surrender of the Debentures called for Prepayment at the following office:

•

Attention: •

The interest upon the principal amount of Debentures called for Prepayment shall cease to be payable from and after the Prepayment Date, unless payment of the Prepayment Price shall not be made on presentation for surrender of such Debentures at the above-mentioned office on or after the Prepayment Date or prior to the setting aside of the Prepayment Price pursuant to the Indenture.

In this connection, upon presentation and surrender of the Debentures for payment on the Prepayment Date, the Corporation shall, on the Business Day immediately prior to the Prepayment Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of cash representing the balance of the Prepayment Price.

DATED:

MOGO FINANCE TECHNOLOGY INC.

By:
Name:
Title:

Debenture Indenture

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SCHEDULE E

FORM OF MATURITY NOTICE

MOGO FINANCE TECHNOLOGY INC.

10% CONVERTIBLE SENIOR SECURED DEBENTURES

MATURITY NOTICE - PAYMENT BY WAY OF SHARES

To: Holders of 10% Convertible Senior Secured Debentures (the “Debentures”) of Mogo Finance Technology Inc. (the “Corporation”)

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 8.1 of the debenture indenture (the “Indenture”) dated June 6, 2017 among the Corporation and Computershare Trust Company of Canada, as trustee (the “Trustee”), that the Debentures are due and payable as of May 31, 2020 (the “Maturity Date”) and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date, together with all accrued and unpaid interest thereon, by issuing and delivering to the holders that number of Freely Tradable Shares equal to the number obtained by dividing such principal amount of the Debentures and accrued and unpaid interest thereon by the Maturity Date VWAP, less withholding .

The payment of Freely Tradable Shares on the Maturity Date will be payable upon presentation and surrender of the Debentures at the following office:

•

Attention: •

The interest upon the principal amount of Debentures shall cease to be payable from and after the Maturity Date, unless payment of the Freely Tradable Shares shall not be made on presentation for surrender of such Debentures at the above-mentioned office on or after the Maturity Date.

No fractional Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Shares on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Trustee, at its principal trust office in the City of Vancouver for delivery to and on account of the holders, of certificates or book entry system customer confirmations representing the Freely Tradable Shares to which holders are entitled together with the cash equivalent in lieu of fractional Shares, and if only a portion of the Debentures are to be repaid by issuing Freely Tradable Shares, cash representing the balance of the principal amount and premium (if any) and interest due on the Maturity Date.

DATED:

MOGO FINANCE TECHNOLOGY INC.

By:
Name:
Title:

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SCHEDULE F

FORM OF SUBORDINATION AGREEMENT

MOGO FINANCE TECHNOLOGY INC.

10% CONVERTIBLE SENIOR SECURED DEBENTURES

SUBORDINATION AGREEMENT

THIS SUBORDINATION AGREEMENT is made as of the 6th day of June, 2017 between FORTRESS CREDIT CO LLC, as agent for and on behalf of itself and each of the other Lenders (as defined below) (together with its successors and assigns, the “Agent”), COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee for and on behalf of the Holders (as defined below) (together with its successors and assigns, the “Trustee”), and MOGO FINANCE TECHNOLOGY INC. (together with its successors and assigns, the “Borrower”);

WHEREAS pursuant to a credit and guarantee agreement dated as of the 25th day of February, 2014, (as amended, modified or restated, the “Credit Agreement”) among the Borrower, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc. and Mogo Financial (Ontario) Inc., the Agent and such other lenders from time to time as may become party thereto (collectively, the “Lenders”), the Lenders have agreed to advance funds to the Borrower;

AND WHEREAS the Borrower has granted the Senior Security (as hereinafter defined) to Agent, for the benefit of the Lenders, to secure the Senior Debt (as hereinafter defined);

AND WHEREAS pursuant to a trust indenture dated as of the 6th day of June, 2017 (the “Indenture”) between the Trustee and the Borrower, the Borrower has issued Debentures (as defined below) to the Holders from time to time;

AND WHEREAS pursuant to the Indenture, the Borrower has granted the Subordinate Security (as hereinafter defined) to the Trustee, on behalf of the Holders, to secure the Subordinate Debt (as hereinafter defined);

AND WHEREAS the Subordinate Parties (as defined below) have agreed to unconditionally and irrevocably subordinate and postpone the Subordinate Debt (as defined below) to the indefeasible repayment in full by the Borrower of the Senior Debt, subject to the terms and conditions hereof;

AND WHEREAS the Subordinate Parties have agreed to unconditionally and irrevocably subordinate and postpone the Subordinate Security to the Senior Security;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby irrevocably acknowledged, the parties hereto make the following covenants, acknowledgments and agreements.

1. Defined Terms Terms used but not defined elsewhere in this Agreement (including the recitals hereto) shall have the following meanings:

(a) “Agent” has the meaning ascribed thereto in the recitals to this Agreement;

(b) “Agreement” means this subordination agreement;

(c) “Borrower” has the meaning ascribed thereto in the recitals to this Agreement;

(d) “Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York, the Province of Ontario or the Province of British Columbia on which banking institutions located in any such jurisdiction are authorized or required by law or other governmental action to close;

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(e) “Credit Agreement” has the meaning ascribed thereto in the recitals to this Agreement;

(f) “Credit Documents” means the Credit Agreement, the Senior Security and all other agreements, instruments, guarantees or documents executed and delivered to any Senior Party in connection therewith or otherwise in connection with the Senior Debt;

(g) “Debentures” means any debentures or other instruments evidencing indebtedness of the Borrower issued by the Borrower pursuant to the Indenture;

(h) “Holders” means all Persons who from time to time are the holders of or have an interest in the Debentures;

(i) “Indenture” has the meaning ascribed thereto in the recitals to this Agreement;

(j) “Lenders” has the meaning ascribed thereto in the recitals to this Agreement;

(e) “Permitted Payments” means the regularly scheduled semi-annual payments of interest on account of the Debentures paid to the Subordinate Parties in accordance with the terms and conditions provided in Section 10;

(k) “Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, unlimited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities;

(l) “Senior Debt” means all indebtedness, liabilities and obligations of any nature or kind, present or future, direct or indirect, absolute or contingent, whether as primary debtor, surety or guarantor, matured or not and at any time owing by the Borrower to any Senior Party including, without limitation, pursuant to the Credit Agreement or any of the other Credit Documents;

(m) “Senior Parties” means the Agent and the Lenders;

(n) “Senior Security” means all liens, charges, pledges, security interests, hypothecs and other security agreements of any nature or kind, now or hereafter granted by the Borrower to any Senior Party which secures payment and/or performance of the Senior Debt;

(o) “Subordinate Debt” means all indebtedness, liabilities and obligations of any nature or kind, present or future, direct or indirect, absolute or contingent, whether as primary debtor or surety, matured or not and at any time owing by the Borrower to any Subordinate Party pursuant to the Indenture or Debentures;

(p) “Subordinate Parties” means the Trustee and the Holders;

(q) “Subordinate Security” means all liens, charges, pledges, security interests, hypothecs and other security agreements of any nature or kind, now or hereafter granted by the Borrower to any Subordinate Party which secures payment and/or performance of the Subordinate Debt; and

(r) “Trustee” has the meaning ascribed thereto in the recitals to this Agreement.

2. Interpretation Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section or Annex shall be to a Section or Annex hereof unless otherwise specifically provided. The use herein of the word “include” or “including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not no limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The words “hereof”, “herein”, “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context requires otherwise (a) reference to any Person include that Person’s successors and assignees, (b) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements, or modifications set forth herein or therein), and (c) any reference to any law or regulation herein shall refer to such law or regulation as amended, modified or supplemented from time to time.

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3. Subordination and Postponement The Borrower and the Trustee, for itself and on behalf of each other Subordinate Party, hereby covenant and agree that all Subordinate Debt is hereby unconditionally and irrevocably deferred, postponed and subordinated in all respects to the prior indefeasible repayment in full by the Borrower of all the Senior Debt. The Borrower and the Trustee, for itself and on behalf of each other Subordinate Party, hereby covenant and agree that all Subordinate Security is hereby unconditionally and irrevocably deferred, postponed and subordinated in all respect to the Senior Security. Without limiting the generality of the foregoing, the deferment, postponement and subordination of the Subordinate Debt and the Subordinate Security contained herein shall be effective notwithstanding:

(a) the date of any advances secured by the Senior Security;

(b) the dates of default or the date or dates of crystallization of any floating charge under the Senior Security;

(c) the perfection or lack of perfection of any of the Senior Security;

(d) the enforceability of the Credit Agreement or any other Credit Document;

(e) the order of registration of any liens or security interests with respect to the Senior Security and the Subordinate Security; and

(f) the rules of priority established under applicable law.

4. Repayment of Subordinate Debt Until the Senior Debt has been indefeasibly paid in full and the Credit Agreement has been terminated, other than Permitted Payments, no direct or indirect distribution, payment (including, but not limited to, principal, interest, premiums and fees (but excluding any fees or disbursements owing to the Trustee)), prepayment or repayment on account of, or other distribution in respect of, the Subordinate Debt shall be made by, or on behalf of, the Borrower or received by, or on behalf of, any Subordinate Party. Any such payment made shall constitute an immediate “Event of Default” (as defined in the Credit Agreement) and shall be subject to the trust provisions of Section 11 hereof. Notwithstanding the foregoing, the Borrower may at any time and from time to time convert all or part of the Subordinate Debt into common shares of the Borrower pursuant to the terms of the Indenture.

5. Restriction on Enforcement No Subordinate Party shall take any steps whatsoever to enforce the Subordinate Security or to enforce payment of the Subordinate Debt (including, without limitation, notice of default, demand for payment, rights of set-off, commencement of bankruptcy proceedings, foreclosure, sale, power of sale, taking of possession, giving in payment, appointing or making application to a court for an order appointing an agent or a receiver or receiver-manager by any other means of enforcement thereof) unless, prior to the taking of any such steps, the Senior Debt has been indefeasibly paid in full and the Credit Agreement has been terminated.

6. Subordinate Security The Trustee, for itself and on behalf of each other Subordinate Party, covenants in favour of the Senior Parties that during the term of this Agreement it will not take or accept from the Borrower or rely upon any security for the payment of or performance of the Subordinate Debt other than the Subordinate Security delivered to the Trustee prior to or on the date hereof. The Borrower covenants in favour of the Senior Parties that during the term of this Agreement it will not provide to any Subordinate Party any security for the payment of or performance of the Subordinate Debt other than the Subordinate Security provided to the Trustee prior to or on the date hereof. The Trustee, for itself and on behalf of each other Subordinate Party, represents and warrants that as of the date hereof the only security that the Subordinate Parties have received from the Borrower is pursuant to the Indenture.

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7. No Objection No Subordinate Party shall take, or cause or permit any other Person to take on its behalf, any steps whatsoever whereby the priority, perfection or validity of any of the Senior Security or the rights of the Senior Parties hereunder, under the Credit Agreement or under any other Credit Document shall be delayed, defeated, impaired or diminished, and without limiting the generality of the foregoing, no Subordinate Party shall challenge, object to, compete with or impede in any manner any act taken or proceeding commenced by any of the Senior Parties in connection with the enforcement by the Agent or the Lenders of the Senior Security.

8. Application of Proceeds The Trustee, for itself and on behalf of each other Subordinate Party, and the Borrower acknowledge that all and every part of the Senior Security is held by the Agent or the Lenders as security for all and every part of the Senior Debt and the Senior Parties may apply as a permanent reduction any monies received, whether from the enforcement of and realization upon any or all of the Senior Security or otherwise, to any part of the Senior Debt as the Senior Parties, in their sole discretion, may determine appropriate in accordance with the provisions of the Credit Agreement.

9. Liquidation, Dissolution, Bankruptcy, etc.

(a) In the event of distribution, division or application, partial or complete, voluntary or involuntary, by operation of law or otherwise, of all or any part of the assets of the Borrower, or the proceeds thereof, to creditors in connection with the bankruptcy, reorganization, liquidation or winding-up of the Borrower or in connection with any composition with creditors or scheme of arrangement to which the Borrower is a party (each an “Insolvency Proceeding”), the Senior Parties shall be entitled to receive payment in full (including interest accruing to the date of receipt of such payment at the applicable rate provided for in the Credit Agreement whether or not allowed as a claim in any such proceeding) of the Senior Debt before any Subordinate Party is entitled to receive any direct or indirect payment or distribution of any cash or other assets of the Borrower on account of the Subordinate Debt, and the Senior Parties shall be entitled to receive directly, for application in payment of such Senior Debt (to the extent necessary to pay all Senior Debt in full after giving effect to any substantially concurrent payment or distribution to the Senior Parties in respect of the Senior Debt), any payment or distribution of any kind or character, whether in cash or other assets, which shall be payable or deliverable upon or with respect to the Subordinate Debt. To the extent any payment of Senior Debt (whether by or on behalf of the Borrower, as proceeds of security or enforcement of any right of set-off or otherwise) is declared to be a fraudulent preference or otherwise preferential, set aside or required to be paid to a trustee, receiver or other similar person under any bankruptcy, insolvency, receivership or similar law, then if such payment is recoverable by, or paid over to, such trustee, receiver or other person, the Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred.

(b) In order to enable the Senior Parties to enforce their rights hereunder in any of the actions or proceedings described in this Section 9, upon the failure of any Subordinate Party to make and present, on a timely basis, a proof of claim against the Borrower on account of the Subordinate Debt or other motion or pleading as may be expedient or proper to establish such Subordinate Party’s entitlement to payment of any Subordinate Debt, the Senior Parties are hereby irrevocably authorized and empowered, in their discretion and at the Subordinate Parties’ expense, to make and present for and on behalf of such Subordinate Party such proofs of claims or other motions or pleadings and, to the extent that any amount remains outstanding under the Senior Debt, to demand, receive and collect any and all dividends or other payments or disbursements made thereon in whatever form the same may be paid or issued and to apply the same on account of the Senior Debt. The Subordinate Parties shall not exercise any voting right or other privilege that it may have from time to time in any of the actions or proceedings described in this Section 9 in favour of any plan, proposal, compromise, arrangement or similar transaction that would defeat: (i) the right of the Senior Parties to receive payments and distributions otherwise payable or deliverable upon or with respect to the Subordinate Debt so long as any Senior Debt remains outstanding; or (ii) the obligation of any Subordinate Party to receive, hold in trust, and pay over to the Senior Parties certain payments and distributions as contemplated by Section 11. Additionally, each Subordinate Party shall, upon receipt of written notice from the Agent, thereafter vote any claim that it may have in an Insolvency Proceeding in the manner so instructed by the Agent on behalf of the Senior Parties.

(c) The parties agree that (i) the Senior Security and the Subordinate Security constitute two separate and distinct grants of security; and (ii) because of, among other things, their differing rights in the property of the Borrower, the Senior Debt is fundamentally different from the Subordinated Debt and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency Proceeding.

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10. Permitted Payments to Subordinate Parties Notwithstanding any other provisions of this Agreement, the parties agree that the Borrower may make and the Subordinate Parties may receive regularly scheduled semi-annual payments of interest on account of the Debentures in accordance with the terms of the Indenture and interest payable to the Subordinated Parties in connection with a conversion of the Debentures pursuant to the Indenture, in each case and in all circumstances (including following a default or an event of default under the Indenture), in the form, and only in the form, of capital stock in the common equity of the Borrower. In addition, the Borrower may make and the Trustee or the Subordinate Parties may receive, from time to time, any other payment or principal on account of the Debenture which is expressly consented to in writing by the Agent. Any payment received by the Subordinate Parties in contravention of this Section 10 shall be received in trust for the Agent and shall be paid over to the Agent forthwith upon receipt.

11. Payments Received by the Subordinate Parties If, prior to the indefeasible payment in full of the Senior Debt, any Subordinate Party or any Person on its behalf shall receive any payment from or distribution of assets of the Borrower or on account of the Subordinate Debt, other than Permitted Payments, then such Subordinate Party shall, and shall cause such other Person to, receive and hold such payment or distribution in trust for the benefit of the Senior Parties and promptly pay the same over or deliver to the Agent in precisely the form received by such Subordinate Party or such other Person on its behalf (except for any necessary endorsement or assignment) and such payment or distribution shall be applied by the Agent to the repayment of the Senior Debt.

12. Lenders’ Rights The Senior Parties shall be entitled to deal with the Senior Security as they see fit and nothing herein shall prevent, restrict or limit the Agent or the Lenders in any manner from exercising all or any part of their rights and remedies otherwise permitted by applicable law upon any default under the Senior Security. Without limiting the generality of the foregoing:

(a) the Senior Parties, in their absolute discretion or in the absolute discretion of any authorized officer or agent, and without diminishing the obligations of the Subordinate Parties hereunder, may grant time or other indulgences to the Borrower and any other Person or Persons now or hereafter liable to the Senior Parties in respect of the payment of the Senior Debt, and may give up, modify, vary, exchange, renew or abstain from taking advantage of the Senior Security in whole or in part and may discharge any part or parts of or accept any composition or arrangements or realize upon the Senior Security when and in such manner as the Senior Parties or any authorized officer or agent thereof may think expedient, and in no such case shall the Senior Parties be responsible for any neglect or omission with respect to the Senior Security or any part thereof;

(b) no Subordinate Party shall be released or exonerated from its obligations hereunder by extension of time periods or any other forbearance whatsoever, whether as to time, performance or otherwise or by any release, discharge, loss or alteration in or dealing with all or any part of the Senior Debt and the Senior Security or by any failure or delay in giving any notice required under this Agreement, the Credit Agreement or any other Credit Document or any part thereof, the waiver by the Senior Parties of compliance with any conditions precedent to any advance of funds, or by any modification or alteration of the Credit Agreement or any other Credit Document or any part thereof, or by anything done, suffered or permitted by the Senior Parties, or as a result of the method or terms of payment under the Senior Debt or Senior Security or any part thereof or any assignment or other transfer of all or any part of the Credit Agreement or any other Credit Document of the Senior Debt or any part thereof;

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(c) the Senior Parties shall not be bound to seek or exhaust any recourse against the Borrower or any other Person or against the property or assets of the Borrower or any other Person or against any security, guarantee or indemnity before being entitled to the benefit of the Subordinate Parties’ obligations hereunder and the Senior Parties may enforce the various remedies available to them and may realize upon the various security documents, guarantees and indemnities or any part thereof, held by them in such order as the Senior Parties may determine appropriate in their sole discretion;

(d) the Senior Parties shall not be required to provide the Subordinate Parties with any information relating to the financial condition of the Borrower;

(e) the Senior Parties shall not be required to marshall in favour of the Subordinate Parties or any other Person the Senior Security or any other securities or any moneys or other assets which the Senior Parties may be entitled to receive or upon which the Senior Parties may have a claim; and

(f) the Senior Parties shall be entitled to advance their own money in their sole discretion in order to preserve or protect the assets of the Borrower or any part thereof, and all such sums advanced shall constitute part of the Senior Debt and shall be secured by the Senior Security.

13. No Waiver of Subordination Provisions No right of the Senior Parties to enforce the subordination as provided in this Agreement shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Borrower or by any act or failure to act by the Senior Parties or any agent of or trustee for the Senior Parties, or by any non-compliance by the Borrower with any of the agreements or instruments relating to the Subordinate Debt or the Senior Debt, regardless of any knowledge thereof which the Senior Parties may have or be otherwise charged with. Without limitation of the foregoing, but in no way relieving the Borrower of its obligations under this Agreement, the Senior Parties may, at any time and from time to time, without the consent of the Subordinate Parties and without impairing or releasing the subordination and other benefits provided in this Agreement or the obligations hereunder of the Subordinate Parties to the Senior Parties, do any one or more of the following:

(a) amend, supplement, modify, restate or replace the Credit Agreement, or any of the Senior Security or any of the other Credit Documents;

(b) sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner any assets pledged or mortgaged for or otherwise securing the Senior Debt or any liability of the Borrower or any liability incurred directly or indirectly in respect thereof;

(c) settle or compromise any Senior Debt or any other liability of the Borrower (other than the Subordinate Debt) or any security thereof or any liability incurred directly or indirectly in respect thereof, and apply any sums by whomsoever paid and however realized to the Senior Debt in any manner or order; and

(d) fail to take or to record or otherwise perfect or to preserve the perfection of any liens or security interest securing the Senior Debt, register or file specific postponements or subordinations, exercise or delay in or refrain from exercising any right or remedy against the Borrower and elect any remedy and otherwise deal freely with the Borrower.

No loss of or in respect of any of the Senior Security or otherwise or any carelessness or neglect by the Senior Parties in asserting their rights or any other thing whatsoever, including without limitation the loss by operation of law of any right of the Senior Parties against the Borrower or the loss or destruction of any security, shall in any way impair or release the subordination and other benefits provided by this Agreement.

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14. Waivers of the Subordinate Parties Each Subordinate Party agrees that the Senior Parties have made no representations or warranties with respect to the due execution, legality, validity, completeness or enforceability of any agreement or instrument relating to the Credit Agreement or the Senior Debt or the collectability of the Senior Debt, that the Senior Parties shall be entitled to manage and supervise their loans and other financial accommodation to the Borrower in accordance with applicable law and their usual practices, modified from time to time as they deem appropriate in their sole discretion, or otherwise, without regard to the existence of any rights that any Subordinate Party may now or hereafter have in or to any of the assets of the Borrower, and that the Senior Parties shall have no liability to the Subordinate Parties for, and the Trustee, for itself and on behalf of each other Subordinate Party, hereby waives, any claims which any Subordinate Party may now or hereafter have against the Senior Parties out of, any and all actions which the Agent or the Lenders take or omit to take (including, without limitation, actions with respect to the creation, perfection or continuation of liens or security interest in any assets at any time securing payment of the Senior Debt, actions with respect to the occurrence of any default under any agreement or instrument relating to the Senior Debt, action with respect to the release or depreciation of, or failure to realize upon, any assets securing payment of the Senior Debt and actions with respect to the collection of any claims or all or any part of the Senior Debt from any account debtor, guarantor or any other Person) with respect to the Senior Debt and any agreement or instrument related thereto or with respect to the collection of the Senior Debt or the valuation, use, protection or release of any assets securing payment of the Senior Debt.

15. No Release This Agreement shall remain in full force and effect without regard to, and the obligations of the Subordinate Parties hereunder shall not be released or otherwise affected or impaired by:

(a) any exercise or non-exercise by any Senior Party of any right, remedy, power or privilege in the Credit Agreement, the Senior Security or any other Credit Document;

(b) any waiver, consent, extension, indulgence or other action, inaction or omission by any Senior Party under or in respect of this Agreement, the Credit Agreement, the Senior Security or any other Credit Document;

(c) any default by the Borrower under, any limitation on the liability of the Borrower on the method or terms of payment under, or any irregularity or other defect in, the Credit Agreement, the Senior Security or any other Credit Document;

(d) the lack of authority or revocation hereof by any other party;

(e) the failure of any Senior Party to file or enforce a claim of any kind;

(f) any defence based upon an election of remedies by the Senior Parties which destroys or otherwise impairs the subrogation rights of any Subordinate Party or the right of any Subordinate Party to proceed against the Borrower for reimbursement, or both;

(g) any merger, consolidation or amalgamation of any Subordinate Party or the Borrower into or with any other Person; or

(h) any insolvency, bankruptcy, liquidation, reorganization, arrangement, composition, winding-up, dissolution or similar proceeding involving or affecting any Subordinate Party, the Borrower or any other Person.

16. Subordinate Debt; No Amendment The Borrower represents and warrants that attached hereto as Annex A is a true and complete copy of the Indenture, the Debentures and the Subordinate Security. Without the prior written consent of the Agent, neither the Indenture nor any Debentures or Subordinate Security shall be amended, supplemented or otherwise modified. The Borrower represents and warrants that as of the date hereof, the aggregate principal amount of the Subordinated Debt is $15,000,000 and the Borrower represents and warrants that as of the date hereof that no default exists in respect of the Subordinated Debt.

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17. Authorization The Trustee hereby represents and warrants to the Senior Parties that it has the power and capacity under the terms of the Indenture to execute and deliver this Agreement for and on behalf of the Holders.

18. Payment of Senior Debt For purposes of this Agreement, the Senior Debt shall be considered to be paid in full when no further amounts are owing to the Senior Parties and all obligations of the parties under the Credit Agreement and each other Credit Document have been terminated.

19. Subordinate Debt Instruments The Borrower covenants in favour of the Senior Parties that it will promptly deliver to the Agent a certified copy of any instrument evidencing the Subordinate Debt to which it becomes a party.

20. No Rights to Borrower Nothing in this Agreement shall create any rights in favour of the Borrower and the covenants and agreements of the Senior Parties and the Subordinate Parties shall not be enforceable by the Borrower. No consent of the Borrower shall be necessary for any amendment to this Agreement by the Senior Parties and the Subordinate Parties in order to have effect as between the Senior Parties and the Subordinate Parties.

21. Subrogation Until payment in full to the Senior Parties of the Senior Debt and the Credit Agreement has been terminated, the Trustee, for itself and on behalf of each other Subordinate Party, hereby irrevocably waives any claim or other rights which the Subordinate Parties may now have or may hereafter acquire against the Borrower that arise from the existence, payment, performance or enforcement of the Borrower’s obligations under the Subordinate Debt, including any right of subrogation, reimbursement, exoneration or indemnification of the Holders, any right to participate in any claim or remedy of the Senior Parties against the Borrower which any Senior Party now has or hereafter acquires, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including the right to take or receive from the Borrower, directly or indirectly, in cash or other property or by set-off or in any manner, payment of security on account of such claim or other rights. If any amount shall be paid to any Subordinate Party in violation of the preceding sentence and the Senior Debt shall not have been paid in cash in full, such amount shall be deemed to have been paid to such Subordinate Party for the benefit of, and held in trust for the Senior Parties, and shall forthwith be paid to the Agent to be credited and applied against the Senior Debt, whether matured or unmatured. The Borrower and each of the Subordinated Parties acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by the Credit Agreement and that the waiver set forth in this paragraph is knowingly made in contemplation of such benefits. The Agent acknowledges that the indemnifications by the Borrower, protections and rights of the Trustee as set forth in Article 17 of the Indenture shall not be subject to the terms of this Agreement. The Agent shall advise the Trustee in writing upon indefeasible repayment in full by the Borrower of all the Senior Debt.

22. Concerning the Trustee Computershare Trust Company of Canada has entered into this agreement and any document delivered in connection herewith in its capacity as trustee for the Holders. Whenever any reference is made in this agreement or in any document delivered in connection herewith to an act to be performed by the Trustee, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee for and on behalf of the Holders. Any and all of the representations, undertakings, covenants, indemnities, agreements and other obligations (in this section, collectively “obligations”) made on the part of the Trustee herein or therein are made and intended not as personal obligations of or by Computershare Trust Company of Canada or for the purpose or with the intention of binding Computershare Trust Company of Canada in its personal capacity, but are made and intended for the purpose of binding only the Trustee in its capacity as agent for, and the property and assets of, the Holders. No property or assets of Computershare Trust Company of Canada, whether owned beneficially by it in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedures with regard to any of the Trustee’s obligations hereunder or thereunder. Further, no recourse may be had or taken, directly or indirectly, against any incorporator, shareholder, officer, director, employee or agent of Computershare Trust Company of Canada or of any predecessor or successor of Computershare Trust Company of Canada, with regard to the Trustee’s obligations hereunder.

23. No Marshalling The Subordinate Parties hereby waive any right that they may have to require the Senior Parties to marshal in its favour.

24. Further Assurances and Paramountcy The parties hereto shall forthwith, and from time to time, execute and do all deeds, documents and things which may be necessary or advisable, in the opinion of the Senior Parties and their counsel, to give full effect to the postponement and subordination of the rights and remedies of the Subordinate Parties in respect to the Subordinate Debt and the Subordinate Security to the rights and remedies of the Senior Parties in respect to the Senior Debt and the Senior Security, all in accordance with the intent of this Agreement. Notwithstanding the delivery for registration or filing of specific postponements or subordinations, this Agreement shall govern the priority between the Senior Security and the Subordinate Security and shall be paramount in that regard.

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25. Successors and Assigns This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of the Senior Parties. None of the rights or obligations of any Subordinate Party or of the Borrower hereunder nor any interest thereof herein may be assigned or delegated without:

(a) first obtaining from the proposed transferee, assignee or chargee an agreement whereby the proposed transferee, assignee or chargee agrees to be bound by the provisions hereof; and

(b) the prior written consent of the Agent, not to be unreasonably withheld.

26. Entire Agreement; Severability This Agreement contains the entire agreement among the parties hereto with respect to the obligations, liabilities and assets of the Borrower. If any of the provisions of this Agreement shall be held invalid or unenforceable by any court having jurisdiction, this Agreement shall be construed as if not containing those provisions, and the rights and obligations of the parties hereto should be construed and enforced accordingly.

27. Governing Law This Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

28. Termination This Agreement shall terminate upon the earlier of:

(a) the indefeasible repayment in full of the Senior Debt and the termination of the Credit Agreement, as confirmed in writing to the Trustee and the Borrower by the Agent; and

(b) the written agreement of the Agent and the Trustee.

29. Counterparts This Agreement may be executed in any number of counterparts, which when taken together shall constitute one and the same agreement.

30. Notices Any notice to be given under this Agreement may be effectively given by delivering (whether by courier or personal delivery) such notice at the address set forth in the signature pages of this Agreement, by sending such notice by prepaid registered mail to such address, or by electronic mail to the email address set forth in the signature pages of this Agreement. Any notice delivered shall be deemed to have been received upon delivery. Any notice mailed shall be deemed to have been received on the fifth (5th) day next following the registered mailing of such notice. Any email notice shall be deemed to have been received on transmission if sent before 4:00 p.m. Toronto time on a Business Day, and, if not, on the next business day following transmission.

[Remainder of Page Intentionally Left Blank]

F-9

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first written above.

FORTRESS CREDIT CO LLC, as Agent		[Redacted Address Details]

By:
Name Constantine M. Dakolias Title: President

Signature Page to Subordination Agreement

S-1

COMPUTERSHARE TRUST COMPANY OF CANADA		[Redacted Address Details]

By:
Name: Title:

Signature Page to Subordination Agreement

S-2

MOGO FINANCE TECHNOLOGY INC.		[Redacted Address Details]
By:
Name David Feller
Title: CEO

Signature Page to Subordination Agreement

S-3

SCHEDULE "B"

FORM OF SUBORDINATION AGREEMENT

(see attached)

SUBORDINATION AGREEMENT

THIS SUBORDINATION AGREEMENT is made as of the [__] day of June, 2019 between DB FSLF 50 LLC, as agent for and on behalf of itself and each of the other Lenders (as hereafter defined) (together with its successors and assigns, the “Agent”), COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee for and on behalf of the Holders (as hereafter defined) (together with its successors and assigns, the “Trustee”), and MOGO INC. (together with its successors and assigns, the “Borrower”);

WHEREAS pursuant to a credit and guarantee agreement dated as of the 25th day of September, 2017, (as amended, modified or restated, the “Credit Agreement”) among Mogo Finance Technology Inc. (“MFTI”), Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc. and Mogo Financial (Ontario) Inc., the Agent and such other lenders from time to time as may become party thereto (collectively, the “Lenders”), the Lenders have agreed to advance funds to the Borrower;

AND WHEREAS the Borrower and MFTI has granted the Senior Security (as hereafter defined) to Agent, for the benefit of the Lenders, to secure the Senior Debt (as hereafter defined);

AND WHEREAS pursuant to a trust indenture dated as of the 6th day of June, 2017 (the “Original Indenture”) between the Trustee and MFTI, MFTI has issued Debentures (as hereafter defined) to the Holders from time to time;

AND WHEREAS pursuant to a first supplemental indenture dated June [__], 2019 (the “First Supplemental Indenture”) to the Original Indenture, the Borrower assumed all obligations of MFTI under the Original Indenture;

AND WHEREAS pursuant to the Original Indenture, MFTI has granted the Subordinate Security (as hereafter defined) to the Trustee, on behalf of the Holders, to secure the Subordinate Debt (as hereafter defined);

AND WHEREAS the Subordinate Parties (as hereafter defined) have agreed to unconditionally and irrevocably subordinate and postpone the Subordinate Debt (as hereafter defined) to the indefeasible repayment in full by the Borrower and MFTI of the Senior Debt, subject to the terms and conditions hereof;

AND WHEREAS the Subordinate Parties have agreed to unconditionally and irrevocably subordinate and postpone the Subordinate Security to the Senior Security;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby irrevocably acknowledged, the parties hereto make the following covenants, acknowledgments and agreements.

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1. Defined Terms Terms used but not defined elsewhere in this Agreement (including the recitals hereto) shall have the following meanings:

(a) “Agent” has the meaning ascribed thereto in the recitals to this Agreement;

(b) “Agreement” means this subordination agreement;

(c) “Borrower” has the meaning ascribed thereto in the recitals to this Agreement;

(d) “Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York, the Province of Ontario or the Province of British Columbia on which banking institutions located in any such jurisdiction are authorized or required by law or other governmental action to close;

(e) “Credit Agreement” has the meaning ascribed thereto in the recitals to this Agreement;

(f) “Credit Documents” means the Credit Agreement, the Senior Security and all other agreements, instruments, guarantees or documents executed and delivered to any Senior Party in connection therewith or otherwise in connection with the Senior Debt;

(g) “Debentures” means any debentures or other instruments evidencing indebtedness of the Borrower issued by the Borrower pursuant to the Indenture;

(h) “Holders” means all Persons who from time to time are the holders of or have an interest in the Debentures;

(i) “Indenture” means the Original Indenture as supplemented by the First Supplemental Indenture;

(j) “Lenders” has the meaning ascribed thereto in the recitals to this Agreement;

(e) “Permitted Payments” means the regularly scheduled semi-annual payments of interest on account of the Debentures paid to the Subordinate Parties in accordance with the terms and conditions provided in Section 10;

(k) “Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, unlimited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities;

(l) “Senior Debt” means all indebtedness, liabilities and obligations of any nature or kind, present or future, direct or indirect, absolute or contingent, whether as primary debtor, surety or guarantor, matured or not and at any time owing by the Borrower or MFTI to any Senior Party including, without limitation, pursuant to the Credit Agreement or any of the other Credit Documents;

(m) “Senior Parties” means the Agent and the Lenders;

(n) “Senior Security” means all liens, charges, pledges, security interests, hypothecs and other security agreements of any nature or kind, now or hereafter granted by the Borrower or MFTI to any Senior Party which secures payment and/or performance of the Senior Debt;

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(o) “Subordinate Debt” means all indebtedness, liabilities and obligations of any nature or kind, present or future, direct or indirect, absolute or contingent, whether as primary debtor or surety, matured or not and at any time owing by the Borrower or any of its Subsidiaries to any Subordinate Party pursuant to the Indenture or Debentures;

(p) “Subordinate Parties” means the Trustee and the Holders;

(q) “Subordinate Security” means all liens, charges, pledges, security interests, hypothecs and other security agreements of any nature or kind, now or hereafter granted by the Borrower or any of its Subsidiaries to any Subordinate Party which secures payment and/or performance of the Subordinate Debt;

(r) “Subsidiaries” means any corporation or other entity controlled directly or indirectly by the Borrower; and

(s) “Trustee” has the meaning ascribed thereto in the recitals to this Agreement.

2. Interpretation Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section or Annex shall be to a Section or Annex hereof unless otherwise specifically provided. The use herein of the word “include” or “including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not no limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The words “hereof”, “herein”, “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context requires otherwise (a) reference to any Person include that Person’s successors and assignees, (b) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements, or modifications set forth herein or therein), and (c) any reference to any law or regulation herein shall refer to such law or regulation as amended, modified or supplemented from time to time.

3. Subordination and Postponement The Borrower and the Trustee, for itself and on behalf of each other Subordinate Party, hereby covenant and agree that all Subordinate Debt is hereby unconditionally and irrevocably deferred, postponed and subordinated in all respects to the prior indefeasible repayment in full by the Borrower of all the Senior Debt. The Borrower and the Trustee, for itself and on behalf of each other Subordinate Party, hereby covenant and agree that all Subordinate Security is hereby unconditionally and irrevocably deferred, postponed and subordinated in all respect to the Senior Security. Without limiting the generality of the foregoing, the deferment, postponement and subordination of the Subordinate Debt and the Subordinate Security contained herein shall be effective notwithstanding:

(a) the date of any advances secured by the Senior Security;

(b) the dates of default or the date or dates of crystallization of any floating charge under the Senior Security;

(c) the perfection or lack of perfection of any of the Senior Security;

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(d) the enforceability of the Credit Agreement or any other Credit Document;

(e) the order of registration of any liens or security interests with respect to the Senior Security and the Subordinate Security; and

(f) the rules of priority established under applicable law.

4. Repayment of Subordinate Debt Until the Senior Debt has been indefeasibly paid in full and the Credit Agreement has been terminated, other than Permitted Payments, no direct or indirect distribution, payment (including, but not limited to, principal, interest, premiums and fees (but excluding any fees or disbursements owing to the Trustee)), prepayment or repayment on account of, or other distribution in respect of, the Subordinate Debt shall be made by, or on behalf of, the Borrower or received by, or on behalf of, any Subordinate Party. Any such payment made shall constitute an immediate “Event of Default” (as defined in the Credit Agreement) and shall be subject to the trust provisions of Section 11 hereof. Notwithstanding the foregoing, the Borrower may at any time and from time to time convert all or part of the Subordinate Debt into common shares of the Borrower pursuant to the terms of the Indenture.

5. Restriction on Enforcement No Subordinate Party shall take any steps whatsoever to enforce the Subordinate Security or to enforce payment of the Subordinate Debt (including, without limitation, notice of default, demand for payment, rights of set-off, commencement of bankruptcy proceedings, foreclosure, sale, power of sale, taking of possession, giving in payment, appointing or making application to a court for an order appointing an agent or a receiver or receiver-manager by any other means of enforcement thereof) unless, prior to the taking of any such steps, the Senior Debt has been indefeasibly paid in full and the Credit Agreement has been terminated.

6. Subordinate Security The Trustee, for itself and on behalf of each other Subordinate Party, covenants in favour of the Senior Parties that during the term of this Agreement it will not take or accept from the Borrower or rely upon any security for the payment of or performance of the Subordinate Debt other than the Subordinate Security delivered to the Trustee prior to or on the date hereof. The Borrower covenants in favour of the Senior Parties that during the term of this Agreement it will not provide to any Subordinate Party any security for the payment of or performance of the Subordinate Debt other than the Subordinate Security provided to the Trustee prior to or on the date hereof. The Trustee, for itself and on behalf of each other Subordinate Party, represents and warrants that as of the date hereof the only security that the Subordinate Parties have received from the Borrower is pursuant to the Indenture.

7. No Objection No Subordinate Party shall take, or cause or permit any other Person to take on its behalf, any steps whatsoever whereby the priority, perfection or validity of any of the Senior Security or the rights of the Senior Parties hereunder, under the Credit Agreement or under any other Credit Document shall be delayed, defeated, impaired or diminished, and without limiting the generality of the foregoing, no Subordinate Party shall challenge, object to, compete with or impede in any manner any act taken or proceeding commenced by any of the Senior Parties in connection with the enforcement by the Agent or the Lenders of the Senior Security.

8. Application of Proceeds The Trustee, for itself and on behalf of each other Subordinate Party, and the Borrower acknowledge that all and every part of the Senior Security is held by the Agent or the Lenders as security for all and every part of the Senior Debt and the Senior Parties may apply as a permanent reduction any monies received, whether from the enforcement of and realization upon any or all of the Senior Security or otherwise, to any part of the Senior Debt as the Senior Parties, in their sole discretion, may determine appropriate in accordance with the provisions of the Credit Agreement.

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9. Liquidation, Dissolution, Bankruptcy, etc.

(a) In the event of distribution, division or application, partial or complete, voluntary or involuntary, by operation of law or otherwise, of all or any part of the assets of the Borrower, or the proceeds thereof, to creditors in connection with the bankruptcy, reorganization, liquidation or winding-up of the Borrower or in connection with any composition with creditors or scheme of arrangement to which the Borrower is a party (each an “Insolvency Proceeding”), the Senior Parties shall be entitled to receive payment in full (including interest accruing to the date of receipt of such payment at the applicable rate provided for in the Credit Agreement whether or not allowed as a claim in any such proceeding) of the Senior Debt before any Subordinate Party is entitled to receive any direct or indirect payment or distribution of any cash or other assets of the Borrower on account of the Subordinate Debt, and the Senior Parties shall be entitled to receive directly, for application in payment of such Senior Debt (to the extent necessary to pay all Senior Debt in full after giving effect to any substantially concurrent payment or distribution to the Senior Parties in respect of the Senior Debt), any payment or distribution of any kind or character, whether in cash or other assets, which shall be payable or deliverable upon or with respect to the Subordinate Debt. To the extent any payment of Senior Debt (whether by or on behalf of the Borrower, as proceeds of security or enforcement of any right of set-off or otherwise) is declared to be a fraudulent preference or otherwise preferential, set aside or required to be paid to a trustee, receiver or other similar person under any bankruptcy, insolvency, receivership or similar law, then if such payment is recoverable by, or paid over to, such trustee, receiver or other person, the Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred.

(b) In order to enable the Senior Parties to enforce their rights hereunder in any of the actions or proceedings described in this Section 9, upon the failure of any Subordinate Party to make and present, on a timely basis, a proof of claim against the Borrower on account of the Subordinate Debt or other motion or pleading as may be expedient or proper to establish such Subordinate Party’s entitlement to payment of any Subordinate Debt, the Senior Parties are hereby irrevocably authorized and empowered, in their discretion and at the Subordinate Parties’ expense, to make and present for and on behalf of such Subordinate Party such proofs of claims or other motions or pleadings and, to the extent that any amount remains outstanding under the Senior Debt, to demand, receive and collect any and all dividends or other payments or disbursements made thereon in whatever form the same may be paid or issued and to apply the same on account of the Senior Debt. The Subordinate Parties shall not exercise any voting right or other privilege that it may have from time to time in any of the actions or proceedings described in this Section 9 in favour of any plan, proposal, compromise, arrangement or similar transaction that would defeat: (i) the right of the Senior Parties to receive payments and distributions otherwise payable or deliverable upon or with respect to the Subordinate Debt so long as any Senior Debt remains outstanding; or (ii) the obligation of any Subordinate Party to receive, hold in trust, and pay over to the Senior Parties certain payments and distributions as contemplated by Section 11. Additionally, each Subordinate Party shall, upon receipt of written notice from the Agent, thereafter vote any claim that it may have in an Insolvency Proceeding in the manner so instructed by the Agent on behalf of the Senior Parties.

(c) The parties agree that (i) the Senior Security and the Subordinate Security constitute two separate and distinct grants of security; and (ii) because of, among other things, their differing rights in the property of the Borrower, the Senior Debt is fundamentally different from the Subordinated Debt and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency Proceeding.

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10. Permitted Payments to Subordinate Parties Notwithstanding any other provisions of this Agreement, the parties agree that the Borrower may make and the Subordinate Parties may receive regularly scheduled semi-annual payments of interest on account of the Debentures in accordance with the terms of the Indenture and interest payable to the Subordinated Parties in connection with a conversion of the Debentures pursuant to the Indenture, in each case and in all circumstances (including following a default or an event of default under the Indenture), in the form, and only in the form, of capital stock in the common equity of the Borrower. In addition, the Borrower may make and the Trustee or the Subordinate Parties may receive, from time to time, any other payment or principal on account of the Debenture which is expressly consented to in writing by the Agent. Any payment received by the Subordinate Parties in contravention of this Section 10 shall be received in trust for the Agent and shall be paid over to the Agent forthwith upon receipt.

11. Payments Received by the Subordinate Parties If, prior to the indefeasible payment in full of the Senior Debt, any Subordinate Party or any Person on its behalf shall receive any payment from or distribution of assets of the Borrower or on account of the Subordinate Debt, other than Permitted Payments, then such Subordinate Party shall, and shall cause such other Person to, receive and hold such payment or distribution in trust for the benefit of the Senior Parties and promptly pay the same over or deliver to the Agent in precisely the form received by such Subordinate Party or such other Person on its behalf (except for any necessary endorsement or assignment) and such payment or distribution shall be applied by the Agent to the repayment of the Senior Debt.

12. Lenders’ Rights The Senior Parties shall be entitled to deal with the Senior Security as they see fit and nothing herein shall prevent, restrict or limit the Agent or the Lenders in any manner from exercising all or any part of their rights and remedies otherwise permitted by applicable law upon any default under the Senior Security. Without limiting the generality of the foregoing:

(a) the Senior Parties, in their absolute discretion or in the absolute discretion of any authorized officer or agent, and without diminishing the obligations of the Subordinate Parties hereunder, may grant time or other indulgences to the Borrower and any other Person or Persons now or hereafter liable to the Senior Parties in respect of the payment of the Senior Debt, and may give up, modify, vary, exchange, renew or abstain from taking advantage of the Senior Security in whole or in part and may discharge any part or parts of or accept any composition or arrangements or realize upon the Senior Security when and in such manner as the Senior Parties or any authorized officer or agent thereof may think expedient, and in no such case shall the Senior Parties be responsible for any neglect or omission with respect to the Senior Security or any part thereof;

(b) no Subordinate Party shall be released or exonerated from its obligations hereunder by extension of time periods or any other forbearance whatsoever, whether as to time, performance or otherwise or by any release, discharge, loss or alteration in or dealing with all or any part of the Senior Debt and the Senior Security or by any failure or delay in giving any notice required under this Agreement, the Credit Agreement or any other Credit Document or any part thereof, the waiver by the Senior Parties of compliance with any conditions precedent to any advance of funds, or by any modification or alteration of the Credit Agreement or any other Credit Document or any part thereof, or by anything done, suffered or permitted by the Senior Parties, or as a result of the method or terms of payment under the Senior Debt or Senior Security or any part thereof or any assignment or other transfer of all or any part of the Credit Agreement or any other Credit Document of the Senior Debt or any part thereof;

(c) the Senior Parties shall not be bound to seek or exhaust any recourse against the Borrower or any other Person or against the property or assets of the Borrower or any other Person or against any security, guarantee or indemnity before being entitled to the benefit of the Subordinate Parties’ obligations hereunder and the Senior Parties may enforce the various remedies available to them and may realize upon the various security documents, guarantees and indemnities or any part thereof, held by them in such order as the Senior Parties may determine appropriate in their sole discretion;

(d) the Senior Parties shall not be required to provide the Subordinate Parties with any information relating to the financial condition of the Borrower;

(e) the Senior Parties shall not be required to marshall in favour of the Subordinate Parties or any other Person the Senior Security or any other securities or any moneys or other assets which the Senior Parties may be entitled to receive or upon which the Senior Parties may have a claim; and

(f) the Senior Parties shall be entitled to advance their own money in their sole discretion in order to preserve or protect the assets of the Borrower or any part thereof, and all such sums advanced shall constitute part of the Senior Debt and shall be secured by the Senior Security.

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13. No Waiver of Subordination Provisions No right of the Senior Parties to enforce the subordination as provided in this Agreement shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Borrower or by any act or failure to act by the Senior Parties or any agent of or trustee for the Senior Parties, or by any non-compliance by the Borrower with any of the agreements or instruments relating to the Subordinate Debt or the Senior Debt, regardless of any knowledge thereof which the Senior Parties may have or be otherwise charged with. Without limitation of the foregoing, but in no way relieving the Borrower of its obligations under this Agreement, the Senior Parties may, at any time and from time to time, without the consent of the Subordinate Parties and without impairing or releasing the subordination and other benefits provided in this Agreement or the obligations hereunder of the Subordinate Parties to the Senior Parties, do any one or more of the following:

(a) amend, supplement, modify, restate or replace the Credit Agreement, or any of the Senior Security or any of the other Credit Documents;

(b) sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner any assets pledged or mortgaged for or otherwise securing the Senior Debt or any liability of the Borrower or any liability incurred directly or indirectly in respect thereof;

(c) settle or compromise any Senior Debt or any other liability of the Borrower (other than the Subordinate Debt) or any security thereof or any liability incurred directly or indirectly in respect thereof, and apply any sums by whomsoever paid and however realized to the Senior Debt in any manner or order; and

(d) fail to take or to record or otherwise perfect or to preserve the perfection of any liens or security interest securing the Senior Debt, register or file specific postponements or subordinations, exercise or delay in or refrain from exercising any right or remedy against the Borrower and elect any remedy and otherwise deal freely with the Borrower.

No loss of or in respect of any of the Senior Security or otherwise or any carelessness or neglect by the Senior Parties in asserting their rights or any other thing whatsoever, including without limitation the loss by operation of law of any right of the Senior Parties against the Borrower or the loss or destruction of any security, shall in any way impair or release the subordination and other benefits provided by this Agreement.

14. Waivers of the Subordinate Parties Each Subordinate Party agrees that the Senior Parties have made no representations or warranties with respect to the due execution, legality, validity, completeness or enforceability of any agreement or instrument relating to the Credit Agreement or the Senior Debt or the collectability of the Senior Debt, that the Senior Parties shall be entitled to manage and supervise their loans and other financial accommodation to the Borrower in accordance with applicable law and their usual practices, modified from time to time as they deem appropriate in their sole discretion, or otherwise, without regard to the existence of any rights that any Subordinate Party may now or hereafter have in or to any of the assets of the Borrower, and that the Senior Parties shall have no liability to the Subordinate Parties for, and the Trustee, for itself and on behalf of each other Subordinate Party, hereby waives, any claims which any Subordinate Party may now or hereafter have against the Senior Parties out of, any and all actions which the Agent or the Lenders take or omit to take (including, without limitation, actions with respect to the creation, perfection or continuation of liens or security interest in any assets at any time securing payment of the Senior Debt, actions with respect to the occurrence of any default under any agreement or instrument relating to the Senior Debt, action with respect to the release or depreciation of, or failure to realize upon, any assets securing payment of the Senior Debt and actions with respect to the collection of any claims or all or any part of the Senior Debt from any account debtor, guarantor or any other Person) with respect to the Senior Debt and any agreement or instrument related thereto or with respect to the collection of the Senior Debt or the valuation, use, protection or release of any assets securing payment of the Senior Debt.

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15. No Release This Agreement shall remain in full force and effect without regard to, and the obligations of the Subordinate Parties hereunder shall not be released or otherwise affected or impaired by:

(a) any exercise or non-exercise by any Senior Party of any right, remedy, power or privilege in the Credit Agreement, the Senior Security or any other Credit Document;

(b) any waiver, consent, extension, indulgence or other action, inaction or omission by any Senior Party under or in respect of this Agreement, the Credit Agreement, the Senior Security or any other Credit Document;

(c) any default by the Borrower under, any limitation on the liability of the Borrower on the method or terms of payment under, or any irregularity or other defect in, the Credit Agreement, the Senior Security or any other Credit Document;

(d) the lack of authority or revocation hereof by any other party;

(e) the failure of any Senior Party to file or enforce a claim of any kind;

(f) any defence based upon an election of remedies by the Senior Parties which destroys or otherwise impairs the subrogation rights of any Subordinate Party or the right of any Subordinate Party to proceed against the Borrower for reimbursement, or both;

(g) any merger, consolidation or amalgamation of any Subordinate Party or the Borrower into or with any other Person; or

(h) any insolvency, bankruptcy, liquidation, reorganization, arrangement, composition, winding-up, dissolution or similar proceeding involving or affecting any Subordinate Party, the Borrower or any other Person.

16. Subordinate Debt; No Amendment The Borrower represents and warrants that attached hereto as Annex A is a true and complete copy of the Indenture, the Debentures and the Subordinate Security. Without the prior written consent of the Agent, neither the Indenture nor any Debentures or Subordinate Security shall be amended, supplemented or otherwise modified. The Borrower represents and warrants that as of the date hereof, the aggregate principal amount of the Subordinated Debt is $12,686,000 and the Borrower represents and warrants that as of the date hereof that no default exists in respect of the Subordinated Debt.

17. Authorization The Trustee hereby represents and warrants to the Senior Parties that it has the power and capacity under the terms of the Indenture to execute and deliver this Agreement for and on behalf of the Holders.

18. Payment of Senior Debt For purposes of this Agreement, the Senior Debt shall be considered to be paid in full when no further amounts are owing to the Senior Parties and all obligations of the parties under the Credit Agreement and each other Credit Document have been terminated.

19. Subordinate Debt Instruments The Borrower covenants in favour of the Senior Parties that it will promptly deliver to the Agent a certified copy of any instrument evidencing the Subordinate Debt to which it becomes a party.

20. No Rights to Borrower Nothing in this Agreement shall create any rights in favour of the Borrower and the covenants and agreements of the Senior Parties and the Subordinate Parties shall not be enforceable by the Borrower. No consent of the Borrower shall be necessary for any amendment to this Agreement by the Senior Parties and the Subordinate Parties in order to have effect as between the Senior Parties and the Subordinate Parties.

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21. Subrogation Until payment in full to the Senior Parties of the Senior Debt and the Credit Agreement has been terminated, the Trustee, for itself and on behalf of each other Subordinate Party, hereby irrevocably waives any claim or other rights which the Subordinate Parties may now have or may hereafter acquire against the Borrower that arise from the existence, payment, performance or enforcement of the Borrower’s obligations under the Subordinate Debt, including any right of subrogation, reimbursement, exoneration or indemnification of the Holders, any right to participate in any claim or remedy of the Senior Parties against the Borrower which any Senior Party now has or hereafter acquires, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including the right to take or receive from the Borrower, directly or indirectly, in cash or other property or by set-off or in any manner, payment of security on account of such claim or other rights. If any amount shall be paid to any Subordinate Party in violation of the preceding sentence and the Senior Debt shall not have been paid in cash in full, such amount shall be deemed to have been paid to such Subordinate Party for the benefit of, and held in trust for the Senior Parties, and shall forthwith be paid to the Agent to be credited and applied against the Senior Debt, whether matured or unmatured. The Borrower and each of the Subordinated Parties acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by the Credit Agreement and that the waiver set forth in this paragraph is knowingly made in contemplation of such benefits. The Agent acknowledges that the indemnifications by the Borrower, protections and rights of the Trustee as set forth in Article 17 of the Indenture shall not be subject to the terms of this Agreement. The Agent shall advise the Trustee in writing upon indefeasible repayment in full by the Borrower of all the Senior Debt.

22. Concerning the Trustee Computershare Trust Company of Canada has entered into this agreement and any document delivered in connection herewith in its capacity as trustee for the Holders. Whenever any reference is made in this agreement or in any document delivered in connection herewith to an act to be performed by the Trustee, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee for and on behalf of the Holders. Any and all of the representations, undertakings, covenants, indemnities, agreements and other obligations (in this section, collectively “obligations”) made on the part of the Trustee herein or therein are made and intended not as personal obligations of or by Computershare Trust Company of Canada or for the purpose or with the intention of binding Computershare Trust Company of Canada in its personal capacity, but are made and intended for the purpose of binding only the Trustee in its capacity as agent for, and the property and assets of, the Holders. No property or assets of Computershare Trust Company of Canada, whether owned beneficially by it in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedures with regard to any of the Trustee’s obligations hereunder or thereunder. Further, no recourse may be had or taken, directly or indirectly, against any incorporator, shareholder, officer, director, employee or agent of Computershare Trust Company of Canada or of any predecessor or successor of Computershare Trust Company of Canada, with regard to the Trustee’s obligations hereunder.

23. No Marshalling The Subordinate Parties hereby waive any right that they may have to require the Senior Parties to marshal in its favour.

24. Further Assurances and Paramountcy The parties hereto shall forthwith, and from time to time, execute and do all deeds, documents and things which may be necessary or advisable, in the opinion of the Senior Parties and their counsel, to give full effect to the postponement and subordination of the rights and remedies of the Subordinate Parties in respect to the Subordinate Debt and the Subordinate Security to the rights and remedies of the Senior Parties in respect to the Senior Debt and the Senior Security, all in accordance with the intent of this Agreement. Notwithstanding the delivery for registration or filing of specific postponements or subordinations, this Agreement shall govern the priority between the Senior Security and the Subordinate Security and shall be paramount in that regard.

25. Successors and Assigns This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of the Senior Parties. None of the rights or obligations of any Subordinate Party or of the Borrower hereunder nor any interest thereof herein may be assigned or delegated without:

(a) first obtaining from the proposed transferee, assignee or chargee an agreement whereby the proposed transferee, assignee or chargee agrees to be bound by the provisions hereof; and

(b) the prior written consent of the Agent, not to be unreasonably withheld.

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26. Entire Agreement; Severability This Agreement contains the entire agreement among the parties hereto with respect to the obligations, liabilities and assets of the Borrower. If any of the provisions of this Agreement shall be held invalid or unenforceable by any court having jurisdiction, this Agreement shall be construed as if not containing those provisions, and the rights and obligations of the parties hereto should be construed and enforced accordingly.

27. Governing Law This Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

28. Termination This Agreement shall terminate upon the earlier of:

(a) the indefeasible repayment in full of the Senior Debt and the termination of the Credit Agreement, as confirmed in writing to the Trustee and the Borrower by the Agent; and

(b) the written agreement of the Agent and the Trustee.

29. Counterparts This Agreement may be executed in any number of counterparts, which when taken together shall constitute one and the same agreement.

30. Notices Any notice to be given under this Agreement may be effectively given by delivering (whether by courier or personal delivery) such notice at the address set forth in the signature pages of this Agreement, by sending such notice by prepaid registered mail to such address, or by electronic mail to the email address set forth in the signature pages of this Agreement. Any notice delivered shall be deemed to have been received upon delivery. Any notice mailed shall be deemed to have been received on the fifth (5th) day next following the registered mailing of such notice. Any email notice shall be deemed to have been received on transmission if sent before 4:00 p.m. Toronto time on a Business Day, and, if not, on the next business day following transmission.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first written above.

DB FSLF 50 LLC, as Agent		[Redacted Address Details]

By:
Name
Title:

Signature Page to Subordination Agreement

S-1

COMPUTERSHARE TRUST COMPANY OF CANADA		[Redacted Address Details]

By:
Name
Title:

Signature Page to Subordination Agreement

S-2

MOGO INC.		[Redacted Address Details]

By:
Name
Title:

Signature Page to Subordination Agreement

S-3

SCHEDULE "C"

FORM OF GLOBAL DEBENTURE

BETWEEN MOGO INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF GLOBAL DEBENTURE

THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE DATED AS OF THE 6th DAY OF JUNE, 2017 BETWEEN MOGO INC. AND COMPUTERSHARE TRUST COMPANY OF CANADA (THE “INDENTURE”). EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO MOGO INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

CUSIP •

ISIN •

No. •	$•

MOGO INC.

(A corporation continued and existing under the laws of the Province of British Columbia)

10% CONVERTIBLE SENIOR SECURED DEBENTURE

MOGO INC. (the “Corporation” or the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the “Indenture”) dated June 6, 2017, as amended by a first supplemental convertible debenture indenture dated June 21, 2019, between the Corporation and Computershare Trust Company of Canada (the “Trustee”), promises to pay to [ ] on May 31, 2020 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Trustee in the City of Vancouver in accordance with, and subject to the conditions of, the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later. The Initial Debentures shall bear interest from and including Closing Date at the rate of 10% per annum (based on a year of 365 days), payable in arrears in semi-annual payments (with the exception of the first interest payment which will include interest from and including the Closing Date) on May 31 and November 30 of each year, the first such payment to fall due on November 30, 2017 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures or the earlier date of prepayment, repurchase or conversion of the Initial Debentures) to fall due on May 31, 2020 or an earlier date of prepayment, repurchase or conversion, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually, computed on the basis of a 365 day year.

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Interest paid in cash hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque, or the making of such payment by other means, shall, to the extent of the sum represented thereby (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture), satisfy and discharge all liability for such interest on this Initial Debenture or otherwise as contemplated by Section 2.14(b) of the Indenture.

This Initial Debenture is one of the 10% Convertible Senior Secured Debentures (referred to herein as the “Initial Debenture”) of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $15,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents. In the event of any discrepancy between the terms in this Debenture and the Indenture, the Indenture shall prevail with respect to such discrepancy.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Upon and subject to the terms and conditions of the Indenture, including Article 4 of the Indenture, the principal amount of each Initial Debenture will be convertible into Freely Tradable Shares, at the option of the Debentureholder, at any time prior to the earlier of the close of business on the Business Day immediately preceding: (i) the Maturity Date of the Initial Debentures; (ii) if the Initial Debentures are called for prepayment, the date specified by the Corporation for prepayment of the Initial Debentures; (iii) if the Initial Debentures are called for Early Conversion, the date specified by the Corporation for Early Conversion of the Initial Debentures; or (iv) if subject to repurchase pursuant to a Change of Control, the date specified by the Corporation for repurchase, at a price per Freely Tradable Share equal to the Conversion Price, initially being a conversion rate of 200 Freely Tradable Shares per $1,000 principal amount of Debentures, subject to a minimum conversion amount of $5,000 and subject to adjustments for fractional interests in accordance with Section 4.4 of the Indenture. Upon a voluntary conversion by a Debentureholder, the Corporation may offer and such Debentureholder (in the Debentureholder’s discretion) may agree to the delivery of cash for all or a portion of the Initial Debentures converted in lieu of Freely Tradable Shares in accordance with Section 4.12 of the Indenture. Debentureholders converting their Debentures will be entitled to receive, in addition to the applicable number of Freely Tradable Shares (or cash in lieu), accrued and unpaid interest (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) on such Debentures payable at the option of the Corporation in cash or Freely Tradable Shares in accordance with Section 2.14(b)(ii) in respect thereof for the period from the last Interest Payment Date (or the Closing Date if there has not yet been an Interest Payment Date) up to, but excluding, the Date of Conversion.

Upon and subject to the terms and conditions of the Indenture, including Article 5 of the Indenture and the Subordination Agreement, prior to the Maturity Date at any time that the 20-day VWAP on the TSX exceeds 115% of the Conversion Price and provided that no Event of Default has occurred and is continuing and subject to the satisfaction or waiver of the conditions of Section 5.6 of the Indenture, on not more than 60 days’ but not less than 30 days’ prior written notice to Debentureholders as provided for in Section 5.3 of the Indenture, the Corporation shall be entitled to convert Debentures in whole or in part, including any accrued but unpaid interest, into Freely Tradable Shares at the Conversion Price; provided however, if the conversion is to occur within 12 months after the Closing Date, then the Conversion Price will be reduced to $4.25 per Share (subject to adjustment in accordance with Section 4.4 of the Indenture), and Debentureholders whose Debentures are being so converted will be entitled to receive the interest that would have accrued during the 12-month period from the Closing Date in accordance with the terms of the Debenture (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture).

Upon and subject to the terms and conditions of the Indenture, including Article 6 of the Indenture, and the Subordination Agreement and subject to regulatory approval and provided that no Event of Default has occurred and is continuing, any time after 12 months from the Closing Date and at any time prior to the Maturity Date, with not less than 30 days’ prior written notice to Debentureholders, the Corporation shall be entitled to prepay the principal amount of the Debentures in whole or in part, plus accrued interest thereon (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture), in cash (the “Prepayment Price”), provided however, that if the Prepayment Date occurs: (i) within 24 months of the Closing Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive (1) an additional payment in the amount of 5% of the Prepayment Price and (2) the interest that would have accrued from the Prepayment Date to, but excluding, the day that is 24 months from the Closing Date; or (ii) after 24 months of the Closing Date but prior to the Maturity Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive the interest that would have accrued from the Prepayment Date to, but excluding, the Maturity Date in accordance with Section 6.5 of the Indenture.

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Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus unpaid interest up to, but excluding, the Maturity Date (the “Change of Control Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Trustee have been tendered for purchase pursuant to the Change of Control Offer, the Corporation has the right to redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If an offer is made for the Initial Debentures and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the offer by or on behalf of the Offeror, associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms and for the same purchase price as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

Upon and subject to the terms and conditions of the Indenture, including Article 8 of the Indenture, subject to regulatory approval and provided that no Event of Default has occurred and is continuing on maturity of the Initial Debentures, the Corporation may, at its option and subject to the satisfaction or waiver of the conditions of Section 8.4 of the Indenture, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures due on maturity, together with all accrued but unpaid interest thereon (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) by issuing Freely Tradable Shares to Debentureholders. The Corporation may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to regulatory approval and provided that no Event of Default has occurred and is continuing on maturity of the Initial Debentures, elect to satisfy its obligation to pay the principal amount of the Debentures which have matured together with interest by issuing Freely Tradable Shares to such Debentureholders. The number of Freely Tradable Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which have matured together with interest by the Maturity Date VWAP.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct secured obligation of the Corporation, and is subordinated in right of payment and in right of security, to the extent and in the manner provided in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Shares and officers, directors and employees of the Corporation in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in the City of Vancouver and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture. The Initial Debentures are governed by the Indenture. If any of the provisions of this Initial Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern. Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF MOGO INC. has caused this Debenture to be signed by its authorized representative this 21st day of June, 2019.

MOGO INC.

By:
Name:
Title:

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(FORM OF TRUSTEE’S CERTIFICATE)

This Initial Debenture is one of the 10% Convertible Senior Secured Debentures referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

Date:

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FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $________ principal amount hereof*) of MOGO INC. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Initial Debenture and does hereby irrevocably appoints__________________________ as it’s attorney to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Address of Transferee:
(Street Address, City, Province and Postal Code)
Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of $1,000, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

If the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Debentures is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Trustee an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Trustee to such effect. Further to such transfer of Debentures, Debentures will have a U.S. Legend unless the Trustee and Corporation receive an opinion from Counsel of recognized standing that no U.S. Legend is required under the U.S. Securities Act and applicable state securities laws.

☐ If transfer is to a U.S. Person, check this box.

Dated: _______________________________

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
.	)
	)	Signature of Transferor
)
)
Guarantor's Signature/Stamp	)	Name of Transferor

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REASON FOR TRANSFER – For US Citizens or Residents only (where the individual(s) or corporation receiving the securities is a US citizen or resident). Please select only one (see instructions below).

☐ Gift             ☐ Estate             ☐ Private Sale         ☐ Other (or no change in ownership)

Date of Event (Date of gift, death or sale):                   Face Value per Debenture on the date of event:

               ☐ CAD OR ☐ USD

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then-current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER – FOR US CITIZENS OR RESIDENTS ONLY

Consistent with U.S. IRS regulations, Computershare is required to request cost basis information from U.S. securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized but, rather, the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

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SCHEDULE "D"

FORM OF CONVERSION NOTICE

TO: MOGO INC. (the “Corporation”)

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the debenture indenture (the “Indenture”) dated June 6, 2017 as amended by a first supplemental convertible debenture dated June 21, 2019 among the Corporation and Computershare Trust Company of Canada (the “Trustee”), that the aggregate principal amount of $• of the $• of Debentures outstanding will be converted as of • (the “Conversion Date”), upon the issuance of a number of Shares calculated by dividing the principal amount of Debentures plus accrued and unpaid interest thereon, by the Conversion Price, which Conversion Price is $• per Share as at the date hereof.

In accordance with the foregoing, the undersigned tenders herewith the Debentures, and, if applicable, directs that the Shares issuable upon a conversion be issued and delivered to the person indicated below. (If Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐ (A) the undersigned holder at the time of conversion of the Debentures (i) is not in the United States, (ii) is not a U.S. Person, (iii) is not converting the Debentures for the account or benefit of a U.S. Person or a person in the United States, (iv) did not execute or deliver this conversion notice in the United States and (v) delivery of the underlying Shares will not be to an address in the United States; OR

☐ (B) the undersigned holder at the time of conversion of the Debentures (i) is (a) is the original U.S. purchaser who purchased the Debentures pursuant to the Corporation's offering who delivered the Certificate of U.S. Purchaser attached to the subscription agreement in connection with its purchase of Debentures, (b) is converting the Debentures for its own account or for the account of a disclosed principal that was named in the subscription agreement pursuant to which it purchased such Debentures, and (c) is, and such disclosed principal, if any, is an institutional "accredited investor" as defined in Rule 501(a)(1),(2),(3)or (7) of Regulation D under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) at the time of exercise of these Debentures and the representations and warranties of the holder made in the original subscription agreement including the Certificate of U.S. Purchaser remain true and correct as of the date of exercise of these Debentures; OR

☐ (C) if the undersigned holder is (i) a holder in the United States, (ii) a U.S. Person, (iii) a person converting for the account or benefit of a U.S. Person, (iv) executing or delivering this conversion notice in the United States or (v) requesting delivery of the underlying Shares in the United States, the undersigned holder has delivered to the Corporation and the Corporation’s transfer agent (a) a completed and executed U.S. Purchaser Letter in substantially the form attached to this conversion notice as Appendix “I” or (b) an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Corporation) or such other evidence reasonably satisfactory to the Corporation to the effect that with respect to the Shares to be delivered upon conversion of the Debentures, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

The undersigned represents, warrants and certifies that the undersigned has complied with all of the conditions in the Indenture with respect to conversion have been met.

It is understood that the Corporation and Computershare Trust Company of Canada may require evidence to verify the foregoing representations.

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Notes:

1) Certificates will not be registered or delivered to an address in the United States unless Box B or Box C above is checked.

2) If Box C above is checked, holders are encouraged to consult with the Corporation and the Trustee in advance to determine that the legal opinion tendered in connection with the conversion will be satisfactory in form and substance to the Corporation and the Trustee. If Box B or Box C is checked the Shares will have a U.S. Legend unless Trustee and Corporation receive an opinion from Counsel of recognized standing that no U.S. Legend is required under the U.S. Securities Act and applicable state securities laws.

“United States” and “U.S. Person” are as defined in Rule 902 of Regulation S under the U.S. Securities Act.

The undersigned acknowledges that the interest upon the principal amount of Debentures called for conversion shall cease to be payable from and after the Conversion Date, unless payment of the Conversion Price shall not be made on presentation for surrender of such Debentures on or after the Conversion Date or prior to the setting aside of the Conversion Price pursuant to the Indenture.

No fractional Shares shall be delivered upon the exercise by the undersigned of the above-mentioned conversion right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Shares on the Conversion Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Conversion Date, the undersigned requires the Corporation shall, on the Business Day immediately prior to the Conversion Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates or book entry system customer confirmations representing the Freely Tradable Shares to which holders are entitled.

Dated:
(Signature of Registered Holder)

* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Shares are to be issued in the name of a person other than the holder the Form of Assignment attached to the Indenture must be completed and signature guaranteed as specified in that form.

(Print name in which Shares are to be issued, delivered and registered) Name:

Name: ___________________________________

_________________________________________
(Address)

_________________________________________
(City, Province and Postal Code)

Name of guarantor: ___________________________

Authorized signature: _________________________

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SCHEDULE "E"

FORM OF EARLY CONVERSION NOTICE

MOGO INC.

10% CONVERTIBLE SENIOR SECURED DEBENTURES

FORM OF EARLY CONVERSION NOTICE

To: Holders of 10% Convertible Senior Secured Debentures (the “Debentures”) of Mogo Inc. (the “Corporation”)

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 5.3 of the debenture indenture (the “Indenture”) dated June 6, 2017 as amended by a first supplemental convertible debenture indenture dated June 21, 2019 among the Corporation and Computershare Trust Company of Canada (the “Trustee”), that the aggregate principal amount of $• of the $• of Debentures outstanding will be converted as of • (the “Early Conversion Date”), upon the issuance of a number of Shares calculated by dividing the principal amount of Debentures plus accrued and unpaid interest thereon, together with the amount of interest that would have accrued or been paid to the Debentureholder during, on or before the date that is 12 months from the Closing Date, in the event that the Early Conversion occurs on or before June 6, 2018, by $4.25 per Share (subject to adjustment in accordance with Section 4.4) (the “Early Conversion Price”) such that 235.294 Shares shall be issued for each $1,000 principal amount of Initial Debentures so converted, subject to adjustments for fractional interests and subject to a minimum conversion amount of $5,000 principal amount of Initial Debentures being so converted (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) (collectively, the “Early Conversion Price”); provided, however, that if regulatory approval to pay interest in Freely Tradable Shares on an Early Conversion is not obtained prior to the close of business on the Business Day preceding the Early Conversion Date, subject to the Subordination Agreement, the Corporation shall pay such interest in cash.

The Early Conversion Price will be payable upon presentation and surrender of the Debentures called for conversion at the following office:

•

Attention: •

The interest upon the principal amount of Debentures called for conversion shall cease to be payable from and after the Early Conversion Date, unless payment of the Early Conversion Price shall not be made on presentation for surrender of such Debentures at the above-mentioned office on or after the Early Conversion Date or prior to the setting aside of the Early Conversion Price pursuant to the Indenture.

No fractional Shares shall be delivered upon the exercise by the Corporation of the above-mentioned Early Conversion right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Shares on the Early Conversion Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Early Conversion Date, the Corporation shall, on the Business Day immediately prior to the Early Conversion Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates or book entry system customer confirmations representing the Freely Tradable Shares to which holders are entitled.

- 15 -

DATED:

MOGO INC.
By:
Name:
Title:

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SCHEDULE "F"

FORM OF PREPAYMENT NOTICE

MOGO INC.

10% CONVERTIBLE SENIOR SECURED DEBENTURES

FORM OF PREPAYMENT NOTICE

To: Holders of 10% Convertible Senior Secured Debentures (the “Debentures”) of Mogo Inc. (the “Corporation”)

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 6.3 of the debenture indenture (the “Indenture”) dated June 6, 2017 as amended by a first supplemental convertible debenture indenture dated June 21, 2019 among the Corporation and Computershare Trust Company of Canada (the “Trustee”), that the aggregate principal amount of $• of the $• of Debentures outstanding will be prepaid as of • (the “Prepayment Date”), upon payment of a Prepayment Price of $• for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $•, (ii) all accrued and unpaid interest hereon to but excluding the Prepayment Date, and (iii) all other amounts owed pursuant to Section 2.4(f) of the Indenture (collectively, the “Prepayment Price”).

The Prepayment Price will be payable upon presentation and surrender of the Debentures called for Prepayment at the following office:

                               •

Attention: •

The interest upon the principal amount of Debentures called for Prepayment shall cease to be payable from and after the Prepayment Date, unless payment of the Prepayment Price shall not be made on presentation for surrender of such Debentures at the above-mentioned office on or after the Prepayment Date or prior to the setting aside of the Prepayment Price pursuant to the Indenture.

In this connection, upon presentation and surrender of the Debentures for payment on the Prepayment Date, the Corporation shall, on the Business Day immediately prior to the Prepayment Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of cash representing the balance of the Prepayment Price.

DATED:

MOGO INC.

By:
Name:
Title:

SCHEDULE "G"

FORM OF MATURITY NOTICE

MOGO INC.

10% CONVERTIBLE SENIOR SECURED DEBENTURES

MATURITY NOTICE - PAYMENT BY WAY OF SHARES

To: Holders of 10% Convertible Senior Secured Debentures (the “Debentures”) of Mogo Inc. (the “Corporation”)

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 8.1 of the debenture indenture (the “Indenture”) dated June 6, 2017 as amended by a first supplemental convertible debenture indenture dated June 21, 2019 among the Corporation and Computershare Trust Company of Canada, as trustee (the “Trustee”), that the Debentures are due and payable as of May 31, 2020 (the “Maturity Date”) and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date, together with all accrued and unpaid interest thereon, by issuing and delivering to the holders that number of Freely Tradable Shares equal to the number obtained by dividing such principal amount of the Debentures and accrued and unpaid interest thereon by the Maturity Date VWAP, less withholding .

The payment of Freely Tradable Shares on the Maturity Date will be payable upon presentation and surrender of the Debentures at the following office:

Attention: •

The interest upon the principal amount of Debentures shall cease to be payable from and after the Maturity Date, unless payment of the Freely Tradable Shares shall not be made on presentation for surrender of such Debentures at the above-mentioned office on or after the Maturity Date.

No fractional Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Shares on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Trustee, at its principal trust office in the City of Vancouver for delivery to and on account of the holders, of certificates or book entry system customer confirmations representing the Freely Tradable Shares to which holders are entitled together with the cash equivalent in lieu of fractional Shares, and if only a portion of the Debentures are to be repaid by issuing Freely Tradable Shares, cash representing the balance of the principal amount and premium (if any) and interest due on the Maturity Date.

DATED:

MOGO INC.

By:
Name:
Title: